04027500

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

APR 30 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

PROCESSED
MAY 03 2004
THOMSON
FINANCIAL

Form 8-K for April 30, 2004
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

106352 SAIL 2004-4
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 30, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________________
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2004-4

$1,824,250,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2004-4
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Size ($)	Benchmark	Est. WAL[(1)] (yrs.)	Payment Window[(1)] (mos.)	Initial C/E[(2)] (%)	Initial Margin	Legal Final Maturity	Ratings S&P/Fitch/Moody's
A1[(3)]	605,067,000	1M LIBOR	2.13	1-76	15.50%	0.24%	4/25/2034	AAA/AAA/Aaa
A2[(4)]	606,296,000	1M LIBOR	2.13	1-76	15.50%	0.24%	4/25/2034	AAA/AAA/Aaa
A3[(5)]	336,317,000	1M LIBOR	2.13	1-76	15.50%	0.20%	4/25/2034	AAA/AAA/Aaa
A-SIO[(6)]	Notional	N/A	N/A	N/A	N/A	N/A	4/25/2009	AAA/AAA/Aaa
A4 [(7)]	43,958,000	1M LIBOR	4.54	43-76	13.10%	0.40%	4/25/2034	AAA/AAA/NR
M1	57,695,000	1M LIBOR	4.47	41-76	9.95%	0.53%	4/25/2034	AA/AA/Aa2
M2	27,474,000	1M LIBOR	4.42	40-76	8.45%	0.60%	4/25/2034	AA-/AA-/Aa3
M3	27,474,000	1M LIBOR	4.39	39-76	6.95%	0.95%	4/25/2034	AA-/AA-/NR
M4	27,474,000	1M LIBOR	4.37	39-76	5.45%	1.23%	4/25/2034	A+/A+/A2
M5	22,895,000	1M LIBOR	4.34	38-76	4.20%	1.45%	4/25/2034	A/A/A3
M6	23,810,000	1M LIBOR	4.34	38-76	2.90%	1.75%	4/25/2034	BBB+/BBB+/Baa1
M7	22,895,000	1M LIBOR	4.29	37-76	1.65%	1.95%	4/25/2034	BBB-/BBB/BBB
M8	13,737,000	1M LIBOR	3.97	37-69	0.90%	2.50%	4/25/2034	NR/BBB-/BBB-
B	9,158,000	5.00%	3.26	37-50	0.40%	N/A	4/25/2034	BB+/BB/NR

To Maturity

Class	Size ($)	Benchmark	Est. WAL[(1)] (yrs.)	Payment Window[(1)] (mos.)	Initial C/E[(2)] (%)	Initial Margin	Legal Final Maturity	Ratings S&P/Fitch/Moody's
A1[(3)]	605,067,000	1M LIBOR	2.33	1-176	15.50%	0.24%	4/25/2034	AAA/AAA/Aaa
A2[(4)]	606,296,000	1M LIBOR	2.33	1-176	15.50%	0.24%	4/25/2034	AAA/AAA/Aaa
A3[(5)]	336,317,000	1M LIBOR	2.32	1-176	15.50%	0.20%	4/25/2034	AAA/AAA/Aaa
A-SIO[(6)]	Notional	N/A	N/A	N/A	N/A	N/A	4/25/2009	AAA/AAA/Aaa
A4 [(7)]	43,958,000	1M LIBOR	4.99	43-140	13.10%	0.40%	4/25/2034	AAA/AAA/NR
M1	57,695,000	1M LIBOR	4.90	41-135	9.95%	0.53%	4/25/2034	AA/AA/Aa2
M2	27,474,000	1M LIBOR	4.82	40-127	8.45%	0.60%	4/25/2034	AA-/AA-/Aa3
M3	27,474,000	1M LIBOR	4.78	39-121	6.95%	0.95%	4/25/2034	AA-/AA-/NR
M4	27,474,000	1M LIBOR	4.72	39-115	5.45%	1.23%	4/25/2034	A+/A+/A2
M5	22,895,000	1M LIBOR	4.64	38-107	4.20%	1.45%	4/25/2034	A/A/A3
M6	23,810,000	1M LIBOR	4.56	38-99	2.90%	1.75%	4/25/2034	BBB+/BBB+/Baa1
M7	22,895,000	1M LIBOR	4.35	37-87	1.65%	1.95%	4/25/2034	BBB-/BBB/BBB
M8	13,737,000	1M LIBOR	3.97	37-69	0.90%	2.50%	4/25/2034	NR/BBB-/BBB-
B	9,158,000	5.00%	3.26	37-50	0.40%	N/A	4/25/2034	BB+/BB/NR

(1) The Certificates will be priced at 30% CPR.

(2) Initial Credit Enhancement includes initial overcollateralization of approximately 0.40%.

(3) The Class A1 Certificates are the Senior Certificates of Group 1.

(4) The Class A2 Certificates are the Senior Certificates of Group 2.

(5) The Class A3 Certificates are the Senior Certificates of Group 3.

(6) Class A-SIO will be a Senior Inverse Interest-Only Certificate, and may receive interest payments for the first 60 Distribution Dates.

(7) Class A4 will be a Senior Subordinate Certificate.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid to the Class A1 Certificates until reduced to zero, all Group 2 Principal will be paid to the Class A2 Certificates until reduced to zero, and all Group 3 Principal will be paid to the Class A3 Certificates until reduced to zero. If the Senior Certificates of any Group have been reduced to zero, all principal from that group will be allocated to the Senior Certificates of the other two Groups in proportion to their principal balances after giving effect to distributions from the related Group on such date. Once the Senior Certificates have been retired, principal will be allocated sequentially to the Class A4, M1, M2, M3, M4, M5, M6, M7, M8 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) is greater than or equal to two times the Initial Senior Enhancement Percentage (meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal from each Group will be paid to the related Senior Certificates until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of any Group have been reduced to zero, principal from that Group will be allocated to the Senior Certificates of the other two Groups in proportion to their principal balances after giving effect to distributions from the related Group on such date, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will be allocated sequentially to the Class A4, M1, M2, M3, M4, M5, M6, M7, M8 and B Certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.40% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class A1, A2, A3, A4, M1, M2, M3, M4, M5, M6, M7 and M8 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class B Certificates will be equal to the lesser of (i) 5.00% and (ii) their Net Funds Cap, calculated on a 30/360 basis.

The Interest Rate for the Class A-SIO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 60th Distribution Date, be an annual rate equal to the greater of (i) 0.00% and (ii) 1.10% - 1 Month LIBOR, on an actual/360 basis. Interest will accrue on the Class A-SIO Certificates based upon their Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 60th Distribution Date, the Class A-SIO Certificates will no longer accrue interest and will not be entitled to distributions of any kind.

The "Accrual Period" for any Class of LIBOR Certificates, the Class B Certificates and the Class A-SIO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on April 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest Payment Priority (continued)

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees, including the Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1 Certificates and the A-SIO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A2 Certificates and the A-SIO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class A3 Certificates and the A-SIO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes A4, M1, M2, M3, M4, M5, M6, M7, M8 and B, sequentially;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee and the Master Servicer previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes A4, M1, M2, M3, M4, M5, M6, M7, M8 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(11) To pay sequentially to Classes A4, M1, M2, M3, M4, M5, M6, M7, M8 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (9), (10) and (12), in that order of priority. Any amounts received of the A3 Interest Rate Cap will be allocated to the Class A3 Certificates in step (9) and then to step (12), in that order of priority.

Class A-SIO Notional Amount

For the first 60 Distribution Dates, the Components of the A-SIO will each have a Notional Amount equal to the beginning period Collateral balance for the related Group. On and after the 61st Distribution Date, the Class A-SIO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap Agreements

The Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-three month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 4.10%, paying a maximum of 3.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of bonds outstanding at a prepayment assumption. If in any period the Notional Balance of the Interest Rate Cap Agreement exceeds the outstanding principal balance of the LIBOR Certificates and the Class B Certificates, the portion of the Interest Rate Cap payments available to benefit the LIBOR Certificates and the Class B Certificates will be limited to the amounts accrued on this lower balance. The difference between amounts accrued on the Notional Balance of the Interest Rate Cap Agreement and the balance of the LIBOR Certificates and the Class B Certificates will be paid directly to the Class X Certificates. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,806,360,611.45
3	1,785,731,541.44
4	1,760,960,651.31
5	1,732,551,620.36
6	1,701,255,448.83
7	1,666,173,768.02
8	1,628,270,824.81
9	1,585,383,830.08
10	1,538,337,471.44
11	1,489,970,250.26
12	1,442,167,201.04

Month	Approximate Notional Balance ($)
13	1,395,220,970.86
14	1,336,234,977.10
15	1,291,824,959.44
16	1,248,099,691.34
17	1,202,843,290.56
18	1,147,942,613.46
19	1,072,380,855.93
20	1,017,252,297.52
21	966,350,962.96
22	919,695,746.15
23	875,317,680.63
24	832,921,915.16

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) excess, if any, of 1 Month LIBOR for such determination date over the strike rate and (ii) 3.00%, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Interest Rate Cap Agreements (continued)

The Class A3 Interest Rate Cap Agreement will be purchased by the Trust for the sole benefit of the Class A3 Certificates. The Class A3 Interest Rate Cap will have a strike rate and maximum rate of payment as shown below. The schedule is an approximation of the cap the Trust purchased, and was created with an assumed Class A3 initial balance of $300 million. If in any period the Notional Balance of the Class A3 Interest Rate Cap Agreement exceeds the outstanding principal balance of the Class A3 Certificates, the portion of the Class A3 Interest Rate Cap payments available to benefit the Class A3 Certificates will be limited to the amounts accrued on the lower balance. Proceeds from the Class A3 Interest Rate Cap will be used to pay any Basis Risk Shortfalls or Unpaid Basis Risk Shortfalls remaining on the Class A3 Certificates, after the application of funds from the Interest Rate Cap Agreement. Any remaining proceeds will be paid directly to the Class X Certificates.

Month	Strike (%)	Max Rate of Payment (%)	Approximate Notional Balance ($)
25	8.00	1.25	129,487,000.00
26	8.00	1.25	123,722,000.00
27	8.00	1.25	118,129,000.00
28	8.50	0.75	112,704,000.00
29	8.50	0.75	107,441,000.00
30	8.50	0.75	102,337,000.00
31	8.75	0.50	97,386,000.00
32	8.75	0.50	92,582,000.00
33	8.75	0.50	87,923,000.00
34	9.00	0.25	83,404,000.00
35	9.00	0.25	79,019,000.00
36	9.00	0.25	74,767,000.00
37	9.50	2.50	70,642,000.00
38	9.50	2.50	70,642,000.00
39	9.50	2.50	70,642,000.00
40	10.00	2.00	70,642,000.00
41	10.00	2.00	70,642,000.00
42	10.00	2.00	70,642,000.00
43	10.50	1.50	70,642,000.00
44	10.50	1.50	70,642,000.00
45	10.50	1.50	70,642,000.00
46	10.50	1.50	69,230,000.00
47	10.50	1.50	67,132,000.00
48	10.50	1.50	65,097,000.00
49	10.50	1.50	63,123,000.00
50	10.50	1.50	61,209,000.00

Month	Strike (%)	Max Rate of Payment (%)	Approximate Notional Balance ($)
51	10.50	1.50	59,353,000.00
52	10.50	1.50	57,551,000.00
53	10.50	1.50	55,805,000.00
54	10.50	1.50	54,111,000.00
55	10.50	1.50	52,468,000.00
56	10.50	1.50	50,874,000.00
57	10.50	1.50	49,328,000.00
58	10.50	1.50	47,830,000.00
59	10.50	1.50	46,376,000.00
60	10.50	1.50	44,962,000.00
61	10.50	1.50	43,591,000.00
62	10.50	1.50	42,260,000.00
63	10.50	1.50	40,970,000.00
64	10.50	1.50	39,720,000.00
65	10.50	1.50	38,506,000.00
66	10.50	1.50	37,330,000.00
67	10.50	1.50	36,189,000.00
68	10.50	1.50	35,083,000.00
69	10.50	1.50	34,010,000.00
70	10.50	1.50	32,970,000.00
71	10.50	1.50	31,961,000.00
72	10.50	1.50	30,983,000.00
73	10.50	1.50	30,033,000.00
74	10.50	1.50	29,114,000.00
75	10.50	1.50	28,222,000.00
76	10.50	1.50	27,357,000.00

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group and further provided that with regard to the Class B Certificates, the Group 1, Group 2 and Group 3 Senior Net Funds Caps will each be calculated without reference to clause (b) above.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds (2) in the case of the first 60 Distribution Dates only, an amount equal to the product of (A) (i) the A-SIO Interest Rate divided by (ii) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the accrual period and (B) the related A-SIO Component Notional Amount.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by Option One (48.77%), BNC (21.69%), People's Choice (13.13%) and Provident (3.64%) and as of the closing date will be serviced by Option One (48.77%), Wells Fargo (24.53%), Homeq (13.13%), Aurora (6.95%) and Chase (6.62%).

Pre-funding

Approximately 13.13% of the mortgage loans will be pre-funded. These loans have already been identified and are scheduled to be purchased into the Trust by the [second] Distribution Date. All collateral information herein includes the pre-funding population.

Mortgage Insurance

Approximately 68.87% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated after application of the related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, the Class M Certificates in inverse order of rank, and the Class A4 Certificates. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, Class A2 and Class A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates or the Class A4 Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an applied loss amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class A1, A2, A3 and A4 will double, the margins on the Class M1, M2, M3, M4, M5, M6, M7 and M8 will increase to 1.5 times their initial margin and the Class B Interest Rate will increase to 5.50%.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-SIO Certificates will have limited protection by means of the subordination of the Subordinate Certificates and the Class A4 Certificates. Classes A1, A2, A3 and A-SIO Certificates will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over classes having a lower priority of distribution. Similarly, the Class A4 Certificates will be senior to the Class M and Class B Certificates and each class of Class M Certificates will be senior to all other classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Certificates will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates and the Class A4 Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The OC Target with respect to any Distribution Date is equal to the Initial Overcollateralization Amount, or approximately 0.40% of the Cut-Off Date Collateral Balance. On or after the Stepdown Date and if a Trigger Event is in effect the OC Target will step up to 0.50% of the Cut-Off Date Balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 57.25% of the Class A4 Enhancement Percentage for that Distribution Date or if Cumulative Realized Losses exceed the following levels:

Distribution Date	Loss Percentage
May 2007 to April 2008	3.50% for the first month, plus an additional 1/12th of 1.25% for each month thereafter
May 2008 to April 2009	4.75% for the first month, plus an additional 1/12th of 1.00% for each month thereafter
May 2009 to April 2010	5.75% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
May 2010 and thereafter	6.00%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures, bankruptcies and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class A4, the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1 AAA/AAA/Aaa Libor Floater (Group 1)	A2 AAA/AAA/Aaa Libor Floater (Group 2)	A3 AAA/AAA/Aaa Libor Floater (Group 3)	A-SIO AAA/AAA/Aaa Inverse IO	Class A-SIO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes and the Class A4 with the other Senior Classes.
A4 AAA/AAA/NR Libor Floater				Classes A4, M1, M2, M3, M4, M5, M6, M7, M8 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M1 AA/AA/Aa2 Libor Floater				
M2 AA/AA/Aa3 Libor Floater				
M3 AA-/AA-/NR Libor Floater				
M4 A+/A+/A2 Libor Floater				
M5 A/A/A- Libor Floater				
M6 BBB+/BBB+/Baa1 Libor Floater				
M7 BBB-/BBB/Baa2 Libor Floater				
M8 NR/BBB-/Baa3 Libor Floater				
B BB+/BB/NR 5.00% Coupon				

Contacts		
MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2004-4
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle Bank, N.A.
Securities Administrator:	Wells Fargo Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Lead Underwriter:	Lehman Brothers Inc.
Co-Manager:	WaMu Capital Corporation
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: May 25, 2004
Cut-Off Date:	April 1, 2004
Pricing Date:	April [ ], 2004
Closing Date:	April 30, 2004
Settlement Date:	April 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	April 25, 2004
Day Count:	Actual/360 for Classes A1, A2, A3, A4, A-SIO, M1, M2, M3, M4, M5, M6, M7 and M8
	30/360 for Class B
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 51.23% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. With respect to 48.77% of the pool, the servicing fee will be an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30 and 0.65% of the loan principal balance for each month thereafter.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A1, A2 and A3 Minimum $100,000; increments $1 in excess thereof for the Class A4, the Subordinate Certificates and the Class A-SIO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M and Class A-SIO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
% CPR	20%	25%	**30%**	35%	40%
Class A1					
Avg. Life (yrs)	3.40	2.66	2.13	1.72	1.37
Window (mos)	1-118	1-93	1-76	1-64	1-54
Expected Final Mat.	2/25/2014	1/25/2012	8/25/2010	8/25/2009	10/25/2008
Class A2					
Avg. Life (yrs)	3.40	2.66	2.13	1.72	1.37
Window (mos)	1-118	1-93	1-76	1-64	1-54
Expected Final Mat.	2/25/2014	1/25/2012	8/25/2010	8/25/2009	10/25/2008
Class A3					
Avg. Life (yrs)	3.40	2.66	2.13	1.72	1.37
Window (mos)	1-118	1-93	1-76	1-64	1-54
Expected Final Mat.	2/25/2014	1/25/2012	8/25/2010	8/25/2009	10/25/2008
Class A4					
Avg. Life (yrs)	6.38	5.15	4.54	4.35	4.46
Window (mos)	37-118	40-93	43-76	47-64	52-54
Expected Final Mat.	2/25/2014	1/25/2012	8/25/2010	8/25/2009	10/25/2008
Class M1					
Avg. Life (yrs)	6.38	5.14	4.47	4.17	4.16
Window (mos)	37-118	39-93	41-76	43-64	46-54
Expected Final Mat.	2/25/2014	1/25/2012	8/25/2010	8/25/2009	10/25/2008
Class M2					
Avg. Life (yrs)	6.38	5.12	4.42	4.05	3.92
Window (mos)	37-118	38-93	40-76	42-64	44-54
Expected Final Mat.	2/25/2014	1/25/2012	8/25/2010	8/25/2009	10/25/2008

Sensitivity Analysis – To 10% Call					
% CPR	20%	25%	**30%**	35%	40%
Class M3					
Avg. Life (yrs)	6.38	5.11	4.39	4.00	3.81
Window (mos)	37-118	38-93	39-76	41-64	42-54
Expected Final Mat.	2/25/2014	1/25/2012	8/25/2010	8/25/2009	10/25/2008
Class M4					
Avg. Life (yrs)	6.38	5.11	4.37	3.95	3.72
Window (mos)	37-118	38-93	39-76	40-64	41-54
Expected Final Mat.	2/25/2014	1/25/2012	8/25/2010	8/25/2009	10/25/2008
Class M5					
Avg. Life (yrs)	6.38	5.10	4.34	3.90	3.65
Window (mos)	37-118	37-93	38-76	39-64	40-54
Expected Final Mat.	2/25/2014	1/25/2012	8/25/2010	8/25/2009	10/25/2008
Class M6					
Avg. Life (yrs)	6.38	5.09	4.34	3.87	3.59
Window (mos)	37-118	37-93	38-76	38-64	39-54
Expected Final Mat.	2/25/2014	1/25/2012	8/25/2010	8/25/2009	10/25/2008
Class M7					
Avg. Life (yrs)	6.35	5.07	4.29	3.83	3.52
Window (mos)	37-118	37-93	37-76	37-64	38-54
Expected Final Mat.	2/25/2014	1/25/2012	8/25/2010	8/25/2009	10/25/2008
Class M8					
Avg. Life (yrs)	5.85	4.68	3.97	3.52	3.25
Window (mos)	37-107	37-85	37-69	37-58	37-49
Expected Final Mat.	3/25/2013	5/25/2011	1/25/2010	2/25/2009	5/25/2008
Class B					
Avg. Life (yrs)	4.49	3.66	3.26	3.09	3.07
Window (mos)	37-77	37-61	37-50	37-41	37-37
Expected Final Mat.	9/25/2010	5/25/2009	6/25/2008	9/25/2007	5/25/2007

Sensitivity Analysis – To Maturity					
% CPR	20%	25%	30%	35%	40%
Class A1					
Avg. Life (yrs)	3.69	2.90	2.33	1.88	1.51
Window (mos)	1-260	1-213	1-176	1-148	1-126
Expected Final Mat.	12/25/2025	1/25/2022	12/25/2018	8/25/2016	10/25/2014
Class A2					
Avg. Life (yrs)	3.69	2.90	2.33	1.88	1.51
Window (mos)	1-260	1-213	1-176	1-148	1-126
Expected Final Mat.	12/25/2025	1/25/2022	12/25/2018	8/25/2016	10/25/2014
Class A3					
Avg. Life (yrs)	3.68	2.90	2.32	1.88	1.51
Window (mos)	1-259	1-212	1-176	1-148	1-126
Expected Final Mat.	11/25/2025	12/25/2021	12/25/2018	8/25/2016	10/25/2014
Class A4					
Avg. Life (yrs)	7.03	5.70	4.99	4.72	4.89
Window (mos)	37-212	40-171	43-140	47-118	52-100
Expected Final Mat.	12/25/2021	7/25/2018	12/25/2015	2/25/2014	8/25/2012
Class M1					
Avg. Life (yrs)	7.01	5.66	4.90	4.52	4.46
Window (mos)	37-204	39-164	41-135	43-113	46-96
Expected Final Mat.	4/25/2021	12/25/2017	7/25/2015	9/25/2013	4/25/2012
Class M2					
Avg. Life (yrs)	6.97	5.62	4.82	4.39	4.21
Window (mos)	37-192	38-154	40-127	42-106	44-90
Expected Final Mat.	4/25/2020	2/25/2017	11/25/2014	2/25/2013	10/25/2011

Sensitivity Analysis –To Maturity					
% CPR	20%	25%	**30%**	35%	40%
Class M3					
Avg. Life (yrs)	6.94	5.58	4.78	4.31	4.08
Window (mos)	37-185	38-148	39-121	41-102	42-86
Expected Final Mat.	9/25/2019	8/25/2016	5/25/2014	10/25/2012	6/25/2011
Class M4					
Avg. Life (yrs)	6.89	5.54	4.72	4.23	3.96
Window (mos)	37-176	38-141	39-115	40-96	41-82
Expected Final Mat.	12/25/2018	1/25/2016	11/25/2013	4/25/2012	2/25/2011
Class M5					
Avg. Life (yrs)	6.82	5.47	4.64	4.15	3.86
Window (mos)	37-165	37-131	38-107	39-90	40-76
Expected Final Mat.	1/25/2018	3/25/2015	3/25/2013	10/25/2011	8/25/2010
Class M6					
Avg. Life (yrs)	6.70	5.36	4.56	4.05	3.74
Window (mos)	37-152	37-121	38-99	38-83	39-70
Expected Final Mat.	12/25/2016	5/25/2014	7/25/2012	3/25/2011	2/25/2010
Class M7					
Avg. Life (yrs)	6.43	5.15	4.35	3.87	3.56
Window (mos)	37-135	37-107	37-87	37-73	38-62
Expected Final Mat.	7/25/2015	3/25/2013	7/25/2011	5/25/2010	6/25/2009
Class M8					
Avg. Life (yrs)	5.85	4.68	3.97	3.52	3.25
Window (mos)	37-107	37-85	37-69	37-58	37-49
Expected Final Mat.	3/25/2013	5/25/2011	1/25/2010	2/25/2009	5/25/2008
Class B					
Avg. Life (yrs)	4.49	3.66	3.26	3.09	3.07
Window (mos)	37-77	37-61	37-50	37-41	37-37
Expected Final Mat.	9/25/2010	5/25/2009	6/25/2008	9/25/2007	5/25/2007

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance. The Effective Available Funds Cap, calculated by adding the maximum rate of payment of the Class A3 Interest Rate Cap to the Group 3 Funds Cap, is shown for the Group 3 Funds Cap for periods 25 through 60. The value shown for the Group 3 Funds Cap is higher than the actual value used to calculate the Mezzanine Funds Cap.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	6.61194	6.91767	6.48994	6.70520	31	8.70524	9.04106	9.11153	8.81643
2	9.28989	9.58573	9.17179	9.38012	32	8.99580	9.38084	9.40157	9.12616
3	9.59915	9.90483	9.47708	9.69237	33	8.97994	9.07994	9.21032	8.96052
4	9.28909	9.58489	9.17093	9.37929	34	9.35091	9.90078	9.61639	9.56968
5	9.28867	9.58446	9.17048	9.37886	35	10.56583	10.97317	10.71043	10.70250
6	9.59785	9.90348	9.47569	9.69103	36	9.54381	9.91199	9.69873	9.66738
7	9.28780	9.58355	9.16954	9.37796	37	9.86243	10.24315	12.26431	9.99025
8	9.59692	9.90251	9.47469	9.69007	38	9.54477	9.93508	11.95238	9.67759
9	9.28687	9.58258	9.16855	9.37700	39	10.14684	10.26702	12.30120	10.11880
10	9.28639	9.58208	9.16803	9.37650	40	10.09773	10.62477	12.09536	10.30365
11	10.23600	10.55498	10.08582	10.32832	41	10.28067	10.63419	12.17493	10.39616
12	9.24490	9.53299	9.10923	9.32828	42	10.62405	10.98968	12.51496	10.74354
13	9.55252	9.85019	9.41229	9.63866	43	10.28201	10.63615	11.67660	10.39779
14	9.24383	9.53188	9.10809	9.32718	44	10.62544	10.99172	12.01913	10.74576
15	9.55138	9.84901	9.41108	9.63749	45	10.28583	10.63926	11.71269	10.40832
16	9.24269	9.53070	9.10689	9.32601	46	10.56436	10.93308	11.93166	10.67988
17	9.24210	9.53008	9.10626	9.32540	47	11.29993	11.68895	12.65340	11.42038
18	9.54953	9.84710	9.40913	9.63559	48	10.57164	10.93592	11.93476	10.68450
19	9.24085	9.52879	9.10495	9.32412	49	10.92480	11.30159	12.28356	11.04160
20	9.54513	9.95512	9.41034	9.67645	50	10.57313	10.93813	11.93794	10.68663
21	9.99518	9.57600	9.04759	9.62505	51	10.92635	11.30388	12.31974	11.05096
22	10.38579	11.24998	10.63200	10.77784	52	10.78525	11.03714	12.00420	10.82275
23	12.02765	12.42371	11.97050	12.17039	53	10.79188	11.03895	12.00640	10.82653
24	10.81206	11.16993	10.76047	10.94104	54	11.15245	11.40811	12.35763	11.18843
25	8.42050	8.79045	9.61722	8.55385	55	10.79352	11.04127	12.00837	10.82850
26	8.14908	8.54377	9.35000	8.29303	56	11.15416	11.41053	12.35967	11.19047
27	8.70371	8.82895	9.62026	8.68031	57	10.79518	11.04363	12.01674	10.83187
28	8.62823	9.15173	9.42700	8.84391	58	10.85708	11.13532	12.04964	10.89912
29	8.80565	9.16007	9.50481	8.93345	59	12.02290	12.34749	13.22369	12.08486
30	9.09956	9.46600	9.79709	9.23171	60	10.86025	11.15378	12.09015	10.91639

(1) **Based on 1 month LIBOR, 6 month LIBOR and 1 Year CMT of 20% for each period.**

(2) **Assumes prepayments occur at 30% CPR.**

SAIL 2004-4 Collateral Summary –Aggregate

Total Number of Loans	12,056	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,831,574,666	Yes	26.1%
Average Loan Principal Balance	$151,922	No	73.9%
Fixed Rate	23.9%		
Adjustable Rate	76.1%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.5%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.5%	Yes	68.9%
Weighted Average Margin	5.7%	No	31.1%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	23.5%
Weighted Average Floor	7.3%	0.001-1.000	6.1%
Weighted Average Original Term (mo.)	355.1	1.001-2.000	49.6%
Weighted Average Remaining Term (mo.)	352.5	2.001-3.000	20.8%
Weighted Average Loan Age (mo.)	2.6	4.001-5.000	0.0%
Weighted Average Combined LTV	80.2%		
Non-Zero Weighted Average FICO	616	**Geographic Distribution**	
Non-Zero Weighted Average DTI	39.8%	(Other states account individually for less than	
% IO Loans	6.1%	3% of the Cut-off Date principal balance)	
		CA	35.3%
Lien Position		FL	6.7%
First	98.0%	NY	6.5%
Second	2.0%	MA	6.4%
		IL	5.1%
Product Type		TX	3.5%
2/28 ARM (LIBOR)	67.2%		
Fixed Rate	23.4%	**Occupancy Status**	
3/27 ARM (LIBOR)	7.8%	Primary Home	91.2%
5/25 ARM (LIBOR)	0.6%	Investment	7.9%
Other	1.0%	Second Home	0.9%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.01 - 50,000.00	909	$33,887,697.04	1.85%
50,000.01 - 100,000.00	3,445	257,987,520.44	14.09
100,000.01 - 150,000.00	2,825	350,827,640.05	19.15
150,000.01 - 200,000.00	1,922	333,297,363.95	18.20
200,000.01 - 250,000.00	1,240	277,471,289.51	15.15
250,000.01 - 300,000.00	754	206,714,832.41	11.29
300,000.01 - 350,000.00	434	140,274,207.39	7.66
350,000.01 - 400,000.00	250	93,013,077.30	5.08
400,000.01 - 450,000.00	101	42,969,835.87	2.35
450,000.01 - 500,000.00	76	36,219,296.96	1.98
500,000.01 - 550,000.00	33	17,438,233.43	0.95
550,000.01 - 600,000.00	40	22,943,138.76	1.25
600,000.01 - 650,000.00	12	7,643,862.64	0.42
650,000.01 - 700,000.00	6	4,011,576.76	0.22
700,000.01 - 750,000.00	5	3,611,275.57	0.20
750,000.01 - 800,000.00	2	1,533,993.24	0.08
800,000.01 - 850,000.00	1	822,378.94	0.04
900,000.01 - 950,000.00	1	907,445.77	0.05
Total:	**12,056**	**$1,831,574,666.03**	**100.00%**

Minimum: $9,920.35
Maximum: $907,445.77
Weighted Average: $151,922.25

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	189	$42,709,839.77	2.33%
5.501 - 6.000	605	137,201,341.63	7.49
6.001 - 6.500	1,051	213,859,632.80	11.68
6.501 - 7.000	1,799	348,631,260.54	19.03
7.001 - 7.500	1,790	299,670,800.96	16.36
7.501 - 8.000	1,987	300,720,748.36	16.42
8.001 - 8.500	1,375	181,076,510.15	9.89
8.501 - 9.000	1,185	137,817,560.79	7.52
9.001 - 9.500	634	64,578,785.71	3.53
9.501 - 10.000	668	55,990,781.77	3.06
10.001 - 10.500	275	21,782,419.18	1.19
10.501 - 11.000	262	15,628,862.06	0.85
11.001 - 11.500	92	5,372,538.52	0.29
11.501 - 12.000	82	4,068,296.79	0.22
12.001 - 12.500	16	680,607.47	0.04
12.501 - 13.000	32	1,275,768.30	0.07
13.001 - 13.500	6	229,589.35	0.01
13.501 - 14.000	6	236,596.19	0.01
14.001 - 14.250	2	42,725.69	0.00
Total:	**12,056**	**$1,831,574,666.03**	**100.00%**

Minimum: 3.625%
Maximum: 14.250%
Weighted Average: 7.476%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	9	$886,287.33	0.05%
171 - 180	485	36,872,498.35	2.01
181 - 240	232	16,956,203.35	0.93
301 - 360	11,330	1,776,859,677.00	97.01
Total:	**12,056**	**$1,831,574,666.03**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 355.1

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	18	$1,315,918.79	0.07%
171 - 180	476	36,442,866.89	1.99
181 - 240	232	16,956,203.35	0.93
301 - 360	11,330	1,776,859,677.00	97.01
Total:	**12,056**	**$1,831,574,666.03**	**100.00%**

Minimum: 117.0
Maximum: 359.0
Weighted Average: 352.5

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	12	$754,240.63	0.04%
20.001 - 30.000	43	4,247,534.26	0.23
30.001 - 40.000	119	13,628,164.08	0.74
40.001 - 50.000	228	29,116,472.76	1.59
50.001 - 60.000	463	65,066,143.87	3.55
60.001 - 70.000	1,280	193,888,399.89	10.59
70.001 - 80.000	5,020	798,455,540.03	43.59
80.001 - 90.000	3,049	491,169,683.43	26.82
90.001 - 100.000	1,842	235,248,487.08	12.84
Total:	**12,056**	**$1,831,574,666.03**	**100.00%**

Minimum:	11.270%
Maximum:	100.000%
Weighted Average:	80.159%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	28	$2,046,104.30	0.11%
451 - 500	40	5,367,858.24	0.29
501 - 550	2,385	336,902,634.30	18.39
551 - 600	2,775	406,011,052.24	22.17
601 - 650	3,623	541,801,988.99	29.58
651 - 700	2,120	348,562,248.59	19.03
701 - 750	815	145,646,953.76	7.95
751 - 800	257	43,091,251.36	2.35
801 >=	13	2,144,574.25	0.12
Total:	**12,056**	**$1,831,574,666.03**	**100.00%**

Non- Zero Minimum:	459
Maximum:	815
Non-Zero WA:	616

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	7,023	$1,095,576,348.75	59.82%
Purchase	4,089	591,330,435.05	32.29
Rate/Term Refinance	944	144,667,882.23	7.90
Total:	**12,056**	**$1,831,574,666.03**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	8,949	$1,312,292,801.32	71.65%
2-4 Family	1,099	216,280,496.76	11.81
PUD	960	167,215,039.08	9.13
Condo	823	114,941,935.68	6.28
Manufactured Housing	210	19,523,695.80	1.07
Row House	13	984,872.86	0.05
Townhouse	1	260,000.00	0.01
Condotel	1	75,824.53	0.00
Total:	**12,056**	**$1,831,574,666.03**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	2,185	$452,497,866.65	24.71%
CA-N	927	193,780,039.87	10.58
FL	1,055	122,712,529.57	6.70
NY	584	118,758,604.46	6.48
MA	540	117,017,411.82	6.39
IL	633	92,706,184.19	5.06
TX	688	63,546,269.51	3.47
MI	456	48,090,945.90	2.63
VA	267	40,599,555.84	2.22
GA	350	39,212,573.96	2.14
PA	345	37,499,065.16	2.05
OH	383	34,588,420.99	1.89
MD	209	33,735,859.68	1.84
CO	222	33,575,977.38	1.83
CT	221	32,005,466.58	1.75
HI	152	30,141,375.28	1.65
NJ	159	29,346,704.04	1.60
AZ	206	25,410,486.78	1.39
MN	174	24,621,102.13	1.34
NV	169	23,806,044.83	1.30
WA	159	22,324,611.81	1.22
RI	131	20,636,847.79	1.13
NC	185	19,719,412.00	1.08
MO	208	19,669,750.55	1.07
NH	98	14,708,158.89	0.80
WI	134	14,404,869.63	0.79
IN	150	14,011,810.68	0.77
TN	137	12,642,189.70	0.69
ME	96	11,889,863.21	0.65
SC	100	10,142,523.32	0.55
Other	733	77,772,143.83	4.25
Total:	**12,056**	**$1,831,574,666.03**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	3,127	$430,272,569.85	23.49%
1% of Amt. Prepaid	120	11,840,130.41	0.65
1% of Amt. Prepaid >20% Orig. Bal.	1	97,591.50	0.01
1% of Orig. Bal.	23	2,180,038.34	0.12
1% of UPB	687	69,154,043.55	3.78
2 Mos. Int. on Amt. Prepaid	7	1,194,780.10	0.07
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	7	968,632.64	0.05
2 Mos. Int. on 80% of UPB	69	12,584,862.12	0.69
2 Mos. Int. on UPB	96	13,377,079.36	0.73
2% of Amt. Prepaid	10	1,462,889.06	0.08
2% of UPB	556	75,517,169.64	4.12
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5	1,518,758.59	0.08
3 Mos. Int. on 80% of UPB	441	94,725,042.63	5.17
3 Mos. Int. on UPB	34	8,617,958.83	0.47
3% 2% 1% of UPB	115	10,799,385.78	0.59
3% 2% of UPB	1	79,939.06	0.00
3% of UPB	14	1,988,161.64	0.11
5% 4% 3% of UPB	25	2,296,792.93	0.13
5% 4% of UPB	1	62,761.00	0.00
5% of Amt. Prepaid	7	1,085,929.71	0.06
5% of UPB	300	39,866,952.54	2.18
6 Mos. Int. on Amt. Prepaid	198	30,308,042.85	1.65
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5,985	985,635,023.76	53.81
6 Mos. Int. on 80% of UPB	222	35,157,710.92	1.92
6 Mos. Int. on UPB	4	612,124.80	0.03
6% of Amt. Prepaid	1	170,294.42	0.01
Total:	**12,056**	**$1,831,574,666.03**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	7,850	$1,143,202,801.31	62.42%
Stated	3,515	559,360,514.17	30.54
Limited	537	105,174,426.52	5.74
No Documentation	127	19,505,726.52	1.06
No Ratio	27	4,331,197.51	0.24
Total:	**12,056**	**$1,831,574,666.03**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	148	$30,423,326.81	2.18%
3.001 - 3.500	86	19,423,598.23	1.39
3.501 - 4.000	236	44,785,433.39	3.21
4.001 - 4.500	444	85,103,396.01	6.10
4.501 - 5.000	859	150,898,534.59	10.82
5.001 - 5.500	1,829	307,418,824.87	22.05
5.501 - 6.000	1,638	281,092,975.55	20.16
6.001 - 6.500	1,251	199,604,273.92	14.31
6.501 - 7.000	980	141,537,917.94	10.15
7.001 - 7.500	510	67,702,351.51	4.86
7.501 - 8.000	327	40,099,465.21	2.88
8.001 - 8.500	113	13,046,357.72	0.94
8.501 - 9.000	77	7,626,707.27	0.55
9.001 - 9.500	35	3,602,706.51	0.26
9.501 - 10.000	13	1,136,696.29	0.08
10.001 >=	9	933,681.05	0.07
Total:	**8,555**	**$1,394,436,246.87**	**100.00%**

Minimum:	1.150%
Maximum:	11.125%
Weighted Average:	5.709%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	7	$1,402,441.29	0.10%
1.500	1	77,849.45	0.01
2.000	1,566	294,540,500.42	21.12
3.000	6,935	1,089,751,054.54	78.15
5.000	35	6,486,598.45	0.47
6.000	11	2,177,802.72	0.16
Total:	**8,555**	**$1,394,436,246.87**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.801%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.500	1	$264,654.03	0.02%
1.000	8,483	1,380,807,225.40	99.02
1.500	31	5,943,495.46	0.43
2.000	40	7,420,871.98	0.53
Total:	**8,555**	**$1,394,436,246.87**	**100.00%**

Minimum: 0.500%
Maximum: 2.000%
Weighted Average: 1.007%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
9.001 - 9.500	1	$300,000.00	0.02%
9.501 - 10.000	11	2,406,379.75	0.17
10.001 - 10.500	31	5,512,614.18	0.40
10.501 - 11.000	61	13,440,763.79	0.96
11.001 - 11.500	131	28,207,899.80	2.02
11.501 - 12.000	304	70,795,855.56	5.08
12.001 - 12.500	536	110,655,867.04	7.94
12.501 - 13.000	1,043	203,948,531.96	14.63
13.001 - 13.500	1,180	204,355,901.01	14.66
13.501 - 14.000	1,522	258,234,319.08	18.52
14.001 - 14.500	1,171	177,147,528.02	12.70
14.501 - 15.000	1,107	149,660,575.12	10.73
15.001 - 15.500	619	79,460,888.89	5.70
15.501 - 16.000	458	52,957,917.79	3.80
16.001 - 16.500	193	21,092,857.43	1.51
16.501 - 17.000	120	11,005,082.62	0.79
17.001 - 17.500	44	3,717,498.82	0.27
17.501 - 18.000	17	1,116,225.90	0.08
18.001 - 18.500	4	292,952.89	0.02
18.501 - 19.000	2	126,587.22	0.01
Total:	**8,555**	**$1,394,436,246.87**	**100.00%**

Minimum: 9.375%
Maximum: 18.750%
Weighted Average: 13.676%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	364	$76,587,156.57	5.49%
5.501 - 6.000	390	90,986,955.54	6.52
6.001 - 6.500	705	146,963,352.40	10.54
6.501 - 7.000	1,317	259,480,697.63	18.61
7.001 - 7.500	1,339	228,272,943.63	16.37
7.501 - 8.000	1,494	234,429,437.86	16.81
8.001 - 8.500	1,050	144,162,340.91	10.34
8.501 - 9.000	886	107,749,145.70	7.73
9.001 - 9.500	439	49,394,067.28	3.54
9.501 - 10.000	344	35,988,399.97	2.58
10.001 - 10.500	112	11,518,835.05	0.83
10.501 - 11.000	72	5,560,549.84	0.40
11.001 - 11.500	27	2,098,735.16	0.15
11.501 - 12.000	11	865,711.73	0.06
12.001 - 12.500	3	251,330.38	0.02
12.501 - 13.000	2	126,587.22	0.01
Total:	**8,555**	**$1,394,436,246.87**	**100.00%**

Minimum: 2.250%
Maximum: 12.750%
Weighted Average: 7.339%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-10	1	$65,774.28	0.00%
2005-03	1	52,560.23	0.00
2005-07	2	395,265.13	0.03
2005-08	5	744,317.73	0.05
2005-09	13	3,408,006.43	0.24
2005-10	14	3,222,805.63	0.23
2005-11	91	16,524,990.33	1.19
2005-12	922	159,969,203.97	11.47
2006-01	3,373	525,828,238.66	37.71
2006-02	2,984	497,129,210.37	35.65
2006-03	153	26,544,161.14	1.90
2006-11	6	939,377.06	0.07
2006-12	67	10,457,841.98	0.75
2007-01	354	54,347,324.29	3.90
2007-02	468	75,084,973.54	5.38
2007-03	12	2,153,581.76	0.15
2008-10	1	300,000.00	0.02
2008-12	1	328,000.00	0.02
2009-01	8	1,744,660.96	0.13
2009-02	69	13,578,153.22	0.97
2009-03	2	415,599.84	0.03
2019-01	7	1,112,309.75	0.08
2019-02	1	89,890.57	0.01
Total:	**8,555**	**$1,394,436,246.87**	**100.00%**

SAIL 2004-4 Collateral Summary –Group 1

Total Number of Loans	4,914	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$716,055,421	Yes	28.7%
Average Loan Principal Balance	$145,717	No	71.3%
Fixed Rate	23.9%		
Adjustable Rate	76.1%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	81.8%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	71.2%
Weighted Average Margin	5.6%	No	28.8%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.6%	None	18.2%
Weighted Average Floor	7.3%	0.001-1.000	5.3%
Weighted Average Original Term (mo.)	357.7	1.001-2.000	55.2%
Weighted Average Remaining Term (mo.)	355.2	2.001-3.000	21.3%
Weighted Average Loan Age (mo.)	2.5		
Weighted Average Combined LTV	80.7%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	615	(Other states account individually for less than	
Non-Zero Weighted Average DTI	40.3%	3% of the Cut-off Date principal balance)	
% IO Loans	4.0%	CA	39.5%
		FL	7.7%
Lien Position		IL	5.9%
First	98.1%	MA	4.8%
Second	1.9%	NY	4.7%
		TX	3.8%
Product Type			
2/28 ARM (LIBOR)	67.6%		
Fixed Rate	23.9%	**Occupancy Status**	
3/27 ARM (LIBOR)	8.0%	Primary Home	91.2%
5/25 ARM (LIBOR)	0.4%	Investment	8.1%
Other	0.2%	Second Home	0.7%

Collateral Characteristics -Group 1

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	389	$14,696,967.86	2.05%
50,000.01 - 100,000.00	1,208	90,560,637.12	12.65
100,000.01 - 150,000.00	1,216	152,361,377.57	21.28
150,000.01 - 200,000.00	929	161,231,246.43	22.52
200,000.01 - 250,000.00	619	138,643,517.13	19.36
250,000.01 - 300,000.00	396	108,695,177.84	15.18
300,000.01 - 350,000.00	157	49,866,496.56	6.96
Total:	**4,914**	**$716,055,420.51**	**100.00%**

Minimum: $14,984.22
Maximum: $333,000.00
Weighted Average: $145,717.42

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	55	$10,533,508.10	1.47%
5.501 - 6.000	185	36,271,774.35	5.07
6.001 - 6.500	452	84,620,648.64	11.82
6.501 - 7.000	856	156,680,349.37	21.88
7.001 - 7.500	824	129,815,149.34	18.13
7.501 - 8.000	877	128,676,504.25	17.97
8.001 - 8.500	593	76,867,939.95	10.73
8.501 - 9.000	433	49,599,559.08	6.93
9.001 - 9.500	167	16,022,244.43	2.24
9.501 - 10.000	186	12,089,768.04	1.69
10.001 - 10.500	92	5,590,582.67	0.78
10.501 - 11.000	105	5,115,000.39	0.71
11.001 - 11.500	43	2,084,219.13	0.29
11.501 - 12.000	46	2,088,172.77	0.29
Total:	**4,914**	**$716,055,420.51**	**100.00%**

Minimum:	4.900%
Maximum:	12.000%
Weighted Average:	7.444%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
171 - 180	100	$9,143,239.42	1.28%
301 - 360	4,814	706,912,181.09	98.72
Total:	**4,914**	**$716,055,420.51**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357.7

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
171 - 180	100	$9,143,239.42	1.28%
301 - 360	4,814	706,912,181.09	98.72
Total:	**4,914**	**$716,055,420.51**	**100.00%**

Minimum: 175.0
Maximum: 359.0
Weighted Average: 355.2

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	6	$449,757.32	0.06%
20.001 - 30.000	13	1,217,139.67	0.17
30.001 - 40.000	43	5,036,957.86	0.70
40.001 - 50.000	91	11,338,993.37	1.58
50.001 - 60.000	189	27,524,747.15	3.84
60.001 - 70.000	477	70,035,574.88	9.78
70.001 - 80.000	1,975	300,051,065.81	41.90
80.001 - 90.000	1,279	196,746,225.12	27.48
90.001 - 100.000	841	103,654,959.33	14.48
Total:	**4,914**	**$716,055,420.51**	**100.00%**

Minimum: 15.630%
Maximum: 100.000%
Weighted Average: 80.660%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	6	$315,768.10	0.04%
451 - 500	14	2,217,183.17	0.31
501 - 550	903	131,379,285.32	18.35
551 - 600	1,123	159,484,803.30	22.27
601 - 650	1,568	221,822,365.82	30.98
651 - 700	889	134,395,851.07	18.77
701 - 750	319	51,860,356.70	7.24
751 - 800	84	13,343,323.91	1.86
801 >=	8	1,236,483.12	0.17
Total:	**4,914**	**$716,055,420.51**	**100.00%**

Non- Zero Minimum: 497
Maximum: 815
Non-Zero WA: 615

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	2,624	$401,278,624.82	56.04%
Purchase	1,921	257,677,564.81	35.99
Rate/Term Refinance	369	57,099,230.88	7.97
Total:	**4,914**	**$716,055,420.51**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	3,601	$511,002,896.22	71.36%
2-4 Family	479	83,680,044.06	11.69
PUD	447	67,422,971.71	9.42
Condo	380	53,371,952.30	7.45
Row House	7	577,556.22	0.08
Total:	**4,914**	**$716,055,420.51**	**100.00%**

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,071	$202,318,623.41	28.25%
CA-N	428	80,506,983.66	11.24
FL	483	55,149,376.05	7.70
IL	300	42,307,490.02	5.91
MA	183	34,649,814.80	4.84
NY	189	33,742,765.66	4.71
TX	299	27,418,766.53	3.83
MI	150	16,135,247.71	2.25
CO	98	14,473,927.08	2.02
OH	163	14,343,555.64	2.00
PA	126	13,553,962.10	1.89
CT	90	13,124,178.75	1.83
GA	111	12,115,721.82	1.69
NV	92	11,829,250.89	1.65
MN	76	11,323,361.88	1.58
VA	74	10,801,222.50	1.51
MD	65	10,060,890.29	1.41
AZ	78	9,884,853.13	1.38
HI	58	9,800,333.18	1.37
MO	98	9,142,550.35	1.28
NJ	47	8,980,027.32	1.25
WA	55	7,958,275.70	1.11
RI	48	7,359,467.84	1.03
NC	56	5,839,797.40	0.82
NH	35	5,097,774.25	0.71
TN	53	4,938,592.75	0.69
ME	36	4,486,682.55	0.63
WI	43	4,473,576.97	0.62
IN	46	4,393,016.25	0.61
OR	32	4,284,720.65	0.60
Other	231	25,560,613.38	3.57
Total:	**4,914**	**$716,055,420.51**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	995	$130,357,847.31	18.20%
1% of Amt. Prepaid	76	7,416,844.81	1.04
1% of Orig. Bal.	6	432,370.61	0.06
1% of UPB	237	23,639,751.14	3.30
2 Mos. Int. on Amt. Prepaid	4	805,638.64	0.11
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	2	328,479.67	0.05
2 Mos. Int. on 80% of UPB	19	3,000,692.03	0.42
2 Mos. Int. on UPB	37	5,175,923.14	0.72
2% of Amt. Prepaid	6	926,978.25	0.13
2% of UPB	213	26,793,748.78	3.74
3 Mos. Int. on 80% of UPB	155	28,566,070.08	3.99
3 Mos. Int. on UPB	19	4,427,673.11	0.62
3% 2% 1% of UPB	39	4,065,961.15	0.57
5% 4% 3% of UPB	16	1,428,423.01	0.20
5% of UPB	64	9,330,548.60	1.30
6 Mos. Int. on Amt. Prepaid	97	14,556,264.29	2.03
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	2,929	454,802,205.89	63.51
Total:	**4,914**	**$716,055,420.51**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	2,989	$425,824,904.43	59.47%
Stated	1,822	271,610,815.28	37.93
Limited	84	15,660,136.29	2.19
No Documentation	19	2,959,564.51	0.41
Total:	**4,914**	**$716,055,420.51**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	2	$254,798.28	0.05%
3.001 - 3.500	12	2,335,569.27	0.43
3.501 - 4.000	72	13,600,200.53	2.50
4.001 - 4.500	156	24,755,144.80	4.54
4.501 - 5.000	351	56,472,992.19	10.36
5.001 - 5.500	1,131	176,292,793.53	32.35
5.501 - 6.000	914	143,184,132.97	26.27
6.001 - 6.500	688	107,896,497.48	19.80
6.501 - 7.000	145	20,204,686.64	3.71
Total:	**3,471**	**$544,996,815.69**	**100.00%**

Minimum: 2.650%
Maximum: 6.749%
Weighted Average: 5.598%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	925	$168,816,627.36	30.98%
3.000	2,546	376,180,188.33	69.02
Total:	**3,471**	**$544,996,815.69**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.690%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,464	$543,677,679.97	99.76%
1.500	5	779,681.39	0.14
2.000	2	539,454.33	0.10
Total:	**3,471**	**$544,996,815.69**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.002%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	28	$5,771,837.93	1.06%
11.501 - 12.000	91	17,553,707.39	3.22
12.001 - 12.500	230	40,427,713.85	7.42
12.501 - 13.000	535	94,628,979.14	17.36
13.001 - 13.500	591	96,059,509.66	17.63
13.501 - 14.000	787	129,454,318.08	23.75
14.001 - 14.500	549	80,824,560.05	14.83
14.501 - 15.000	385	48,967,964.90	8.99
15.001 - 15.500	156	19,955,864.25	3.66
15.501 - 16.000	81	8,603,301.68	1.58
16.001 - 16.500	17	1,271,733.07	0.23
16.501 - 17.000	17	1,203,521.51	0.22
17.001 - 17.500	2	199,835.36	0.04
17.501 - 18.000	2	73,968.82	0.01
Total:	**3,471**	**$544,996,815.69**	**100.00%**

Minimum: 11.050%
Maximum: 17.950%
Weighted Average: 13.614%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	49	$9,638,711.48	1.77%
5.501 - 6.000	171	33,488,160.20	6.14
6.001 - 6.500	358	66,777,964.78	12.25
6.501 - 7.000	685	124,759,081.39	22.89
7.001 - 7.500	634	100,821,078.15	18.50
7.501 - 8.000	666	100,141,361.82	18.37
8.001 - 8.500	438	58,800,994.06	10.79
8.501 - 9.000	304	35,161,288.25	6.45
9.001 - 9.500	93	9,747,302.60	1.79
9.501 - 10.000	52	4,441,576.73	0.81
10.001 - 10.500	9	674,152.13	0.12
10.501 - 11.000	9	441,195.19	0.08
11.001 - 11.500	1	29,980.09	0.01
11.501 - 12.000	2	73,968.82	0.01
Total:	**3,471**	**$544,996,815.69**	**100.00%**

Minimum: 4.900%
Maximum: 11.950%
Weighted Average: 7.309%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2005-11	9	$1,434,384.68	0.26%
2005-12	223	36,559,630.70	6.71
2006-01	1,176	177,852,761.62	32.63
2006-02	1,567	250,570,937.95	45.98
2006-03	122	17,843,195.75	3.27
2006-11	2	154,178.66	0.03
2006-12	20	2,767,468.43	0.51
2007-01	106	16,248,441.10	2.98
2007-02	215	36,507,543.51	6.70
2007-03	10	1,628,466.54	0.30
2009-01	2	307,287.73	0.06
2009-02	17	2,883,617.56	0.53
2009-03	1	35,978.14	0.01
2019-01	1	202,923.32	0.04
Total:	**3,471**	**$544,996,815.69**	**100.00%**

SAIL 2004-4 Collateral Summary –Group 2

Total Number of Loans	5,135	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$717,510,418	Yes	24.2%
Average Loan Principal Balance	$139,729	No	75.8%
Fixed Rate	23.4%		
Adjustable Rate	76.6%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	68.7%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.6%	Yes	66.2%
Weighted Average Margin	5.9%	No	33.8%
Weighted Average Initial Periodic Cap	2.9%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.9%	None	31.3%
Weighted Average Floor	7.5%	0.001-1.000	5.4%
Weighted Average Original Term (mo.)	353.2	1.001-2.000	42.4%
Weighted Average Remaining Term (mo.)	350.4	2.001-3.000	20.9%
Weighted Average Loan Age (mo.)	2.8		
Weighted Average Combined LTV	79.9%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	615	(Other states account individually for less than	
Non-Zero Weighted Average DTI	39.0%	3% of the Cut-off Date principal balance)	
% IO Loans	7.3%	CA	24.8%
		NY	8.1%
Lien Position		MA	7.5%
First	98.2%	FL	6.9%
Second	1.8%	IL	5.5%
		TX	3.6%
Product Type		MI	3.4%
2/28 ARM (LIBOR)	66.8%		
Fixed Rate	23.0%	**Occupancy Status**	
3/27 ARM (LIBOR)	8.3%	Primary Home	89.8%
5/25 ARM (LIBOR)	0.8%	Investment	9.2%
Other	1.2%	Second Home	1.0%

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	436	$15,771,460.50	2.20%
50,000.01 - 100,000.00	1,599	120,171,671.62	16.75
100,000.01 - 150,000.00	1,243	153,643,741.87	21.41
150,000.01 - 200,000.00	783	135,655,833.80	18.91
200,000.01 - 250,000.00	493	110,308,728.42	15.37
250,000.01 - 300,000.00	283	77,463,301.25	10.80
300,000.01 - 350,000.00	178	57,023,474.02	7.95
350,000.01 - 400,000.00	78	28,919,920.69	4.03
400,000.01 - 450,000.00	28	11,698,959.47	1.63
450,000.01 - 500,000.00	11	5,188,952.93	0.72
500,000.01 - 550,000.00	2	1,029,977.96	0.14
600,000.01 - 650,000.00	1	634,395.71	0.09
Total:	**5,135**	**$717,510,418.24**	**100.00%**

Minimum: $9,968.20
Maximum: $634,395.71
Weighted Average: $139,729.39

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	107	$22,974,286.05	3.20%
5.501 - 6.000	275	54,771,187.12	7.63
6.001 - 6.500	376	68,091,844.64	9.49
6.501 - 7.000	580	105,419,495.44	14.69
7.001 - 7.500	641	104,081,446.22	14.51
7.501 - 8.000	800	115,874,246.60	16.15
8.001 - 8.500	611	79,251,091.74	11.05
8.501 - 9.000	591	67,178,008.08	9.36
9.001 - 9.500	380	39,710,977.77	5.53
9.501 - 10.000	396	34,927,907.35	4.87
10.001 - 10.500	139	11,639,612.66	1.62
10.501 - 11.000	108	7,291,479.21	1.02
11.001 - 11.500	44	2,934,189.14	0.41
11.501 - 12.000	30	1,443,550.02	0.20
12.001 - 12.500	15	613,930.03	0.09
12.501 - 13.000	29	905,195.66	0.13
13.001 - 13.500	6	229,589.35	0.03
13.501 - 14.000	5	129,655.47	0.02
14.001 - 14.250	2	42,725.69	0.01
Total:	**5,135**	**$717,510,418.24**	**100.00%**

Minimum:	3.625%
Maximum:	14.250%
Weighted Average:	7.645%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	9	$886,287.33	0.12%
171 - 180	235	16,306,511.24	2.27
181 - 240	219	14,673,922.30	2.05
301 - 360	4,672	685,643,697.37	95.56
Total:	**5,135**	**$717,510,418.24**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 353.2

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	9	$886,287.33	0.12%
171 - 180	235	16,306,511.24	2.27
181 - 240	219	14,673,922.30	2.05
301 - 360	4,672	685,643,697.37	95.56
Total:	**5,135**	**$717,510,418.24**	**100.00%**

Minimum: 117.0
Maximum: 359.0
Weighted Average: 350.4

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	5	$264,483.31	0.04%
20.001 - 30.000	15	1,536,200.26	0.21
30.001 - 40.000	44	4,103,378.97	0.57
40.001 - 50.000	93	11,129,471.99	1.55
50.001 - 60.000	208	26,935,057.00	3.75
60.001 - 70.000	577	81,344,168.32	11.34
70.001 - 80.000	2,153	318,220,919.63	44.35
80.001 - 90.000	1,290	185,288,197.23	25.82
90.001 - 100.000	750	88,688,541.53	12.36
Total:	**5,135**	**$717,510,418.24**	**100.00%**

Minimum: 12.500%
Maximum: 100.000%
Weighted Average: 79.900%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	20	$1,613,501.58	0.22%
451 - 500	20	2,620,769.94	0.37
501 - 550	1,218	153,146,026.07	21.34
551 - 600	1,188	157,276,782.13	21.92
601 - 650	1,339	185,000,001.88	25.78
651 - 700	826	133,040,140.87	18.54
701 - 750	385	63,975,358.05	8.92
751 - 800	135	20,015,414.85	2.79
801 >=	4	822,422.87	0.11
Total:	**5,135**	**$717,510,418.24**	**100.00%**

Non- Zero Minimum: 459
Maximum: 814
Non-Zero WA: 615

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	3,156	$452,886,507.14	63.12%
Purchase	1,578	212,552,542.08	29.62
Rate/Term Refinance	401	52,071,369.02	7.26
Total:	**5,135**	**$717,510,418.24**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	3,942	$511,995,567.20	71.36%
2-4 Family	489	106,547,580.77	14.85
PUD	351	54,473,254.80	7.59
Condo	346	43,826,698.83	6.11
Row House	6	407,316.64	0.06
Townhouse	1	260,000.00	0.04
Total:	**5,135**	**$717,510,418.24**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	685	$127,709,219.92	17.80%
NY	268	58,410,985.78	8.14
MA	240	54,033,015.29	7.53
CA-N	287	50,024,011.40	6.97
FL	446	49,316,926.99	6.87
IL	279	39,338,408.69	5.48
TX	281	25,871,140.16	3.61
MI	246	24,719,504.05	3.45
GA	193	20,580,730.65	2.87
HI	92	19,642,160.10	2.74
PA	170	18,126,435.07	2.53
NJ	96	17,721,178.75	2.47
VA	125	16,621,686.60	2.32
MD	112	16,371,185.15	2.28
OH	183	16,272,765.25	2.27
CT	94	12,924,662.00	1.80
AZ	99	11,914,933.44	1.66
CO	90	11,711,036.87	1.63
WA	79	10,053,233.93	1.40
NC	88	9,985,460.67	1.39
MN	78	9,725,244.34	1.36
MO	87	8,582,734.51	1.20
NV	59	7,540,011.08	1.05
RI	48	7,276,523.66	1.01
IN	78	7,097,818.51	0.99
WI	65	6,951,641.96	0.97
NH	45	6,323,666.76	0.88
TN	64	6,249,184.19	0.87
ME	43	5,379,237.13	0.75
SC	50	4,843,084.11	0.67
Other	365	36,192,591.23	5.04
Total:	**5,135**	**$717,510,418.24**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,658	$224,428,351.63	31.28%
1% of Amt. Prepaid	41	3,819,471.40	0.53
1% of Amt. Prepaid >20% Orig. Bal.	1	97,591.50	0.01
1% of Orig. Bal.	17	1,747,667.73	0.24
1% of UPB	354	34,984,124.85	4.88
2 Mos. Int. on Amt. Prepaid	3	389,141.46	0.05
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5	640,152.97	0.09
2 Mos. Int. on 80% of UPB	31	5,113,627.99	0.71
2 Mos. Int. on UPB	42	5,709,159.34	0.80
2% of Amt. Prepaid	4	535,910.81	0.07
2% of UPB	222	27,785,405.06	3.87
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4	1,268,510.72	0.18
3 Mos. Int. on 80% of UPB	176	39,369,582.09	5.49
3 Mos. Int. on UPB	14	3,540,285.72	0.49
3% 2% 1% of UPB	51	4,623,294.50	0.64
3% 2% of UPB	1	79,939.06	0.01
3% of UPB	13	1,626,614.75	0.23
5% 4% 3% of UPB	9	868,369.92	0.12
5% 4% of UPB	1	62,761.00	0.01
5% of Amt. Prepaid	7	1,085,929.71	0.15
5% of UPB	200	24,612,248.90	3.43
6 Mos. Int. on Amt. Prepaid	99	15,545,603.48	2.17
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	1,970	288,804,713.88	40.25
6 Mos. Int. on 80% of UPB	208	30,053,996.80	4.19
6 Mos. Int. on UPB	3	547,668.55	0.08
6% of Amt. Prepaid	1	170,294.42	0.02
Total:	**5,135**	**$717,510,418.24**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	3,211	$414,655,925.08	57.79%
Stated	1,527	236,358,045.87	32.94
Limited	275	47,846,183.28	6.67
No Documentation	97	14,754,146.47	2.06
No Ratio	25	3,896,117.54	0.54
Total:	**5,135**	**$717,510,418.24**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	134	$27,264,311.58	4.96%
3.001 - 3.500	61	12,389,156.38	2.25
3.501 - 4.000	110	18,316,784.73	3.33
4.001 - 4.500	168	31,153,783.07	5.67
4.501 - 5.000	337	56,236,482.44	10.24
5.001 - 5.500	403	63,874,913.65	11.63
5.501 - 6.000	444	67,591,533.61	12.30
6.001 - 6.500	388	57,167,659.75	10.40
6.501 - 7.000	744	101,839,938.66	18.53
7.001 - 7.500	441	55,778,981.60	10.15
7.501 - 8.000	289	34,405,481.32	6.26
8.001 - 8.500	102	11,700,865.16	2.13
8.501 - 9.000	68	6,855,938.51	1.25
9.001 - 9.500	31	3,162,314.79	0.58
9.501 - 10.000	13	1,136,696.29	0.21
10.001 >=	8	572,727.27	0.10
Total:	**3,741**	**$549,447,568.81**	**100.00%**

Minimum: 1.150%
Maximum: 11.125%
Weighted Average: 5.921%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	5	$787,652.82	0.14%
1.500	1	77,849.45	0.01
2.000	534	85,850,020.37	15.62
3.000	3,164	456,099,131.53	83.01
5.000	28	4,797,652.10	0.87
6.000	9	1,835,262.54	0.33
Total:	**3,741**	**$549,447,568.81**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.868%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.500	1	$264,654.03	0.05%
1.000	3,700	542,717,983.58	98.78
1.500	11	1,615,000.08	0.29
2.000	29	4,849,931.12	0.88
Total:	**3,741**	**$549,447,568.81**	**100.00%**

Minimum: 0.500%
Maximum: 2.000%
Weighted Average: 1.010%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.001 - 9.500	1	$300,000.00	0.05%
9.501 - 10.000	10	2,011,355.57	0.37
10.001 - 10.500	25	4,519,385.82	0.82
10.501 - 11.000	58	12,633,763.79	2.30
11.001 - 11.500	91	18,029,524.21	3.28
11.501 - 12.000	133	27,241,784.20	4.96
12.001 - 12.500	172	31,698,231.89	5.77
12.501 - 13.000	279	50,608,660.35	9.21
13.001 - 13.500	360	58,820,346.00	10.71
13.501 - 14.000	495	77,749,356.76	14.15
14.001 - 14.500	479	68,709,815.61	12.51
14.501 - 15.000	593	78,046,573.30	14.20
15.001 - 15.500	398	51,287,634.29	9.33
15.501 - 16.000	335	37,665,875.41	6.86
16.001 - 16.500	161	17,063,697.51	3.11
16.501 - 17.000	96	9,180,301.89	1.67
17.001 - 17.500	38	2,813,662.03	0.51
17.501 - 18.000	13	790,662.77	0.14
18.001 - 18.500	3	226,275.45	0.04
18.501 - 19.000	1	50,661.96	0.01
Total:	**3,741**	**$549,447,568.81**	**100.00%**

Minimum: 9.375%
Maximum: 18.650%
Weighted Average: 13.913%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	281	$56,286,521.29	10.24%
5.501 - 6.000	124	25,682,904.36	4.67
6.001 - 6.500	193	34,157,167.69	6.22
6.501 - 7.000	377	67,624,283.23	12.31
7.001 - 7.500	467	75,540,097.05	13.75
7.501 - 8.000	614	91,825,165.12	16.71
8.001 - 8.500	491	65,931,799.68	12.00
8.501 - 9.000	468	56,231,737.88	10.23
9.001 - 9.500	289	33,497,283.37	6.10
9.501 - 10.000	259	26,947,409.37	4.90
10.001 - 10.500	88	8,559,212.50	1.56
10.501 - 11.000	56	4,498,095.43	0.82
11.001 - 11.500	24	1,890,428.34	0.34
11.501 - 12.000	7	540,148.60	0.10
12.001 - 12.500	2	184,652.94	0.03
12.501 - 13.000	1	50,661.96	0.01
Total:	**3,741**	**$549,447,568.81**	**100.00%**

Minimum:	2.250%
Maximum:	12.650%
Weighted Average:	7.486%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2005-07	2	$395,265.13	0.07%
2005-08	5	744,317.73	0.14
2005-09	13	3,408,006.43	0.62
2005-10	12	2,634,914.80	0.48
2005-11	67	11,647,844.58	2.12
2005-12	536	90,395,226.22	16.45
2006-01	1,574	222,381,706.59	40.47
2006-02	1,041	146,928,321.54	26.74
2006-03	16	3,025,132.68	0.55
2006-11	3	423,651.51	0.08
2006-12	22	3,278,258.88	0.60
2007-01	180	24,814,299.78	4.52
2007-02	222	30,182,692.45	5.49
2007-03	2	525,115.22	0.10
2008-10	1	300,000.00	0.05
2009-01	4	923,373.23	0.17
2009-02	37	6,835,178.05	1.24
2019-01	3	514,373.42	0.09
2019-02	1	89,890.57	0.02
Total:	**3,741**	**$549,447,568.81**	**100.00%**

SAIL 2004-4 Collateral Summary – Group 3

Total Number of Loans	2,007	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$398,008,827	Yes	24.8%
Average Loan Principal Balance	$198,310	No	75.2%
Fixed Rate	24.6%		
Adjustable Rate	75.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	81.0%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.2%	Yes	69.0%
Weighted Average Margin	5.5%	No	31.0%
Weighted Average Initial Periodic Cap	2.9%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.4%	None	19.0%
Weighted Average Floor	7.1%	0.001-1.000	8.6%
Weighted Average Original Term (mo.)	354.1	1.001-2.000	52.2%
Weighted Average Remaining Term (mo.)	351.4	2.001-3.000	20.0%
Weighted Average Loan Age (mo.)	2.7	4.001-5.000	0.2%
Weighted Average Combined LTV	79.7%		
Non-Zero Weighted Average FICO	622	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.2%	(Other states account individually for less than	
% IO Loans	7.8%	3% of the Cut-off Date principal balance)	
		CA	46.7%
Lien Position		MA	7.1%
First	97.4%	NY	6.7%
Second	2.6%	FL	4.6%
		VA	3.3%
Product Type			
2/28 ARM (LIBOR)	67.2%		
Fixed Rate	23.3%	**Occupancy Status**	
3/27 ARM (LIBOR)	6.6%	Primary Home	93.8%
Balloon	1.3%	Investment	5.0%
Other	1.5%	Second Home	1.3%

Collateral Characteristics -Group 3

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.01 - 50,000.00	84	$3,419,268.68	0.86%
50,000.01 - 100,000.00	638	47,255,211.70	11.87
100,000.01 - 150,000.00	366	44,822,520.61	11.26
150,000.01 - 200,000.00	210	36,410,283.72	9.15
200,000.01 - 250,000.00	128	28,519,043.96	7.17
250,000.01 - 300,000.00	75	20,556,353.32	5.16
300,000.01 - 350,000.00	99	33,384,236.81	8.39
350,000.01 - 400,000.00	172	64,093,156.61	16.10
400,000.01 - 450,000.00	73	31,270,876.40	7.86
450,000.01 - 500,000.00	65	31,030,344.03	7.80
500,000.01 - 550,000.00	31	16,408,255.47	4.12
550,000.01 - 600,000.00	40	22,943,138.76	5.76
600,000.01 - 650,000.00	11	7,009,466.93	1.76
650,000.01 - 700,000.00	6	4,011,576.76	1.01
700,000.01 - 750,000.00	5	3,611,275.57	0.91
750,000.01 - 800,000.00	2	1,533,993.24	0.39
800,000.01 - 850,000.00	1	822,378.94	0.21
900,000.01 - 950,000.00	1	907,445.77	0.23
Total:	**2,007**	**$398,008,827.28**	**100.00%**

Minimum:	$9,920.35
Maximum:	$907,445.77
Weighted Average:	$198,310.33

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	27	$9,202,045.62	2.31%
5.501 - 6.000	145	46,158,380.16	11.60
6.001 - 6.500	223	61,147,139.52	15.36
6.501 - 7.000	363	86,531,415.73	21.74
7.001 - 7.500	325	65,774,205.40	16.53
7.501 - 8.000	310	56,169,997.51	14.11
8.001 - 8.500	171	24,957,478.46	6.27
8.501 - 9.000	161	21,039,993.63	5.29
9.001 - 9.500	87	8,845,563.51	2.22
9.501 - 10.000	86	8,973,106.38	2.25
10.001 - 10.500	44	4,552,223.85	1.14
10.501 - 11.000	49	3,222,382.46	0.81
11.001 - 11.500	5	354,130.25	0.09
11.501 - 12.000	6	536,574.00	0.13
12.001 - 12.500	1	66,677.44	0.02
12.501 - 13.000	3	370,572.64	0.09
13.501 - 14.000	1	106,940.72	0.03
Total:	**2,007**	**$398,008,827.28**	**100.00%**

Minimum:	4.875%
Maximum:	13.990%
Weighted Average:	7.230%

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
171 - 180	150	$11,422,747.69	2.87%
181 - 240	13	2,282,281.05	0.57
301 - 360	1,844	384,303,798.54	96.56
Total:	**2,007**	**$398,008,827.28**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 354.1

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	9	$429,631.46	0.11%
171 - 180	141	10,993,116.23	2.76
181 - 240	13	2,282,281.05	0.57
301 - 360	1,844	384,303,798.54	96.56
Total:	**2,007**	**$398,008,827.28**	**100.00%**

Minimum: 159.0
Maximum: 359.0
Weighted Average: 351.4

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	1	$40,000.00	0.01%
20.001 - 30.000	15	1,494,194.33	0.38
30.001 - 40.000	32	4,487,827.25	1.13
40.001 - 50.000	44	6,648,007.40	1.67
50.001 - 60.000	66	10,606,339.72	2.66
60.001 - 70.000	226	42,508,656.69	10.68
70.001 - 80.000	892	180,183,554.59	45.27
80.001 - 90.000	480	109,135,261.08	27.42
90.001 - 100.000	251	42,904,986.22	10.78
Total:	**2,007**	**$398,008,827.28**	**100.00%**

Minimum: 11.270%
Maximum: 100.000%
Weighted Average: 79.723%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	2	$116,834.62	0.03%
451 - 500	6	529,905.13	0.13
501 - 550	264	52,377,322.91	13.16
551 - 600	464	89,249,466.81	22.42
601 - 650	716	134,979,621.29	33.91
651 - 700	405	81,126,256.65	20.38
701 - 750	111	29,811,239.01	7.49
751 - 800	38	9,732,512.60	2.45
801 >=	1	85,668.26	0.02
Total:	**2,007**	**$398,008,827.28**	**100.00%**

Non- Zero Minimum: 475
Maximum: 802
Non-Zero WA: 622

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,243	$241,411,216.79	60.65%
Purchase	590	121,100,328.16	30.43
Rate/Term Refinance	174	35,497,282.33	8.92
Total:	**2,007**	**$398,008,827.28**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,406	$289,294,337.90	72.69%
PUD	162	45,318,812.57	11.39
2-4 Family	131	26,052,871.93	6.55
Manufactured Housing	210	19,523,695.80	4.91
Condo	97	17,743,284.55	4.46
Condotel	1	75,824.53	0.02
Total:	**2,007**	**$398,008,827.28**	**100.00%**

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	429	$122,470,023.32	30.77%
CA-N	212	63,249,044.81	15.89
MA	117	28,334,581.73	7.12
NY	127	26,604,853.02	6.68
FL	126	18,246,226.53	4.58
VA	68	13,176,646.74	3.31
IL	54	11,060,285.48	2.78
TX	108	10,256,362.82	2.58
CO	34	7,391,013.43	1.86
MD	32	7,303,784.24	1.84
MI	60	7,236,194.14	1.82
GA	46	6,516,121.49	1.64
RI	35	6,000,856.29	1.51
CT	37	5,956,625.83	1.50
PA	49	5,818,667.99	1.46
NV	18	4,436,782.86	1.11
WA	25	4,313,102.18	1.08
OH	37	3,972,100.10	1.00
NC	41	3,894,153.93	0.98
AZ	29	3,610,700.21	0.91
MN	20	3,572,495.91	0.90
NH	18	3,286,717.88	0.83
WI	26	2,979,650.70	0.75
SC	25	2,955,617.50	0.74
NJ	16	2,645,497.97	0.66
IN	26	2,520,975.92	0.63
ME	17	2,023,943.53	0.51
MO	23	1,944,465.69	0.49
KY	20	1,736,175.27	0.44
OR	13	1,531,828.11	0.38
Other	119	12,963,331.66	3.26
Total:	**2,007**	**$398,008,827.28**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	474	$75,486,370.91	18.97%
1% of Amt. Prepaid	3	603,814.20	0.15
1% of UPB	96	10,530,167.56	2.65
2 Mos. Int. on 80% of UPB	19	4,470,542.10	1.12
2 Mos. Int. on UPB	17	2,491,996.88	0.63
2% of UPB	121	20,938,015.80	5.26
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	1	250,247.87	0.06
3 Mos. Int. on 80% of UPB	110	26,789,390.46	6.73
3 Mos. Int. on UPB	1	650,000.00	0.16
3% 2% 1% of UPB	25	2,110,130.13	0.53
3% of UPB	1	361,546.89	0.09
5% of UPB	36	5,924,155.04	1.49
6 Mos. Int. on Amt. Prepaid	2	206,175.08	0.05
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	1,086	242,028,103.99	60.81
6 Mos. Int. on 80% of UPB	14	5,103,714.12	1.28
6 Mos. Int. on UPB	1	64,456.25	0.02
Total:	**2,007**	**$398,008,827.28**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,650	$302,721,971.80	76.06%
Stated	166	51,391,653.02	12.91
Limited	178	41,668,106.95	10.47
No Documentation	11	1,792,015.54	0.45
No Ratio	2	435,079.97	0.11
Total:	**2,007**	**$398,008,827.28**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	12	$2,904,216.95	0.97%
3.001 - 3.500	13	4,698,872.58	1.57
3.501 - 4.000	54	12,868,448.13	4.29
4.001 - 4.500	120	29,194,468.14	9.73
4.501 - 5.000	171	38,189,059.96	12.73
5.001 - 5.500	295	67,251,117.69	22.42
5.501 - 6.000	280	70,317,308.97	23.44
6.001 - 6.500	175	34,540,116.69	11.51
6.501 - 7.000	91	19,493,292.64	6.50
7.001 - 7.500	69	11,923,369.91	3.97
7.501 - 8.000	38	5,693,983.89	1.90
8.001 - 8.500	11	1,345,492.56	0.45
8.501 - 9.000	9	770,768.76	0.26
9.001 - 9.500	4	440,391.72	0.15
10.001 >=	1	360,953.78	0.12
Total:	**1,343**	**$299,991,862.37**	**100.00%**

Minimum: 2.250%
Maximum: 10.125%
Weighted Average: 5.524%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	2	$614,788.47	0.20%
2.000	107	39,873,852.69	13.29
3.000	1,225	257,471,734.68	85.83
5.000	7	1,688,946.35	0.56
6.000	2	342,540.18	0.11
Total:	**1,343**	**$299,991,862.37**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.878%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	1,319	$294,411,561.85	98.14%
1.500	15	3,548,813.99	1.18
2.000	9	2,031,486.53	0.68
Total:	**1,343**	**$299,991,862.37**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.013%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
9.501 - 10.000	1	$395,024.18	0.13%
10.001 - 10.500	6	993,228.36	0.33
10.501 - 11.000	3	807,000.00	0.27
11.001 - 11.500	12	4,406,537.66	1.47
11.501 - 12.000	80	26,000,363.97	8.67
12.001 - 12.500	134	38,529,921.30	12.84
12.501 - 13.000	229	58,710,892.47	19.57
13.001 - 13.500	229	49,476,045.35	16.49
13.501 - 14.000	240	51,030,644.24	17.01
14.001 - 14.500	143	27,613,152.36	9.20
14.501 - 15.000	129	22,646,036.92	7.55
15.001 - 15.500	65	8,217,390.35	2.74
15.501 - 16.000	42	6,688,740.70	2.23
16.001 - 16.500	15	2,757,426.85	0.92
16.501 - 17.000	7	621,259.22	0.21
17.001 - 17.500	4	704,001.43	0.23
17.501 - 18.000	2	251,594.31	0.08
18.001 - 18.500	1	66,677.44	0.02
18.501 - 19.000	1	75,925.26	0.03
Total:	**1,343**	**$299,991,862.37**	**100.00%**

Minimum: 9.875%
Maximum: 18.750%
Weighted Average: 13.356%

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	34	$10,661,923.80	3.55%
5.501 - 6.000	95	31,815,890.98	10.61
6.001 - 6.500	154	46,028,219.93	15.34
6.501 - 7.000	255	67,097,333.01	22.37
7.001 - 7.500	238	51,911,768.43	17.30
7.501 - 8.000	214	42,462,910.92	14.15
8.001 - 8.500	121	19,429,547.17	6.48
8.501 - 9.000	114	16,356,119.57	5.45
9.001 - 9.500	57	6,149,481.31	2.05
9.501 - 10.000	33	4,599,413.87	1.53
10.001 - 10.500	15	2,285,470.42	0.76
10.501 - 11.000	7	621,259.22	0.21
11.001 - 11.500	2	178,326.73	0.06
11.501 - 12.000	2	251,594.31	0.08
12.001 - 12.500	1	66,677.44	0.02
12.501 - 13.000	1	75,925.26	0.03
Total:	**1,343**	**$299,991,862.37**	**100.00%**

Minimum: 2.250%
Maximum: 12.750%
Weighted Average: 7.127%

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-10	1	$65,774.28	0.02%
2005-03	1	52,560.23	0.02
2005-10	2	587,890.83	0.20
2005-11	15	3,442,761.07	1.15
2005-12	163	33,014,347.05	11.01
2006-01	623	125,593,770.45	41.87
2006-02	376	99,629,950.88	33.21
2006-03	15	5,675,832.71	1.89
2006-11	1	361,546.89	0.12
2006-12	25	4,412,114.67	1.47
2007-01	68	13,284,583.41	4.43
2007-02	31	8,394,737.58	2.80
2008-12	1	328,000.00	0.11
2009-01	2	514,000.00	0.17
2009-02	15	3,859,357.61	1.29
2009-03	1	379,621.70	0.13
2019-01	3	395,013.01	0.13
Total:	**1,343**	**$299,991,862.37**	**100.00%**

$1,843,303,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2004-4
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch/Moody's
A1(4)	614,801,000	1M LIBOR	2.13	1-76	15.50%	TBD	4/25/2034	AAA/AAA/Aaa
A2(5)	605,658,000	1M LIBOR	2.13	1-76	15.50%	TBD	4/25/2034	AAA/AAA/Aaa
A3(6)	343,386,000	1M LIBOR	2.13	1-76	15.50%	TBD	4/25/2034	AAA/AAA/Aaa
A-SIO(7)	Notional	N/A	N/A	N/A	N/A	N/A	4/25/2009	AAA/AAA/Aaa
A4 (8)	44,417,000	1M LIBOR	4.54	43-76	13.10%	TBD	4/25/2034	AAA/AAA/NR
M1	58,297,000	1M LIBOR	4.47	41-76	9.95%	TBD	4/25/2034	AA/AA/Aa2
M2	27,761,000	1M LIBOR	4.42	40-76	8.45%	TBD	4/25/2034	AA-/AA-/Aa3
M3	27,761,000	1M LIBOR	4.39	39-76	6.95%	TBD	4/25/2034	AA-/AA-/NR
M4	27,761,000	1M LIBOR	4.37	39-76	5.45%	TBD	4/25/2034	A+/A+/A2
M5	23,134,000	1M LIBOR	4.34	38-76	4.20%	TBD	4/25/2034	A/A/A3
M6	24,059,000	1M LIBOR	4.34	39-76	2.90%	TBD	4/25/2034	BBB+/BBB+/Baa1
M7	23,134,000	1M LIBOR	4.29	37-76	1.65%	TBD	4/25/2034	BBB-/BBB/BBB
M8	13,880,000	1M LIBOR	3.97	37-69	0.90%	TBD	4/25/2034	NR/BBB-/BBB-
B	9,254,000	5.00%	3.26	37-50	0.40%	TBD	4/25/2034	BB+/BB/NR

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings [TBD]
A1(4)	614,801,000	1M LIBOR	2.33	1-176	15.50%	TBD	4/25/2034	AAA/AAA/Aaa
A2(5)	605,658,000	1M LIBOR	2.33	1-176	15.50%	TBD	4/25/2034	AAA/AAA/Aaa
A3(6)	343,386,000	1M LIBOR	2.32	1-176	15.50%	TBD	4/25/2034	AAA/AAA/Aaa
A-SIO(7)	Notional	N/A	N/A	N/A	N/A	N/A	4/25/2009	AAA/AAA/Aaa
A4 (8)	44,417,000	1M LIBOR	4.99	43-140	13.10%	TBD	4/25/2034	AAA/AAA/NR
M1	58,297,000	1M LIBOR	4.90	41-135	9.95%	TBD	4/25/2034	AA/AA/Aa2
M2	27,761,000	1M LIBOR	4.82	40-127	8.45%	TBD	4/25/2034	AA-/AA-/Aa3
M3	27,761,000	1M LIBOR	4.78	39-121	6.95%	TBD	4/25/2034	AA-/AA-/NR
M4	27,761,000	1M LIBOR	4.72	39-115	5.45%	TBD	4/25/2034	A+/A+/A2
M5	23,134,000	1M LIBOR	4.64	38-107	4.20%	TBD	4/25/2034	A/A/A3
M6	24,059,000	1M LIBOR	4.56	38-99	2.90%	TBD	4/25/2034	BBB+/BBB+/Baa1
M7	23,134,000	1M LIBOR	4.35	37-87	1.65%	TBD	4/25/2034	BBB-/BBB/BBB
M8	13,880,000	1M LIBOR	3.97	37-69	0.90%	TBD	4/25/2034	NR/BBB-/BBB-
B	9,254,000	5.00%	3.26	37-50	0.40%	TBD	4/25/2034	BB+/BB/NR

(1) Subject to a permitted variance of $\pm$ 5% in aggregate.

(2) The Certificates will be priced at 30% CPR. Assumed closing date of 3/30/2004 and assumed first payment date of 4/25/2004.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.40%.

(4) The Class A1 Certificates are the Senior Certificates of Group 1.

(5) The Class A2 Certificates are the Senior Certificates of Group 2.

(6) The Class A3 Certificates are the Senior Certificates of Group 3.

(7) Class A-SIO will be a Senior Inverse Interest-Only Certificate, and will receive interest payments for the first 60 Distribution Dates.

(8) Class A4 will be a Senior Subordinate Certificate.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid to the Class A1 Certificates until reduced to zero, all Group 2 Principal will be paid to the Class A2 Certificates until reduced to zero, and all Group 3 Principal will be paid to the Class A3 Certificates until reduced to zero. If the Senior Certificates of any Group have been reduced to zero, all principal from that group will be allocated to the Senior Certificates of the other two Groups in proportion to their principal balances after giving effect to distributions from the related Group on such date. Once the Senior Certificates have been retired, principal will be allocated sequentially to the Class A4, M1, M2, M3, M4, M5, M6, M7, M8 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) is greater than or equal to two times the Initial Senior Enhancement Percentage (meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal from each Group will be paid to the related Senior Certificates until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of any Group have been reduced to zero, principal from that Group will be allocated to the Senior Certificates of the other two Groups in proportion to their principal balances after giving effect to distributions from the related Group on such date, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will be allocated sequentially to the Class A4, M1, M2, M3, M4, M5, M6, M7, M8 and B Certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.40% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class A1, A2, A3, A4, M1, M2, M3, M4, M5, M6, M7 and M8 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class B Certificates will be equal to the lesser of (i) 5.00% and (ii) their Net Funds Cap, calculated on a 30/360 basis.

The Interest Rate for the Class A-SIO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 60th Distribution Date, be an annual rate equal to the greater of (i) 0.00% and (ii) 1.10% - 1 Month LIBOR, on an actual/360 basis. Interest will accrue on the Class A-SIO Certificates based upon their Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 60th Distribution Date, the Class A-SIO Certificates will no longer accrue interest and will not be entitled to distributions of any kind.

The "Accrual Period" for any Class of LIBOR Certificates, the Class B Certificates and the Class A-SIO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on April 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest Payment Priority (continued)

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees, including the Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1 Certificates and the A-SIO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A2 Certificates and the A-SIO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class A3 Certificates and the A-SIO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes A4, M1, M2, M3, M4, M5, M6, M7, M8 and B, sequentially;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee and the Master Servicer previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the OvercollateralizationTarget;

(9) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes A4, M1, M2, M3, M4, M5, M6, M7, M8 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(11) To pay sequentially to Classes A4, M1, M2, M3, M4, M5, M6, M7, M8 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (9), (10) and (12), in that order of priority.

Class A-SIO Notional Amount

For the first 60 Distribution Dates, the Components of the A-SIO will each have a Notional Amount equal to the beginning period Collateral balance for the related Group. On and after the 61st Distribution Date, the Class A-SIO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap Agreements

The Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-three month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 4.10%, paying a maximum of 3.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,825,013,604.66
3	1,803,920,125.75
4	1,778,459,029.03
5	1,749,527,359.77
6	1,717,699,685.37
7	1,681,879,983.15
8	1,643,537,841.42
9	1,599,742,216.64
10	1,552,149,399.18
11	1,503,461,599.00
12	1,455,477,385.03

Month	Approximate Notional Balance ($)
13	1,408,323,523.90
14	1,346,724,334.45
15	1,302,394,553.25
16	1,258,410,415.56
17	1,213,170,275.52
18	1,156,915,697.36
19	1,077,961,878.28
20	1,023,587,444.28
21	973,436,736.64
22	927,438,143.53
23	883,515,399.78
24	841,800,100.57

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) excess, if any, of 1 Month LIBOR for such determination date over the strike rate and (ii) 3.00%, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Interest Rate Cap Agreements (continued)

The Class A3 Interest Rate Cap Agreement will be purchased by the Trust for the sole benefit of the Class A3 Certificates. The Class A3 Interest Rate Cap will have a strike rate and maximum rate of payment as shown below. The schedule is an approximation of the cap the Trust intends to purchase, and was created with an assumed Class A3 initial balance of $300 million. Proceeds from the Class A3 Interest Rate Cap will be used to pay any Basis Risk Shortfalls or Unpaid Basis Risk Shortfalls remaining on the Class A3 Certificates, after the application of funds from the Interest Rate Cap Agreement. Any remaining proceeds will be paid directly to the Class X Certificates.

Month	Strike (%)	Max Rate of Payment (%)	Approximate Notional Balance ($)
25	8.00	1.25	115,521,000
26	8.00	1.25	110,378,000
27	8.00	1.25	105,388,000
28	8.50	0.75	100,548,000
29	8.50	0.75	95,853,000
30	8.50	0.75	91,299,000
31	8.75	0.50	86,882,000
32	8.75	0.50	82,596,000
33	8.75	0.50	78,440,000
34	9.00	0.25	74,408,000
35	9.00	0.25	70,496,000
36	9.00	0.25	66,703,000
37	9.50	2.50	63,023,000
38	9.50	2.50	63,023,000
39	9.50	2.50	63,023,000
40	10.00	2.00	63,023,000
41	10.00	2.00	63,023,000
42	10.00	2.00	63,023,000
43	10.50	1.50	63,023,000
44	10.50	1.50	63,023,000
45	10.50	1.50	63,023,000
46	10.50	1.50	61,763,000
47	10.50	1.50	59,891,000
48	10.50	1.50	58,076,000
49	10.50	1.50	56,315,000
50	10.50	1.50	54,607,000

Month	Strike (%)	Max Rate of Payment (%)	Approximate Notional Balance ($)
51	10.50	1.50	52,951,000
52	10.50	1.50	51,344,000
53	10.50	1.50	49,786,000
54	10.50	1.50	48,275,000
55	10.50	1.50	46,809,000
56	10.50	1.50	45,387,000
57	10.50	1.50	44,008,000
58	10.50	1.50	42,671,000
59	10.50	1.50	41,374,000
60	10.50	1.50	40,113,000
61	10.50	1.50	38,889,000
62	10.50	1.50	37,702,000
63	10.50	1.50	36,551,000
64	10.50	1.50	35,436,000
65	10.50	1.50	34,353,000
66	10.50	1.50	33,304,000
67	10.50	1.50	32,286,000
68	10.50	1.50	31,299,000
69	10.50	1.50	30,342,000
70	10.50	1.50	29,414,000
71	10.50	1.50	28,514,000
72	10.50	1.50	27,641,000
73	10.50	1.50	26,794,000
74	10.50	1.50	25,974,000
75	10.50	1.50	25,178,000
76	10.50	1.50	24,406,000

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by Option One (48.60%), BNC (21.77%), People's Choice (13.27%) and Provident (3.65%) and as of the closing date will be serviced by Option One (48.60%), Wells Fargo (24.71%), People's Choice (13.27%), Aurora (6.75%) and Chase (6.63%).

Pre-funding

Approximately 13.27% of the mortgage loans will be pre-funded. These loans have already been identified and are scheduled to be purchased into the Trust by the [second] Distribution Date. All collateral information herein includes the pre-funding population.

Mortgage Insurance

Approximately 66.17% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by [Mortgage Guarantee Insurance Corporation ("MGIC"), Radian Guaranty Corp. or certain other providers]. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Class A3 Net Funds Cap" for each Distribution Date will be an annual rate equal to the sum of (i) the Group 3 Senior Net Funds Cap and (ii) a fraction, expressed as a percentage, the numerator of which is the product of (a) the current rate of payment on the Class A3 Interest Rate Cap Agreement and (b) the current balance of the Class A3 Interest Rate Cap Agreement, and the denominator of which is equal to the current balance of the Class A3 Certificates.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group and further provided that with regard to the Class B Certificates, the Group 1, Group 2 and Group 3 Senior Net Funds Caps will each be calculated without reference to clause (b) above.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds (2) in the case of the first 60 Distribution Dates only, an amount equal to the product of (A) (i) the A-SIO Interest Rate divided by (ii) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the accrual period and (B) the related A-SIO Component Notional Amount.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated after application of the related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, the Class M Certificates in inverse order of rank, and the Class A4 Certificates. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, Class A2 and Class A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates or the Class A4 Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an applied loss amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class A1, A2, A3 and A4 will double, the margins on the Class M1, M2, M3, M4, M5, M6, M7 and M8 will increase to 1.5 times their initial margin and the Class B Interest Rate will increase to 5.50%.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-SIO Certificates will have limited protection by means of the subordination of the Subordinate Certificates and the Class A4 Certificates. Classes A1, A2, A3 and A-SIO Certificates will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over classes having a lower priority of distribution. Similarly, the Class A4 Certificates will be senior to the Class M and Class B Certificates and each class of Class M Certificates will be senior to all other classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Certificates will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates and the Class A4 Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The OC Target with respect to any Distribution Date is equal to the Initial Overcollateralization Amount, or approximately 0.40% of the Cut-Off Date Collateral Balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 57.25% of the Class A4 Enhancement Percentage for that Distribution Date or if Cumulative Realized Losses exceed the following levels:

Distribution Date	Loss Percentage
May 2007 to April 2008	3.50% for the first month, plus an additional 1/12th of 1.25% for each month thereafter
May 2008 to April 2009	4.75% for the first month, plus an additional 1/12th of 1.00% for each month thereafter
May 2009 to April 2010	5.75% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
May 2010 and thereafter	6.00%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures, bankruptcies and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class A4, the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1 AAA/AAA/Aaa Libor Floater (Group 1)	A2 AAA/AAA/Aaa Libor Floater (Group 2)	A3 AAA/AAA/Aaa Libor Floater (Group 3)	A-SIO AAA/AAA/Aaa Inverse IO	Class A-SIO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes and the Class A4 with the other Senior Classes.
A4 AAA/AAA/NR Libor Floater				
M1 AA/AA/Aa2 Libor Floater				Classes A4, M1, M2, M3, M4, M5, M6, M7, M8 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 AA/AA/Aa3 Libor Floater				
M3 AA-/AA-/NR Libor Floater				
M4 A+/A+/A2 Libor Floater				
M5 A/A/A- Libor Floater				
M6 BBB+/BBB+/Baa1 Libor Floater				
M7 BBB-/BBB/Baa2 Libor Floater				
M8 NR/BBB-/Baa3 Libor Floater				
B BB+/BB/NR 5.00% Coupon				

Contacts		
MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2004-4
Depositor:	Structured Asset Securities Corporation
Trustee:	TBD
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Lead Underwriter:	Lehman Brothers Inc.
Co-Manager:	WaMu Capital Corporation
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: May 25, 2004
Statistical Calculation Date:	March 1, 2004
Cut-Off Date:	April 1, 2004
Pricing Date:	April [ ], 2004
Closing Date:	April [30], 2004
Settlement Date:	April [30], 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	April 25, 2004
Day Count:	Actual/360 for Classes A1, A2, A3, A4, A-SIO, M1, M2, M3, M4, M5, M6, M7 and M8 30/360 for Class B
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 51.40% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. With respect to 48.60% of the pool, the servicing fee will be an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30 and 0.65% of the loan principal balance for each month thereafter.
Trustee Fee:	TBD
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A1, A2 and A3 Minimum $100,000; increments $1 in excess thereof for the Class A4, the Subordinate Certificates and the Class A-SIO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M and Class A-SIO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call (1)					
% CPR	20%	25%	**30%**	35%	40%
Class A1					
Avg. Life (yrs)	3.40	2.66	2.13	1.72	1.37
Window (mos)	1-118	1-93	1-76	1-64	1-54
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	7/25/2009	9/25/2008
Class A2					
Avg. Life (yrs)	3.40	2.66	2.13	1.72	1.37
Window (mos)	1-118	1-93	1-76	1-64	1-54
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	7/25/2009	9/25/2008
Class A3					
Avg. Life (yrs)	3.40	2.66	2.13	1.72	1.37
Window (mos)	1-118	1-93	1-76	1-64	1-54
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	7/25/2009	9/25/2008
Class A4					
Avg. Life (yrs)	6.38	5.15	4.54	4.35	4.46
Window (mos)	37-118	40-93	43-76	47-64	52-54
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	7/25/2009	9/25/2008
Class M1					
Avg. Life (yrs)	6.38	5.13	4.47	4.17	4.16
Window (mos)	37-118	39-93	41-76	43-64	46-54
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	7/25/2009	9/25/2008
Class M2					
Avg. Life (yrs)	6.38	5.12	4.42	4.05	3.92
Window (mos)	37-118	38-93	40-76	42-64	44-54
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	7/25/2009	9/25/2008

(1) Assumed closing date of 3/30/2004 and assumed first payment date of 4/25/04.

Sensitivity Analysis – To 10% Call [1]					
% CPR	20%	25%	30%	35%	40%
Class M3					
Avg. Life (yrs)	6.38	5.11	4.39	4.00	3.81
Window (mos)	37-118	38-93	39-76	41-64	42-54
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	7/25/2009	9/25/2008
Class M4					
Avg. Life (yrs)	6.38	5.11	4.37	3.95	3.72
Window (mos)	37-118	38-93	39-76	40-64	41-54
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	7/25/2009	9/25/2008
Class M5					
Avg. Life (yrs)	6.38	5.10	4.34	3.90	3.65
Window (mos)	37-118	37-93	38-76	39-64	40-54
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	7/25/2009	9/25/2008
Class M6					
Avg. Life (yrs)	6.38	5.09	4.34	3.87	3.59
Window (mos)	37-118	37-93	38-76	38-64	39-54
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	7/25/2009	9/25/2008
Class M7					
Avg. Life (yrs)	6.35	5.07	4.29	3.83	3.52
Window (mos)	37-118	37-93	37-76	37-64	38-54
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	7/25/2009	9/25/2008
Class M8					
Avg. Life (yrs)	5.85	4.68	3.97	3.52	3.25
Window (mos)	37-107	37-85	37-69	37-58	37-49
Expected Final Mat.	2/25/2013	4/25/2011	12/25/2009	1/25/2009	4/25/2008
Class B					
Avg. Life (yrs)	4.49	3.66	3.26	3.09	3.07
Window (mos)	37-77	37-61	37-50	37-41	37-37
Expected Final Mat.	8/25/2010	4/25/2009	5/25/2008	8/25/2007	4/25/2007

(1) Assumed closing date of 3/30/2004 and assumed first payment date of 4/25/04.

Sensitivity Analysis – To Maturity (1)					
% CPR	20%	25%	**30%**	35%	40%
Class A1					
Avg. Life (yrs)	3.69	2.90	2.33	1.88	1.51
Window (mos)	1-260	1-213	1-176	1-148	1-126
Expected Final Mat.	11/25/2025	12/25/2021	11/25/2018	7/25/2016	9/25/2014
Class A2					
Avg. Life (yrs)	3.69	2.90	2.33	1.88	1.51
Window (mos)	1-260	1-213	1-176	1-148	1-126
Expected Final Mat.	11/25/2025	12/25/2021	11/25/2018	7/25/2016	9/25/2014
Class A3					
Avg. Life (yrs)	3.68	2.90	2.32	1.88	1.51
Window (mos)	1-260	1-212	1-176	1-148	1-126
Expected Final Mat.	11/25/2025	11/25/2021	11/25/2018	7/25/2016	9/25/2014
Class A4					
Avg. Life (yrs)	7.03	5.70	4.99	4.72	4.89
Window (mos)	37-212	40-171	43-140	47-118	52-100
Expected Final Mat.	11/25/2021	6/25/2018	11/25/2015	1/25/2014	7/25/2012
Class M1					
Avg. Life (yrs)	7.01	5.66	4.90	4.52	4.46
Window (mos)	37-204	39-164	41-135	43-113	46-96
Expected Final Mat.	3/25/2021	11/25/2017	6/25/2015	8/25/2013	3/25/2012
Class M2					
Avg. Life (yrs)	6.97	5.62	4.82	4.39	4.21
Window (mos)	37-192	38-154	40-127	42-106	44-90
Expected Final Mat.	3/25/2020	1/25/2017	10/25/2014	1/25/2013	9/25/2011

(1) Assumed closing date of 3/30/2004 and assumed first payment date of 4/25/04.

Sensitivity Analysis – To Maturity[1]					
% CPR	20%	25%	30%	35%	40%
Class M3					
Avg. Life (yrs)	6.94	5.58	4.78	4.31	4.08
Window (mos)	37-185	38-148	39-121	41-102	42-86
Expected Final Mat.	8/25/2019	7/25/2016	4/25/2014	9/25/2012	5/25/2011
Class M4					
Avg. Life (yrs)	6.89	5.54	4.72	4.23	3.96
Window (mos)	37-176	38-141	39-115	40-96	41-82
Expected Final Mat.	11/25/2018	12/25/2015	10/25/2013	3/25/2012	1/25/2011
Class M5					
Avg. Life (yrs)	6.82	5.47	4.64	4.14	3.86
Window (mos)	37-165	37-131	38-107	39-90	40-76
Expected Final Mat.	12/25/2017	2/25/2015	2/25/2013	9/25/2011	7/25/2010
Class M6					
Avg. Life (yrs)	6.70	5.36	4.56	4.05	3.74
Window (mos)	37-152	37-121	38-99	38-83	39-70
Expected Final Mat.	11/25/2016	4/25/2014	6/25/2012	2/25/2011	1/25/2010
Class M7					
Avg. Life (yrs)	6.43	5.15	4.35	3.87	3.56
Window (mos)	37-135	37-107	37-87	37-73	38-62
Expected Final Mat.	6/25/2015	2/25/2013	6/25/2011	4/25/2010	5/25/2009
Class M8					
Avg. Life (yrs)	5.85	4.68	3.97	3.52	3.25
Window (mos)	37-107	37-85	37-69	37-58	37-49
Expected Final Mat.	2/25/2013	4/25/2011	12/25/2009	1/25/2009	4/25/2008
Class B					
Avg. Life (yrs)	4.49	3.66	3.26	3.09	3.07
Window (mos)	37-77	37-61	37-50	37-41	37-37
Expected Final Mat.	8/25/2010	4/25/2009	5/25/2008	8/25/2007	4/25/2007

(1) Assumed closing date of 3/30/2004 and assumed first payment date of 4/25/04.

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Mezz Funds Cap (%)	Period	Mezz Funds Cap (%)
1	6.49830	31	9.08071
2	9.76478	32	8.78829
3	9.50594	33	9.09052
4	9.87376	34	9.10328
5	9.59860	35	9.53242
6	9.63643	36	10.66290
7	9.98833	37	9.63166
8	9.68977	38	9.95340
9	10.02431	39	9.64147
10	9.70193	40	10.24840
11	9.65057	41	10.26140
12	10.67777	42	10.35481
13	9.63676	43	10.70089
14	9.91159	44	10.35658
15	9.58266	45	10.70301
16	9.88977	46	10.37361
17	9.55188	47	10.63140
18	9.49984	48	11.36861
19	9.69258	49	10.63614
20	9.31850	50	10.99171
21	9.59738	51	10.63842
22	10.02452	52	11.00862
23	10.69943	53	10.79018
24	12.09296	54	10.79401
25	8.25832	55	11.15492
26	8.53392	56	10.79615
27	8.26742	57	11.15714
28	8.81544	58	10.80642
29	8.81376	59	10.87914
30	8.90484	60	12.05682

(1) **Based on 1 month LIBOR, 6 month LIBOR and 1 Year CMT of 20% for each period. Assumed closing date of 3/30/2004 and assumed first payment date of 4/25/04.**

(2) **Assumes prepayments occur at 30% CPR.**

SAIL 2004-4 Collateral Summary –Aggregate

Total Number of Loans	12,161	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,850,703,670	Yes	24.9%
Average Loan Principal Balance	$152,184	No	75.1%
Fixed Rate	24.7%		
Adjustable Rate	75.3%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.3%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.5%	Yes	66.2%
Weighted Average Margin	5.7%	No	33.8%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	23.7%
Weighted Average Floor	7.4%	0.001-1.000	6.0%
Weighted Average Original Term (mo.)	354.7	1.001-2.000	49.4%
Weighted Average Remaining Term (mo.)	353.1	2.001-3.000	20.9%
Weighted Average Loan Age (mo.)	1.6	4.001-5.000	0.1%
Weighted Average Combined LTV	80.0%		
Non-Zero Weighted Average FICO	617	**Geographic Distribution**	
Non-Zero Weighted Average DTI	39.8%	(Other states account individually for less than	
% IO Loans	5.8%	3% of the Cut-off Date principal balance)	
		CA	35.6%
Lien Position		FL	6.8%
First	97.9%	NY	6.4%
Second	2.1%	MA	6.2%
		IL	5.0%
Product Type		TX	3.5%
2/28 ARM (LIBOR)	66.2%		
Fixed Rate	24.1%	**Occupancy Status**	
3/27 ARM (LIBOR)	7.9%	Primary Home	91.2%
5/25 ARM (LIBOR)	0.7%	Investment	7.8%
Other	1.2%	Second Home	0.9%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	926	$34,456,877.64	1.86%
50,000.01 - 100,000.00	3,479	260,724,051.08	14.09
100,000.01 - 150,000.00	2,835	352,371,182.09	19.04
150,000.01 - 200,000.00	1,942	336,994,889.98	18.21
200,000.01 - 250,000.00	1,236	276,739,295.71	14.95
250,000.01 - 300,000.00	765	209,950,565.86	11.34
300,000.01 - 350,000.00	434	140,514,656.91	7.59
350,000.01 - 400,000.00	257	95,796,519.17	5.18
400,000.01 - 450,000.00	106	45,151,728.23	2.44
450,000.01 - 500,000.00	77	36,738,157.84	1.99
500,000.01 - 550,000.00	34	17,924,811.92	0.97
550,000.01 - 600,000.00	42	24,128,528.86	1.30
600,000.01 - 650,000.00	13	8,304,129.54	0.45
650,000.01 - 700,000.00	6	4,019,979.40	0.22
700,000.01 - 750,000.00	5	3,618,155.87	0.20
750,000.01 - 800,000.00	2	1,536,856.50	0.08
800,000.01 - 850,000.00	1	824,130.45	0.04
900,000.01 - 950,000.00	1	909,153.08	0.05
Total:	**12,161**	**$1,850,703,670.13**	**100.00%**

Minimum: $9,924.88
Maximum: $909,153.08
Weighted Average: $152,183.51

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	195	$44,592,982.59	2.41%
5.501 - 6.000	619	140,850,059.57	7.61
6.001 - 6.500	1,064	217,173,887.05	11.73
6.501 - 7.000	1,806	350,299,807.25	18.93
7.001 - 7.500	1,794	300,503,042.76	16.24
7.501 - 8.000	2,002	304,334,059.24	16.44
8.001 - 8.500	1,390	182,860,040.69	9.88
8.501 - 9.000	1,186	138,149,304.86	7.46
9.001 - 9.500	635	64,696,688.21	3.50
9.501 - 10.000	682	57,454,263.37	3.10
10.001 - 10.500	277	21,514,954.10	1.16
10.501 - 11.000	271	16,148,489.46	0.87
11.001 - 11.500	92	5,376,984.41	0.29
11.501 - 12.000	83	4,103,947.39	0.22
12.001 - 12.500	18	807,811.26	0.04
12.501 - 13.000	33	1,327,892.13	0.07
13.001 - 13.500	6	229,880.67	0.01
13.501 - 14.000	6	236,791.62	0.01
14.001 - 14.250	2	42,783.50	0.00
Total:	**12,161**	**$1,850,703,670.13**	**100.00%**

Minimum: 3.625%
Maximum: 14.250%
Weighted Average: 7.472%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	9	$894,176.42	0.05%
171 - 180	521	41,277,192.99	2.23
181 - 240	237	17,345,463.01	0.94
241 - 300	1	158,500.00	0.01
301 - 360	11,393	1,791,028,337.71	96.78
Total:	**12,161**	**$1,850,703,670.13**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 354.7

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	35	$2,632,239.70	0.14%
171 - 180	495	39,539,129.71	2.14
181 - 240	237	17,345,463.01	0.94
241 - 300	1	158,500.00	0.01
301 - 360	11,393	1,791,028,337.71	96.78
Total:	**12,161**	**$1,850,703,670.13**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 353.1

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	15	$952,329.87	0.05%
20.001 - 30.000	44	4,060,736.89	0.22
30.001 - 40.000	124	14,544,471.04	0.79
40.001 - 50.000	240	30,873,555.93	1.67
50.001 - 60.000	484	68,206,060.77	3.69
60.001 - 70.000	1,310	199,329,101.01	10.77
70.001 - 80.000	5,017	802,115,216.51	43.34
80.001 - 90.000	3,072	496,206,991.79	26.81
90.001 - 100.000	1,855	234,415,206.32	12.67
Total:	**12,161**	**$1,850,703,670.13**	**100.00%**

Minimum:	11.270%
Maximum:	100.000%
Weighted Average:	80.025%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	163	$18,198,844.93	0.98%
451 - 500	35	4,924,351.18	0.27
501 - 550	2,374	336,231,610.99	18.17
551 - 600	2,738	401,046,068.46	21.67
601 - 650	3,583	537,097,026.69	29.02
651 - 700	2,116	349,281,567.38	18.87
701 - 750	857	153,995,865.31	8.32
751 - 800	283	48,117,872.91	2.60
801 >=	12	1,810,462.28	0.10
Total:	**12,161**	**$1,850,703,670.13**	**100.00%**

Non- Zero Minimum:	500
Maximum:	815
Non-Zero WA:	617

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	7,086	$1,106,965,122.22	59.81%
Purchase	4,111	596,226,884.23	32.22
Rate/Term Refinance	964	147,511,663.68	7.97
Total:	**12,161**	**$1,850,703,670.13**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	9,004	$1,321,328,835.75	71.40%
2-4 Family	1,133	222,078,431.56	12.00
PUD	972	170,509,074.47	9.21
Condo	827	115,912,246.73	6.26
Manufactured Housing	210	19,552,884.91	1.06
Row House	13	986,336.51	0.05
Townhouse	1	260,000.00	0.01
Condotel	1	75,860.20	0.00
Total:	**12,161**	**$1,850,703,670.13**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	2,219	$461,784,860.55	24.95%
CA-N	936	196,251,727.39	10.60
FL	1,068	125,129,609.61	6.76
NY	586	119,144,866.09	6.44
MA	533	115,506,672.55	6.24
IL	638	93,206,033.24	5.04
TX	698	65,174,579.68	3.52
MI	463	48,451,404.30	2.62
VA	273	40,953,060.90	2.21
GA	357	40,397,455.32	2.18
PA	338	36,701,100.95	1.98
OH	392	35,296,136.35	1.91
MD	209	34,004,920.13	1.84
CO	226	33,634,844.29	1.82
CT	221	31,701,932.05	1.71
HI	152	30,181,622.56	1.63
NJ	143	25,611,469.04	1.38
MN	176	25,136,658.92	1.36
NV	180	25,126,458.91	1.36
AZ	199	24,786,504.80	1.34
RI	132	20,881,638.19	1.13
WA	145	20,731,659.08	1.12
MO	212	20,132,276.32	1.09
NC	186	19,812,414.08	1.07
NH	105	16,212,674.58	0.88
IN	151	14,549,928.84	0.79
WI	134	14,518,888.03	0.78
TN	139	12,900,101.69	0.70
ME	95	11,763,290.12	0.64
OR	93	10,853,852.04	0.59
Other	762	80,165,029.53	4.33
Total:	**12,161**	**$1,850,703,670.13**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	3,171	$438,311,362.05	23.68%
1% of Amt. Prepaid	125	12,234,939.91	0.66
1% of Amt. Prepaid >20% Orig. Bal.	1	97,663.65	0.01
1% of Orig. Bal.	22	2,130,313.72	0.12
1% of UPB	697	69,903,304.91	3.78
2 Mos. Int. on Amt. Prepaid	7	1,196,544.83	0.06
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	8	1,057,959.21	0.06
2 Mos. Int. on 80% of UPB	69	12,604,452.00	0.68
2 Mos. Int. on UPB	97	13,541,016.89	0.73
2% of Amt. Prepaid	10	1,465,525.16	0.08
2% of UPB	558	76,171,778.18	4.12
3 Mos. Int. on 80% of UPB	444	95,564,002.63	5.16
3 Mos. Int. on UPB	35	8,749,118.80	0.47
3% 2% 1% of UPB	114	10,764,662.41	0.58
3% 2% of UPB	1	79,939.06	0.00
3% of UPB	14	1,867,186.67	0.10
5% 4% 3% of UPB	25	2,299,153.43	0.12
5% 4% of UPB	1	62,865.64	0.00
5% of Amt. Prepaid	7	1,087,215.65	0.06
5% of UPB	301	40,039,358.57	2.16
6 Mos. Int. on Amt. Prepaid	198	30,344,850.88	1.64
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	6,012	992,527,352.15	53.63
6 Mos. Int. on 80% of UPB	221	35,143,811.74	1.90
6 Mos. Int. on UPB	22	3,288,691.99	0.18
6% of Amt. Prepaid	1	170,600.00	0.01
Total:	**12,161**	**$1,850,703,670.13**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	7,864	$1,146,313,483.93	61.94%
Stated	3,448	547,359,103.36	29.58
Limited	623	120,442,663.42	6.51
No Documentation	198	31,679,678.47	1.71
No Ratio	28	4,908,740.95	0.27
Total:	**12,161**	**$1,850,703,670.13**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	149	$31,241,469.81	2.24%
3.001 - 3.500	57	13,679,756.58	0.98
3.501 - 4.000	214	41,795,441.29	3.00
4.001 - 4.500	437	83,668,449.05	6.00
4.501 - 5.000	859	151,300,911.69	10.85
5.001 - 5.500	1,851	311,380,965.41	22.34
5.501 - 6.000	1,652	283,432,100.61	20.33
6.001 - 6.500	1,262	201,608,665.00	14.46
6.501 - 7.000	984	142,464,362.37	10.22
7.001 - 7.500	507	67,679,773.71	4.86
7.501 - 8.000	329	40,582,401.10	2.91
8.001 - 8.500	111	12,377,158.82	0.89
8.501 - 9.000	76	7,437,973.24	0.53
9.001 - 9.500	33	3,197,967.85	0.23
9.501 - 10.000	12	1,069,817.60	0.08
10.001 >=	9	934,436.81	0.07
Total:	**8,542**	**$1,393,851,650.94**	**100.00%**

Minimum: 1.150%
Maximum: 11.125%
Weighted Average: 5.720%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6	$1,188,840.52	0.09%
1.500	1	77,950.16	0.01
2.000	1,595	300,453,083.92	21.56
3.000	6,884	1,081,511,073.19	77.59
5.000	42	7,884,453.15	0.57
6.000	14	2,736,250.00	0.20
Total:	**8,542**	**$1,393,851,650.94**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.800%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.500	1	$265,079.54	0.02%
1.000	8,456	1,377,048,609.46	98.79
1.500	33	6,445,776.44	0.46
2.000	52	10,092,185.50	0.72
Total:	**8,542**	**$1,393,851,650.94**	**100.00%**

Minimum: 0.500%
Maximum: 2.000%
Weighted Average: 1.009%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.001 - 8.500	1	$295,200.00	0.02%
9.001 - 9.500	3	567,155.81	0.04
9.501 - 10.000	13	2,981,643.23	0.21
10.001 - 10.500	24	4,760,208.86	0.34
10.501 - 11.000	34	7,479,362.15	0.54
11.001 - 11.500	107	24,320,839.08	1.74
11.501 - 12.000	295	69,041,249.90	4.95
12.001 - 12.500	536	111,191,551.59	7.98
12.501 - 13.000	1,052	206,589,741.60	14.82
13.001 - 13.500	1,182	204,609,066.57	14.68
13.501 - 14.000	1,535	261,437,855.12	18.76
14.001 - 14.500	1,178	178,263,970.16	12.79
14.501 - 15.000	1,111	150,651,891.70	10.81
15.001 - 15.500	620	79,583,356.79	5.71
15.501 - 16.000	467	54,365,585.59	3.90
16.001 - 16.500	195	21,228,036.51	1.52
16.501 - 17.000	122	11,227,798.94	0.81
17.001 - 17.500	44	3,720,320.39	0.27
17.501 - 18.000	17	1,117,032.50	0.08
18.001 - 18.500	4	293,115.39	0.02
18.501 - 19.000	2	126,669.06	0.01
Total:	**8,542**	**$1,393,851,650.94**	**100.00%**

Minimum: 8.500%
Maximum: 18.750%
Weighted Average: 13.698%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	296	$64,659,956.00	4.64%
5.501 - 6.000	394	91,678,944.18	6.58
6.001 - 6.500	707	147,450,314.57	10.58
6.501 - 7.000	1,324	261,609,172.94	18.77
7.001 - 7.500	1,350	231,059,627.98	16.58
7.501 - 8.000	1,501	236,614,661.28	16.98
8.001 - 8.500	1,058	144,930,006.36	10.40
8.501 - 9.000	894	108,940,880.42	7.82
9.001 - 9.500	440	49,559,511.58	3.56
9.501 - 10.000	348	36,715,530.48	2.63
10.001 - 10.500	113	11,539,655.70	0.83
10.501 - 11.000	74	5,748,766.56	0.41
11.001 - 11.500	27	2,100,212.03	0.15
11.501 - 12.000	11	866,276.41	0.06
12.001 - 12.500	3	251,465.39	0.02
12.501 - 13.000	2	126,669.06	0.01
Total:	**8,542**	**$1,393,851,650.94**	**100.00%**

Minimum: 2.000%
Maximum: 12.750%
Weighted Average: 7.373%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-07	1	$267,364.71	0.02%
2004-10	2	172,553.76	0.01
2004-11	1	149,996.14	0.01
2004-12	2	160,388.31	0.01
2005-02	1	395,261.77	0.03
2005-03	1	52,609.95	0.00
2005-07	3	467,400.36	0.03
2005-08	3	702,036.28	0.05
2005-09	11	3,035,067.56	0.22
2005-10	10	2,420,765.71	0.17
2005-11	84	15,031,986.19	1.08
2005-12	791	136,469,822.61	9.79
2006-01	3,387	528,511,912.07	37.92
2006-02	3,058	511,621,161.05	36.71
2006-03	158	27,407,068.99	1.97
2006-11	8	1,246,672.35	0.09
2006-12	67	10,422,610.44	0.75
2007-01	356	54,844,932.72	3.93
2007-02	487	78,774,478.90	5.65
2007-03	13	2,239,400.00	0.16
2008-09	1	118,155.81	0.01
2008-10	1	300,000.00	0.02
2008-12	1	328,000.00	0.02
2009-01	11	2,382,579.60	0.17
2009-02	73	14,490,843.41	1.04
2009-03	3	634,680.00	0.05
2019-01	7	1,113,902.25	0.08
2019-02	1	90,000.00	0.01
Total:	**8,542**	**$1,393,851,650.94**	**100.00%**

```
! SAIL_04_4_FINAL_NEWREP.CDI #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY PORTFOLIO !
MAX_CF_VECTSIZE 608
!
!! Created by Intex Deal Maker v3.6.275 , subroutines 3.1
!! 04/28/2004 11:05 AM
!
! Modeled in the Intex CMO Modeling Language, (NYFI4W957733)
! which is copyright (c) 2004 by Intex Solutions, Inc.
! Intex shall not be held liable for the accuracy of this data
! nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2 3
 GROUP 1 = "1F" "1A"
 GROUP 2 = "2F" "2A"
 GROUP 3 = "3F" "3A"
!
 DEFINE PREPAY PPC GROUP "1F" RISE_PERS 12 START_CPR 30 END_CPR 30
 DEFINE PREPAY PPC GROUP "1A" RISE_PERS 12 START_CPR 30 END_CPR 30
 DEFINE PREPAY PPC GROUP "2F" RISE_PERS 12 START_CPR 30 END_CPR 30
 DEFINE PREPAY PPC GROUP "2A" RISE_PERS 12 START_CPR 30 END_CPR 30
 DEFINE PREPAY PPC GROUP "3F" RISE_PERS 12 START_CPR 30 END_CPR 30
 DEFINE PREPAY PPC GROUP "3A" RISE_PERS 12 START_CPR 30 END_CPR 30
!
 DEFINE CONSTANT #OrigCollBal = 1831574666.03
 DEFINE CONSTANT #OrigCollBal1 = 716055420.51
 DEFINE CONSTANT #OrigCollBal1F = 171058604.82
 DEFINE CONSTANT #OrigCollBal1A = 544996815.69
 DEFINE CONSTANT #OrigCollBal2 = 717510418.24
 DEFINE CONSTANT #OrigCollBal2F = 168062849.43
 DEFINE CONSTANT #OrigCollBal2A = 549447568.81
 DEFINE CONSTANT #OrigCollBal3 = 398008827.28
 DEFINE CONSTANT #OrigCollBal3F = 98016964.91
 DEFINE CONSTANT #OrigCollBal3A = 299991862.37
!
 DEFINE CONSTANT #OrigBondBal = 1824250000.00
 DEFINE CONSTANT #OrigBondBal1 = 716055420.51
 DEFINE CONSTANT #OrigBondBal2 = 717510418.24
 DEFINE CONSTANT #OrigBondBal3 = 398008827.28
!
 DEFINE CONSTANT #SpecSenEnhPct = 31%
 DEFINE CONSTANT #SNRTargPct = 69.00%
 DEFINE CONSTANT #A4TargPct = 73.80%
 DEFINE CONSTANT #M1TargPct = 80.10%
 DEFINE CONSTANT #M2TargPct = 83.10%
 DEFINE CONSTANT #M3TargPct = 86.10%
 DEFINE CONSTANT #M4TargPct = 89.10%
 DEFINE CONSTANT #M5TargPct = 91.60%
 DEFINE CONSTANT #M6TargPct = 94.20%
 DEFINE CONSTANT #M7TargPct = 96.70%
 DEFINE CONSTANT #M8TargPct = 98.20%
 DEFINE CONSTANT #BTargPct = 99.20%
 DEFINE #BondBal                = 1824250000.00
 DEFINE #BondBal1                = 605067000.00
 DEFINE #BondBal2                = 606296000.00
 DEFINE #BondBal3                = 336317000.00
```

```
!
  FULL_DEALNAME:      Structured Asset Investment Loan Trust 2004-4
  SERVICER_MASTER:     Aurora Loan Services
!
  ISSUER:           SAIL 2004-BC4
  DEALER:            Lehman Brothers
  DEAL SIZE:          $ 1824250000.00
  PRICING SPEED:       30% CPR
! ISSUE DATE:          20040401
  SETTLEMENT DATE:     20040430
!
 Record date delay:   24
!
 DEFINE TR_INDEXDEPS_ALL
!
DEFINE TRANCHE "CAP_IN", "INV_1", "INV_2", "INV_3", "1A1", "1A2", "2A", "3A1", "3A2", "A4", "M1",
"M2", "M3", "M4", "M5", "M6", "M7", "M8", "B", "R", "OC"
!
 DEFINE SCHEDULE "INV_1","INV_2","INV_3","INV_1_BAL","INV_2_BAL","INV_3_BAL"
!
 DEFINE VARNAMES #ReqPerc, #TrigEnhFrac, #CumLossShft, #TrigCumLossFrac, #SDReqPerc,
#SDTrigEnhFrac, #SDCumLossShft, #SDTrigCumLossFrac
!
  DEAL_CLOCK_INFO _
    ISSUE_CDU_DATE          20040401 _
    DEAL_FIRSTPAY_DATE       20040525
!
!
 DEFINE TABLE "CapNotional" (25, 2) = "CURDATE" "Balance"
   20040425.1    0
   20040525.1    1806360611.4500000477
   20040625.1    1785731541.4400000572
   20040725.1    1760960651.3099999428
   20040825.1    1732551620.3599998951
   20040925.1    1701255448.8299999237
   20041025.1    1666173768.0199999809
   20041125.1    1628270824.8099999428
   20041225.1    1585383830.0799999237
   20050125.1    1538337471.4400000572
   20050225.1    1489970250.2599999905
   20050325.1    1442167201.0399999619
   20050425.1    1395220970.8599998951
   20050525.1    1336234977.0999999046
   20050625.1    1291824959.4400000572
   20050725.1    1248099691.3399999142
   20050825.1    1202843290.5599999428
   20050925.1    1147942613.4600000381
   20051025.1    1072380855.9299999475
   20051125.1    1017252297.5199999809
   20051225.1    966350962.9600000381
   20060125.1    919695746.1499999762
   20060225.1    875317680.6299999952
   20060325.1    832921915.1599999666
   20060425.1    0
!
```

```
 DEFINE DYNAMIC #CapBal = LOOKUP_TBL( "STEP", Curdate, "CapNotional", "CURDATE", "Balance"
)
!
 DEFINE DYNAMIC #CapBalEnd = LOOKUP_TBL( "STEP", Curdate + 30, "CapNotional", "CURDATE",
"Balance" )
!
!
 DEFINE #FloorFixed       = 7324666.03
 DEFINE #SpecOCTarg       = 7324666.03
 DEFINE STANDARDIZE OC_ACTUAL_VAL            #OC          = 7324666.03
 DEFINE STANDARDIZE OCT_INITVAL       CONSTANT #InitOCTarg   = 7324666.03
 DEFINE STANDARDIZE OCT_STEPDOWN_MONTH  CONSTANT #StepDownDate  = 37
 DEFINE STANDARDIZE OCT_STEPDOWN_FRAC   CONSTANT #StepOCFrac    = 0.01
 DEFINE STANDARDIZE EXCESS_INTEREST           #XSSpread     = 0
 DEFINE STANDARDIZE OCT_FLOOR         CONSTANT #FloorOCTarg   = #FloorFixed
 DEFINE STANDARDIZE OCT_VAL           DYNAMIC  #Octval        = #SpecOCTarg
!
 DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL * 1200
 DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) / COLL_PREV_BAL(1) *
1200
 DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) / COLL_PREV_BAL(2) *
1200
 DEFINE DYNAMIC STICKY #NetRate3  = ( COLL_I_MISC("COUPON", 3) ) / COLL_PREV_BAL(3) *
1200
 DEFINE DYNAMIC STICKY #NetRate1F  = ( COLL_I_MISC("COUPON","1F") ) /
COLL_PREV_BAL("1F") * 1200
 DEFINE DYNAMIC STICKY #NetRate1A  = ( COLL_I_MISC("COUPON","1A") ) /
COLL_PREV_BAL("1A") * 1200
!
 DEFINE DYNAMIC STICKY #NetRate2F  = ( COLL_I_MISC("COUPON","2F") ) /
COLL_PREV_BAL("2F") * 1200
 DEFINE DYNAMIC STICKY #NetRate2A  = ( COLL_I_MISC("COUPON","2A") ) /
COLL_PREV_BAL("2A") * 1200
!
 DEFINE DYNAMIC STICKY #NetRate3F  = ( COLL_I_MISC("COUPON","3F") ) /
COLL_PREV_BAL("3F") * 1200
 DEFINE DYNAMIC STICKY #NetRate3A  = ( COLL_I_MISC("COUPON","3A") ) /
COLL_PREV_BAL("3A") * 1200
!
!
 DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!
 DEFINE TABLE "OC_SDCUMLOSS0" (38, 2) = "MONTH" "OC_SDCUMLOSS_FRAC0"
    37.1  0.035
    38.1  0.03604166667
    39.1  0.03708333333
    40.1  0.038125
    41.1  0.03916666667
    42.1  0.04020833333
    43.1  0.04125
    44.1  0.04229166667
    45.1  0.04333333333
    46.1  0.044375
    47.1  0.04541666667
```

```
48.1  0.04645833333
49.1  0.0475
50.1  0.04833333333
51.1  0.04916666667
52.1  0.05
53.1  0.05083333333
54.1  0.05166666667
55.1  0.0525
56.1  0.05333333333
57.1  0.05416666667
58.1  0.055
59.1  0.05583333333
60.1  0.05666666667
61.1  0.0575
62.1  0.05770833333
63.1  0.05791666667
64.1  0.058125
65.1  0.05833333333
66.1  0.05854166667
67.1  0.05875
68.1  0.05895833333
69.1  0.05916666667
70.1  0.059375
71.1  0.05958333333
72.1  0.05979166667
73.1  0.06
360.1  0.06
!
DEFINE TABLE "OC_CUMLOSS0" (38, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
37.1  0.035
38.1  0.03604166667
39.1  0.03708333333
40.1  0.038125
41.1  0.03916666667
42.1  0.04020833333
43.1  0.04125
44.1  0.04229166667
45.1  0.04333333333
46.1  0.044375
47.1  0.04541666667
48.1  0.04645833333
49.1  0.0475
50.1  0.04833333333
51.1  0.04916666667
52.1  0.05
53.1  0.05083333333
54.1  0.05166666667
55.1  0.0525
56.1  0.05333333333
57.1  0.05416666667
58.1  0.055
59.1  0.05583333333
60.1  0.05666666667
61.1  0.0575
62.1  0.05770833333
```

```
    63.1  0.05791666667
    64.1  0.058125
    65.1  0.05833333333
    66.1  0.05854166667
    67.1  0.05875
    68.1  0.05895833333
    69.1  0.05916666667
    70.1  0.059375
    71.1  0.05958333333
    72.1  0.05979166667
    73.1  0.06
    360.1  0.06
!
 DEFINE DYNAMIC #INV_1_SCHED = SCHED_AMOUNT("INV_1")
 DEFINE DYNAMIC #INV_1_ENDBAL = SCHED_AMOUNT("INV_1_BAL")
!
 DEFINE DYNAMIC #INV_2_SCHED = SCHED_AMOUNT("INV_2")
 DEFINE DYNAMIC #INV_2_ENDBAL = SCHED_AMOUNT("INV_2_BAL")
!
 DEFINE DYNAMIC #INV_3_SCHED = SCHED_AMOUNT("INV_3")
 DEFINE DYNAMIC #INV_3_ENDBAL = SCHED_AMOUNT("INV_3_BAL")
!
!
!
!!DEFINE TRANCHE "CAP_IN", "AIO1", "AIO2", "AIO3", "A1", "A2", "3A1","3A2","3A3", "M1", "M2", "M3",
"M4", "M5", "M6", "B", "R", "OC"
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
DEFINE DYNAMIC STICKY #Gr1SenPaidDown = IF (BBAL("1A1","1A2") LT 0.01) THEN 1 ELSE 0
DEFINE DYNAMIC STICKY #Gr2SenPaidDown = IF (BBAL("2A") LT 0.01) THEN 1 ELSE 0
DEFINE DYNAMIC STICKY #Gr3SenPaidDown = IF (BBAL("3A1","3A2") LT 0.01) THEN 1 ELSE 0
!
DEFINE DYNAMIC STICKY #TwoSenPaidDown = IF ((#Gr1SenPaidDown + #Gr2SenPaidDown +
#Gr3SenPaidDown) GE 2 ) THEN 1 ELSE 0
!
DEFINE DYNAMIC STICKY #SubBalGr1 = IF (#TwoSenPaidDown EQ 1) THEN COLL_BAL(1) ELSE
MAX(0, COLL_PREV_BAL(1) - BBAL("1A1") - BBAL("1A2"))
DEFINE DYNAMIC STICKY #SubBalGr2 = IF (#TwoSenPaidDown EQ 1) THEN COLL_BAL(2) ELSE
MAX(0, COLL_PREV_BAL(2) - BBAL("2A"))
DEFINE DYNAMIC STICKY #SubBalGr3 = IF (#TwoSenPaidDown EQ 1) THEN COLL_BAL(3) ELSE
MAX(0, COLL_PREV_BAL(3) - BBAL("3A1") - BBAL("3A2"))
DEFINE DYNAMIC STICKY #SubBalGr = #SubBalGr1 + #SubBalGr2 + #SubBalGr3
!
DEFINE DYNAMIC STICKY #NetFundsCap1 = ( COLL_I_MISC("COUPON",1) -
OPTIMAL_INTPMT("INV_1#1")) / COLL_PREV_BAL(1) * 1200
DEFINE DYNAMIC STICKY #NetFundsCap2 = ( COLL_I_MISC("COUPON",2) -
OPTIMAL_INTPMT("INV_2#1")) / COLL_PREV_BAL(2) * 1200
DEFINE DYNAMIC STICKY #NetFundsCap3 = ( COLL_I_MISC("COUPON",3) -
OPTIMAL_INTPMT("INV_3#1")) / COLL_PREV_BAL(3) * 1200
!
DEFINE DYNAMIC STICKY #NetFundsCapSub =  (#NetFundsCap1 * #SubBalGr1 + #NetFundsCap2 *
#SubBalGr2 + #NetFundsCap3 * #SubBalGr3) / #SubBalGr
!
DEFINE DYNAMIC STICKY #Cap1 = IF BBAL("2A","3A1","3A2") > 0.01 THEN #NetFundsCap1 ELSE
```

```
#NetFundsCapSub
DEFINE DYNAMIC STICKY #Cap2 = IF BBAL("1A1","1A2","3A1","3A2") > 0.01 THEN #NetFundsCap2
ELSE #NetFundsCapSub
DEFINE DYNAMIC STICKY #Cap3 = IF BBAL("2A","1A1","1A2") > 0.01 THEN #NetFundsCap3 ELSE
#NetFundsCapSub
!
 INITIAL INDEX   LIBOR_6MO       1.23
 INITIAL INDEX   LIBOR_1MO        1.1
 INITIAL INDEX   LIBOR_1YR       1.5
 INITIAL INDEX   CMT_1YR         1.3
!
!
Tranche "CAP_IN" PSEUDO HEDGE
  Block $ 0.01 at 0.00 FLOAT NOTIONAL WITH FORMULA BEGIN ( #CapBal ); END ( #CapBalEnd ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
      Delay 0  Dated 20040425  Next 20040525
   1 * LIBOR_1MO + (-4.10)
   0    999
!
Tranche "INV_1" SEN_INV_IO
  Block 0.01 at 0.01 GROUP 1  FREQ M FLOAT RESET M NOTIONAL WITH FORMULA BEGIN ( IF
CURMONTH LE 24 THEN (#INV_1_SCHED ) ELSE 0 ); _
                              END   ( IF CURMONTH LT 24 THEN (#INV_1_ENDBAL ) ELSE 0 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040425  Next 20040525
   -1 * LIBOR_1MO + 1.1
   0    999
!
Tranche "INV_2" SEN_INV_IO ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 0.01 at 0.01  FREQ M FLOAT RESET M NOTIONAL WITH FORMULA BEGIN ( IF CURMONTH
LE 24 THEN (#INV_2_SCHED ) ELSE 0 ); _
                              END   ( IF CURMONTH LT 24 THEN (#INV_2_ENDBAL ) ELSE 0 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040425  Next 20040525
   -1 * LIBOR_1MO + 1.1
   0    999
!
Tranche "INV_3" SEN_INV_IO
  Block 0.01 at 0.01 GROUP 3  FREQ M FLOAT RESET M NOTIONAL WITH FORMULA BEGIN ( IF
CURMONTH LE 24 THEN (#INV_3_SCHED ) ELSE 0 ); _
                              END   ( IF CURMONTH LT 24 THEN (#INV_3_ENDBAL ) ELSE 0 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040425  Next 20040525
   -1 * LIBOR_1MO + 1.1
   0    999
!
Tranche "1A1" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 605067000.00 at 1.34 GROUP 1  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #Cap1 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.48 ELSE
0.24 ))
   0    999
!
```

```
Tranche "1A2" SEN_FIX ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 0.00 at 1.4093 GROUP 1  FREQ M _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040401  Next 20040525
!
Tranche "2A" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 606296000.00 at 1.34 GROUP 2  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #Cap2 ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.48 ELSE
0.24 ))
    0    999
!
Tranche "3A1" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 336317000.00 at 1.3 GROUP 3  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #Cap3 ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.4 ELSE
0.2 ))
    0    999
!
Tranche "3A2" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 0.00 at 1.38 GROUP 3  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate3 ); _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.56 ELSE
0.28 ))
    0    999
!
Tranche "A4" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 43958000.00 at 1.5  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.8 ELSE
0.4 ))
    0    999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 57695000.00 at 1.63  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.795 ELSE
0.53 ))
    0    999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 27474000.00 at 1.5  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
```

```
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.9 ELSE
0.6 ))
   0    999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 27474000.00 at 2.05  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.425 ELSE
0.95 ))
   0    999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 27474000.00 at 2.33  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.845 ELSE
1.23 ))
   0    999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 22895000.00 at 2.55  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.175 ELSE
1.45 ))
   0    999
!
Tranche "M6" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 23810000.00 at 2.85  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.625 ELSE
1.75 ))
   0    999
!
Tranche "M7" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 22895000.00 at 3.05  FREQ M FLOAT RESET M _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040401  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.925 ELSE
1.95 ))
   0    99
!
Tranche "M8" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 13737000.00 at 3.6  FREQ M FLOAT RESET M _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040401  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 3.75 ELSE
2.5 ))
   0    99
```

```
!
Tranche "B" JUN_FIX_CAP ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 9158000.00 at 5  FREQ M FLOAT _
      COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040425  Next 20040525
   ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 5. ELSE 5 )
   0   999
!
Tranche "R" SEN_RES
  Block 1831574666.03 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
     DAYCOUNT 30360 BUSINESS_DAY NONE _
     FREQ M   Delay 24  Dated 20040401  Next 20040525
!
Tranche "OC" SEN_OC_RES
  Block 7324666.03 at 0 _
     DAYCOUNT 30360 BUSINESS_DAY NONE _
     FREQ M   Delay 24  Dated 20040401  Next 20040525
!
 Tranche "#OC"          SYMVAR
 Tranche "#SpecOCTarg"    SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
  Delay 24 Dated 20040401 Next 20040525 Settle 20040430
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
  Delay 24 Dated 20040401 Next 20040525 Settle 20040430
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
  Delay 24 Dated 20040401 Next 20040525 Settle 20040430
DEFINE PSEUDO_TRANCHE COLLAT GROUP 3 _
  Delay 24 Dated 20040401 Next 20040525 Settle 20040430
!
 DEFINE DYNAMIC STICKY #30360Adj_Mgmt_Fee = 30 / 360
 EXPENSE "Mgmt_Fee"          = (0.015% * ( COLL_PREV_BAL ) * #30360Adj_Mgmt_Fee);
!
 RESERVE_FUND "YmRsvFnd"   FUNDING_FROM RULES
!
 HEDGE "CAP" _
           TYPE  CAP _
           LEG  "FLT"   DEAL_RECEIVES  OPTIMAL_INTPMT  "CAP_IN" _
           BY   "Lehman Brothers Special Financing"
!

 CLASS "X"       =  "INV_1" "INV_3" "INV_2"
 CLASS "1A1"     NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           SHORTFALL_EARN_INT COUPONCAP TRUE _
           = "1A1"
 CLASS "1A2"     NO_BUILD_TRANCHE _
           = "1A2"
 CLASS "SNR_2"   NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           SHORTFALL_EARN_INT COUPONCAP TRUE _
           = "2A"
 CLASS "3A1"     NO_BUILD_TRANCHE _
```

```
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "3A1"
CLASS "3A2"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "3A2"
CLASS "A4"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "A4"
CLASS "M1"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M1"
CLASS "M2"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M2"
CLASS "M3"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M3"
CLASS "M4"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M4"
CLASS "M5"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M5"
CLASS "M6"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M6"
CLASS "M7"      NO_BUILD_TRANCHE _
            = "M7"
CLASS "M8"      NO_BUILD_TRANCHE _
            = "M8"
CLASS "B"       NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "B"
CLASS "RESID"    = "R#1" "OC#1"
CLASS "SNR_1"    ALLOCATION _
            = "1A1" "1A2"
CLASS "SNR_3"    ALLOCATION _
            = "3A1" "3A2"
CLASS "SNR"     DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA ALLOCATION _
            = "SNR_1" "SNR_2" "SNR_3"
!
!
CLASS "ROOT" _
          WRITEDOWN_BAL RULES _
          DISTRIB_CLASS RULES _
```

```
        SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
        SHORTFALL_EARN_INT INTEREST TRUE _
         = "X" "SNR" "A4" "M1" "M2" "M3" "M4" "M5" "M6" "M7" "M8" "B"  "RESID"
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR"        Delay 24  Dated 20040401  Next 20040525
DAYCOUNT 30360 BUSINESS_DAY NONE
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR_1"      Delay 24  Dated 20040401  Next 20040525
DAYCOUNT 30360 BUSINESS_DAY NONE
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR_3"      Delay 0  Dated 20040425  Next 20040525
DAYCOUNT 30360 BUSINESS_DAY NONE
!
!
 CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
     FULL_NAME  "Step Up Cumulative Loss Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL       ( #TrigCumLossFrac); _
     ORIG_TARGETVAL  3.5% _
     TARGETVAL       (#CumLossShft); _
     TRIGVAL         LODIFF
!
TRIGGER "StepUp-DlqEnh" _
     FULL_NAME  "Step Up Enhancement Delinquency Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL       ( #TrigEnhFrac); _
     ORIG_TARGETVAL  7.44001553536273% _
     TARGETVAL       (#ReqPerc); _
     TRIGVAL         LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
     FULL_NAME  "Step Up Trigger" _
     DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the original collateral balance exceeds the target defined by a schedule;_
              Month <=        %;_
                 37        3.5%; _
                 38        3.604166667%; _
                 39        3.708333333%; _
                 40        3.8125%; _
                 41        3.916666667%; _
                 42        4.020833333%; _
                 43        4.125%; _
                 44        4.229166667%; _
                 45        4.333333333%; _
                 46        4.4375%; _
                 47        4.541666667%; _
                 48        4.645833333%; _
                 49        4.75%; _
                 50        4.833333333%; _
                 51        4.916666667%; _
                 52        5%; _
                 53        5.083333333%; _
```

```
        54      5.166666667%; _
        55      5.25%; _
        56      5.333333333%; _
        57      5.416666667%; _
        58      5.5%; _
        59      5.583333333%; _
        60      5.666666667%; _
        61      5.75%; _
        62      5.770833333%; _
        63      5.791666667%; _
        64      5.8125%; _
        65      5.833333333%; _
        66      5.854166667%; _
        67      5.875%; _
        68      5.895833333%; _
        69      5.916666667%; _
        70      5.9375%; _
        71      5.958333333%; _
        72      5.979166667%; _
        73      6%; _
        360      6%; _

_
 or;(2) the aggregate principal balance of all delinquent loans * 1_
 as a percentage of the respective collateral balance exceeds :_
 0.48 * the Senior Enhancement Percentage."_
     IMPACT    "If a Step Up Trigger is in effect the OC target will change to_
 the last value before the trigger occurred if a stepdown has_
 occurred.  It has no effect if a stepdown has not occurred." _
     TRIGVAL FORMULA ( min(TRIGGER("StepUp-CumLoss","TRIGVAL"),
TRIGGER("StepUp-DlqEnh","TRIGVAL")));
!
TRIGGER "StepDown-DlqEnh" _
     FULL_NAME  "Step Down Enhancement Delinquency Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL      ( #SDTrigEnhFrac); _
     ORIG_TARGETVAL  7.44001553536273% _
     TARGETVAL     (#SDReqPerc); _
     TRIGVAL       LODIFF
!
TRIGGER "StepDown-CumLoss" _
     FULL_NAME  "Step Down Cumulative Loss Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL      ( #SDTrigCumLossFrac); _
     ORIG_TARGETVAL  3.5% _
     TARGETVAL     (#SDCumLossShft); _
     TRIGVAL       LODIFF
!
TRIGGER "STEPDOWN_TRIGGER" _
     FULL_NAME  "Step Down Trigger" _
     DEFINITION "A Step Down Trigger exists, if_
;(1) the aggregate principal balance of all delinquent loans * 1_
 as a percentage of the respective collateral balance exceeds :_
 0.48 * the Senior Enhancement Percentage._
 or;(2) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the collateral balance exceeds the target defined by a schedule;_
```

```
Month <=      %;_
  37      3.5%; _
  38      3.604166667%; _
  39      3.708333333%; _
  40      3.8125%; _
  41      3.916666667%; _
  42      4.020833333%; _
  43      4.125%; _
  44      4.229166667%; _
  45      4.333333333%; _
  46      4.4375%; _
  47      4.541666667%; _
  48      4.645833333%; _
  49      4.75%; _
  50      4.833333333%; _
  51      4.916666667%; _
  52      5%; _
  53      5.083333333%; _
  54      5.166666667%; _
  55      5.25%; _
  56      5.333333333%; _
  57      5.416666667%; _
  58      5.5%; _
  59      5.583333333%; _
  60      5.666666667%; _
  61      5.75%; _
  62      5.770833333%; _
  63      5.791666667%; _
  64      5.8125%; _
  65      5.833333333%; _
  66      5.854166667%; _
  67      5.875%; _
  68      5.895833333%; _
  69      5.916666667%; _
  70      5.9375%; _
  71      5.958333333%; _
  72      5.979166667%; _
  73      6%; _
  360     6%; _
"
_
   IMPACT    "If a Step Down Trigger is in effect the OC target CANNOT stepdown to_
 1% of the total current balance of all bonds." _
   TRIGVAL FORMULA ( min(TRIGGER("StepDown-DlqEnh","TRIGVAL"),
TRIGGER("StepDown-CumLoss","TRIGVAL")));
!
 OPTIONAL REDEMPTION:   "Cleanup" _
          WHEN_EXPR ( COLL_PREV_BAL / #OrigCollBal < 10% ); _
          PRICE_P ( COLL_BAL ); _
          PRICE_I ( COLL_BAL * COLL_NETRATE / 1200 * 24 / 30 ); _
          DISTR_I ACCRUE
!
 OPTIONAL REDEMPTION "DealTermination" _
   MANDATORY _
   PRICE_P ( COLL_BAL ); _
   WHEN_EXPR ( DBAL LT .01 );
```

```
!
!
INTEREST_SHORTFALL GROUP 1 FULL_PREPAY    Compensate Pro_rata _
                  PARTIAL_PREPAY Compensate Pro_rata _
                  LOSS        NO_Compensate SUBORDINATED ACCUM
!
INTEREST_SHORTFALL GROUP 2 FULL_PREPAY    Compensate Pro_rata _
                  PARTIAL_PREPAY Compensate Pro_rata _
                  LOSS        NO_Compensate SUBORDINATED ACCUM
!
INTEREST_SHORTFALL GROUP 3 FULL_PREPAY    Compensate Pro_rata _
                  PARTIAL_PREPAY Compensate Pro_rata _
                  LOSS        NO_Compensate SUBORDINATED ACCUM
!
DEFINE MACRO BLOCK #SNR_Int =
{
------------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS INTEREST PRO_RATA  ( "SNR_1"; "SNR_2"; "SNR_3" )
------------------------------------
------------------------------------
     from :  CLASS ( "SNR_1" )
      pay :  CLASS INTEREST PRO_RATA  ( "1A1"; "1A2" )
------------------------------------
------------------------------------
     from :  CLASS ( "SNR_3" )
      pay :  CLASS INTEREST PRO_RATA  ( "3A1"; "3A2" )
------------------------------------
}
DEFINE MACRO BLOCK #SNR_InS =
{
------------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS INTSHORT PRO_RATA  ( "SNR_1"; "SNR_2"; "SNR_3" )
------------------------------------
------------------------------------
     from :  CLASS ( "SNR_1" )
      pay :  CLASS INTSHORT PRO_RATA  ( "1A1"; "1A2" )
------------------------------------
------------------------------------
     from :  CLASS ( "SNR_3" )
      pay :  CLASS INTSHORT PRO_RATA  ( "3A1"; "3A2" )
------------------------------------
}
DEFINE MACRO BLOCK #SNR_Prn[1] =
{
------------------------------------
     when :  IS_TRUE( {#1} )
  calculate :  #SeniorPrinc        = #PrincPmt / #DistribAmt * #ClassSNRPDA
  calculate :  #SeniorXtraP        = #ClassSNRPDA - #SeniorPrinc
!
  calculate :  #SeniorPDA1         = MIN( BBAL("SNR_1"), (#SeniorPrinc * #PrincFrac1) + (#SeniorXtraP *
#XtraPFrac1))
  calculate :  #SeniorPDA2         = MIN( BBAL("SNR_2"), (#SeniorPrinc * #PrincFrac2) + (#SeniorXtraP *
#XtraPFrac2))
```

```
  calculate :  #SeniorPDA3        = MIN( BBAL("SNR_3"), (#SeniorPrinc * #PrincFrac3) + (#SeniorXtraP * #XtraPFrac3))
----------------------------------
     from :  SUBACCOUNT ( #SeniorPDA1, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "SNR_1" )
----------------------------------
     from :  SUBACCOUNT ( #SeniorPDA2, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "SNR_2" )
----------------------------------
     from :  SUBACCOUNT ( #SeniorPDA3, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "SNR_3" )
----------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS BALANCE PRO_RATA ( "SNR_1"; "SNR_2"; "SNR_3" )
----------------------------------
!
  calculate :  #P_SNR_1 = BBAL("1A1","1A2") - BBAL("SNR_1")
----------------------------------
     from :  CLASS ( "SNR_1" )
      pay :  CLASS INTEREST SEQUENTIAL ( "1A1" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "1A1" )
----------------------------------
     from :  CLASS ( "SNR_1" )
     from :  SUBACCOUNT ( #P_SNR_1 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "1A1" )
----------------------------------
     from :  CLASS ( "SNR_1" )
      pay :  CLASS INTEREST SEQUENTIAL ( "1A2" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "1A2" )
----------------------------------
     from :  CLASS ( "SNR_1" )
     from :  SUBACCOUNT ( #P_SNR_1 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "1A2" )
----------------------------------
!
  calculate :  #P_SNR_3 = BBAL("3A1","3A2") - BBAL("SNR_3")
----------------------------------
     from :  CLASS ( "SNR_3" )
      pay :  CLASS INTEREST SEQUENTIAL ( "3A1" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "3A1" )
----------------------------------
     from :  CLASS ( "SNR_3" )
     from :  SUBACCOUNT ( #P_SNR_3 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "3A1" )
----------------------------------
     from :  CLASS ( "SNR_3" )
      pay :  CLASS INTEREST SEQUENTIAL ( "3A2" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "3A2" )
----------------------------------
     from :  CLASS ( "SNR_3" )
     from :  SUBACCOUNT ( #P_SNR_3 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "3A2" )
----------------------------------
!
----------------------------------
```

```
      from :  CLASS ( "1A1" )
       pay :  SEQUENTIAL ( "1A1#1" )
----------------------------------
      from :  CLASS ( "1A2" )
       pay :  SEQUENTIAL ( "1A2#1" )
----------------------------------
      from :  CLASS ( "SNR_2" )
       pay :  SEQUENTIAL ( "2A#1" )
----------------------------------
      from :  CLASS ( "3A1" )
       pay :  SEQUENTIAL ( "3A1#1" )
----------------------------------
      from :  CLASS ( "3A2" )
       pay :  SEQUENTIAL ( "3A2#1" )
----------------------------------
}
DEFINE MACRO BLOCK #A4_Prn =
{
----------------------------------
      from :  CLASS ( "A4" )
       pay :  SEQUENTIAL ( "A4#1" )
----------------------------------
}
DEFINE MACRO BLOCK #M1_Prn =
{
----------------------------------
      from :  CLASS ( "M1" )
       pay :  SEQUENTIAL ( "M1#1" )
----------------------------------
}
DEFINE MACRO BLOCK #M2_Prn =
{
----------------------------------
      from :  CLASS ( "M2" )
       pay :  SEQUENTIAL ( "M2#1" )
----------------------------------
}
DEFINE MACRO BLOCK #M3_Prn =
{
----------------------------------
      from :  CLASS ( "M3" )
       pay :  SEQUENTIAL ( "M3#1" )
----------------------------------
}
DEFINE MACRO BLOCK #M4_Prn =
{
----------------------------------
      from :  CLASS ( "M4" )
       pay :  SEQUENTIAL ( "M4#1" )
----------------------------------
}
DEFINE MACRO BLOCK #M5_Prn =
{
----------------------------------
      from :  CLASS ( "M5" )
```

```
      pay :  SEQUENTIAL ( "M5#1" )
----------------------------------
}
 DEFINE MACRO BLOCK #M6_Prn =
{
----------------------------------
     from :  CLASS ( "M6" )
      pay :  SEQUENTIAL ( "M6#1" )
----------------------------------
}
 DEFINE MACRO BLOCK #M7_Prn =
{
----------------------------------
     from :  CLASS ( "M7" )
      pay :  SEQUENTIAL ( "M7#1" )
----------------------------------
}
 DEFINE MACRO BLOCK #M8_Prn =
{
----------------------------------
     from :  CLASS ( "M8" )
      pay :  SEQUENTIAL ( "M8#1" )
----------------------------------
}
 DEFINE MACRO BLOCK #B_Prn =
{
----------------------------------
     from :  CLASS ( "B" )
      pay :  SEQUENTIAL ( "B#1" )
----------------------------------
}
!
!
 CMO Block Payment Rules
----------------------------------
     from :  CASH_ACCOUNT (100)
 subject to :  CEILING ( (COLL("PREPAYPENALTY")) )
      pay :  CREDIT_ENHANCEMENT ("YmRsvFnd")
----------------------------------
  calculate : #HedgePaySave = 0.00
----------------------------------
  calculate :  #PrincFrac1        = COLL_P(1) / COLL_P
  calculate :  #PrincFrac2        = COLL_P(2) / COLL_P
  calculate :  #PrincFrac3        = COLL_P(3) / COLL_P
!
  calculate :  #XtraPFrac1        = COLL_P(1) / COLL_P
  calculate :  #XtraPFrac2        = COLL_P(2) / COLL_P
  calculate :  #XtraPFrac3        = COLL_P(3) / COLL_P
!
  calculate :  #Princ           = COLL_P
!
  calculate :  #Interest         = COLL_I
!
  calculate :  #PrevSpecOC        = #SpecOCTarg
!
```

```
  calculate :  #CurrentOC          = MAX( 0, COLL_BAL - (BBAL("1A1#1", "1A2#1", "2A#1", "3A1#1",
"3A2#1", "A4#1", "M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "M6#1", "M7#1", "M8#1", "B#1") - #Princ))
!
  calculate :  #XSSpread           = MAX( 0, #Interest - ( COLL_YM * (100% - 0%)) -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("SNR") + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee") )
!
  calculate :  #FloorOCTotal        = #FloorOCTarg
!
  calculate :  #StepOCTarg          = DBAL * #StepOCFrac
!
  calculate :  #StepDownDatePass    = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
  calculate :  #SpecOCTarg          = MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal )
!
  calculate :  #SpecOCTarg          = MIN( #SpecOCTarg, COLL_BAL )
!
  calculate :  #SpecOCTarg          = #Octval
!
  calculate :  #OCDeficiency        = MAX(0, #SpecOCTarg - #CurrentOC)
!
  calculate :  #OCSurplus           = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
  calculate :  #PrincPmt            = MAX(0, COLL_P - #OCSurplus)
!
  calculate :  #XSIntRem            = MAX( 0, #Interest - ( COLL_YM * (100% - 0%)) -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("SNR") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT") - EXPENSE("Mgmt_Fee"))
!
  calculate :  #SubDefic            = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
  calculate :  #AddPrinc            = MIN( #XSIntRem, #SubDefic )
  calculate :  #XSIntRem            = MAX( 0, #XSIntRem - #AddPrinc )
!
  calculate :  #XtraPDA             = MIN( #OCDeficiency, #XSIntRem )
  calculate :  #XSIntRem            = MAX( 0, #XSIntRem - #XtraPDA )
!
  calculate :  #DistribAmt          = #PrincPmt + #AddPrinc + #XtraPDA
!
  calculate :  #ClassSNRPDA         = BBAL("1A1", "1A2", "2A", "3A1", "3A2") _
                     - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
  calculate :  #ClassSNRPDA         = MAX( 0.0, MIN(BBAL("1A1", "1A2", "2A", "3A1", "3A2"),
#ClassSNRPDA ))
  calculate :  #ClassSNRPDA         = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
  calculate :  #SenEnhancePct       = (COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
  calculate :  #StepDownBal         = (#SenEnhancePct - #SpecSenEnhPct) + 1E-8 GE 0.00
!
  calculate :  #SDReqPerc           = 0.5725 *(COLL_BAL - (BBAL("SNR","A4") - #ClassSNRPDA )) /
```

```
COLL_BAL
!
  calculate : #SDTrigEnhFrac      = 1 * AVG_COLL("RATE",-1,2,1)
!
  calculate : #SDCumLossShft      = LOOKUP_TBL( "STEP", CURMONTH , "OC_SDCUMLOSS0",
"MONTH", "OC_SDCUMLOSS_FRAC0" )
  calculate : #SDTrigCumLossFrac  = DELINQ_LOSS_ACCUM / #OrigCollBal
!
  calculate : #SDTrigEvent        = TRIGGER("STEPDOWN_TRIGGER")
!
  calculate : #StepDown           = #StepDown OR (( #StepDownDatePass AND #StepDownBal )  AND
NOT #SDTrigEvent )
!
  calculate : #ReqPerc            = 0.5725 *(COLL_BAL - (BBAL("SNR","A4") - #ClassSNRPDA )) /
COLL_BAL
!
  calculate : #TrigEnhFrac        = 1 * AVG_COLL("RATE",-1,2,1)
!
  calculate : #CumLossShft        = LOOKUP_TBL( "STEP",  CURMONTH    , "OC_CUMLOSS0",
"MONTH", "OC_CUMLOSS_FRAC0" )
  calculate : #TrigCumLossFrac    = DELINQ_LOSS_ACCUM / #OrigCollBal
!
  calculate : #TrigEvent          = TRIGGER("STEPUP_TRIGGER")
!
  calculate : #TrigOCTargPost     = #PrevSpecOC
!
  calculate : #SpecOCTarg         = IF #StepDown _
                    THEN IF #TrigEvent _
                       THEN MAX( MIN( #InitOCTarg, #StepOCTarg ) , #TrigOCTargPost,
#FloorOCTotal ) _
                       ELSE MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal ) _
                    ELSE MAX ( #InitOCTarg, #FloorOCTotal )
!
  calculate : #SpecOCTarg         = MIN( #SpecOCTarg, COLL_BAL )
!
  calculate : #SpecOCTarg         = #Octval
!
  calculate : #OCDeficiency       = MAX(0, #SpecOCTarg - #CurrentOC)
!
  calculate : #OCSurplus          = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
  calculate : #PrincPmt           = MAX(0, COLL_P - #OCSurplus)
!
!
  calculate : #XSIntRem           = MAX( 0, #Interest - ( COLL_YM * (100% - 0%)) -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("SNR") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT") - EXPENSE("Mgmt_Fee"))
!
  calculate : #SubDefic           = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
  calculate : #AddPrinc           = MIN( #XSIntRem, #SubDefic )
  calculate : #XSIntRem           = MAX( 0, #XSIntRem - #AddPrinc )
!
  calculate : #XtraPDA            = MIN( #OCDeficiency, #XSIntRem )
  calculate : #XSIntRem           = MAX( 0, #XSIntRem - #XtraPDA )
```

```
!
  calculate : #DistribAmt        = #PrincPmt + #AddPrinc + #XtraPDA
!
  calculate : #ClassSNRPDA       = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                       THEN #DistribAmt _
                       ELSE BBAL("1A1", "1A2", "2A", "3A1", "3A2") _
                       - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
  calculate : #ClassSNRPDA       = MAX( 0.0, MIN(BBAL("1A1", "1A2", "2A", "3A1", "3A2"),
#ClassSNRPDA ))
  calculate : #ClassSNRPDA       = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
  calculate : #ClassA4PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                       THEN #DistribAmt - #ClassSNRPDA _
                       ELSE BBAL("1A1", "1A2", "2A", "3A1", "3A2", "A4") - #ClassSNRPDA _
                       - MIN(COLL_BAL - #FloorOCTotal, #A4TargPct * COLL_BAL)
  calculate : #ClassA4PDA        = MAX( 0.0, MIN(BBAL("A4"), #ClassA4PDA ))
  calculate : #ClassA4PDA        = MAX( 0, MIN( #ClassA4PDA, #DistribAmt - #ClassSNRPDA ) )
!
!
  calculate : #ClassM1PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                       THEN #DistribAmt - #ClassSNRPDA - #ClassA4PDA _
                       ELSE BBAL("1A1", "1A2", "2A", "3A1", "3A2", "A4", "M1") - #ClassSNRPDA -
#ClassA4PDA _
                       - MIN(COLL_BAL - #FloorOCTotal, #M1TargPct * COLL_BAL)
  calculate : #ClassM1PDA        = MAX( 0.0, MIN(BBAL("M1"), #ClassM1PDA ))
  calculate : #ClassM1PDA        = MAX( 0, MIN( #ClassM1PDA, #DistribAmt - #ClassSNRPDA -
#ClassA4PDA ) )
!
!
  calculate : #ClassM2PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                       THEN #DistribAmt - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA _
                       ELSE BBAL("1A1", "1A2", "2A", "3A1", "3A2", "A4", "M1", "M2") -
#ClassSNRPDA - #ClassA4PDA - #ClassM1PDA _
                       - MIN(COLL_BAL - #FloorOCTotal, #M2TargPct * COLL_BAL)
  calculate : #ClassM2PDA        = MAX( 0.0, MIN(BBAL("M2"), #ClassM2PDA ))
  calculate : #ClassM2PDA        = MAX( 0, MIN( #ClassM2PDA, #DistribAmt - #ClassSNRPDA -
#ClassA4PDA - #ClassM1PDA ) )
!
!
  calculate : #ClassM3PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                       THEN #DistribAmt - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA -
#ClassM2PDA _
                       ELSE BBAL("1A1", "1A2", "2A", "3A1", "3A2", "A4", "M1", "M2", "M3") -
#ClassSNRPDA - #ClassA4PDA - #ClassM1PDA - #ClassM2PDA _
                       - MIN(COLL_BAL - #FloorOCTotal, #M3TargPct * COLL_BAL)
  calculate : #ClassM3PDA        = MAX( 0.0, MIN(BBAL("M3"), #ClassM3PDA ))
  calculate : #ClassM3PDA        = MAX( 0, MIN( #ClassM3PDA, #DistribAmt - #ClassSNRPDA -
#ClassA4PDA - #ClassM1PDA - #ClassM2PDA ) )
!
!
  calculate : #ClassM4PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                       THEN #DistribAmt - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA _
                       ELSE BBAL("1A1", "1A2", "2A", "3A1", "3A2", "A4", "M1", "M2", "M3", "M4") -
```

```
#ClassSNRPDA - #ClassA4PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M4TargPct * COLL_BAL)
  calculate :  #ClassM4PDA        = MAX( 0.0, MIN(BBAL("M4"), #ClassM4PDA ))
  calculate :  #ClassM4PDA        = MAX( 0, MIN( #ClassM4PDA, #DistribAmt - #ClassSNRPDA -
#ClassA4PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
  calculate :  #ClassM5PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                        ELSE BBAL("1A1", "1A2", "2A", "3A1", "3A2", "A4", "M1", "M2", "M3", "M4",
"M5") - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M5TargPct * COLL_BAL)
  calculate :  #ClassM5PDA        = MAX( 0.0, MIN(BBAL("M5"), #ClassM5PDA ))
  calculate :  #ClassM5PDA        = MAX( 0, MIN( #ClassM5PDA, #DistribAmt - #ClassSNRPDA -
#ClassA4PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA ) )
!
!
  calculate :  #ClassM6PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                        ELSE BBAL("1A1", "1A2", "2A", "3A1", "3A2", "A4", "M1", "M2", "M3", "M4",
"M5", "M6") - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M6TargPct * COLL_BAL)
  calculate :  #ClassM6PDA        = MAX( 0.0, MIN(BBAL("M6"), #ClassM6PDA ))
  calculate :  #ClassM6PDA        = MAX( 0, MIN( #ClassM6PDA, #DistribAmt - #ClassSNRPDA -
#ClassA4PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA ) )
!
!
  calculate :  #ClassM7PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA _
                        ELSE BBAL("1A1", "1A2", "2A", "3A1", "3A2", "A4", "M1", "M2", "M3", "M4",
"M5", "M6", "M7") - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M7TargPct * COLL_BAL)
  calculate :  #ClassM7PDA        = MAX( 0.0, MIN(BBAL("M7"), #ClassM7PDA ))
  calculate :  #ClassM7PDA        = MAX( 0, MIN( #ClassM7PDA, #DistribAmt - #ClassSNRPDA -
#ClassA4PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA ) )
!
!
  calculate :  #ClassM8PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA _
                        ELSE BBAL("1A1", "1A2", "2A", "3A1", "3A2", "A4", "M1", "M2", "M3", "M4",
"M5", "M6", "M7", "M8") - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M8TargPct * COLL_BAL)
  calculate :  #ClassM8PDA        = MAX( 0.0, MIN(BBAL("M8"), #ClassM8PDA ))
  calculate :  #ClassM8PDA        = MAX( 0, MIN( #ClassM8PDA, #DistribAmt - #ClassSNRPDA -
#ClassA4PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassM7PDA ) )
```

```
!
!
 calculate : #ClassBPDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA -
#ClassM8PDA _
                        ELSE BBAL("1A1", "1A2", "2A", "3A1", "3A2", "A4", "M1", "M2", "M3", "M4",
"M5", "M6", "M7", "M8", "B") - #ClassSNRPDA - #ClassA4PDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA - #ClassM8PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #BTargPct * COLL_BAL)
 calculate : #ClassBPDA        = MAX( 0.0, MIN(BBAL("B"), #ClassBPDA ))
 calculate : #ClassBPDA        = MAX( 0, MIN( #ClassBPDA, #DistribAmt - #ClassSNRPDA -
#ClassA4PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassM7PDA - #ClassM8PDA ) )
!
!
 calculate : "SNR" _
 NO_CHECK CUSTOM AMOUNT     = #ClassSNRPDA
!
 calculate : "A4" _
 NO_CHECK CUSTOM AMOUNT     = #ClassA4PDA
!
 calculate : "M1" _
 NO_CHECK CUSTOM AMOUNT     = #ClassM1PDA
!
 calculate : "M2" _
 NO_CHECK CUSTOM AMOUNT     = #ClassM2PDA
!
 calculate : "M3" _
 NO_CHECK CUSTOM AMOUNT     = #ClassM3PDA
!
 calculate : "M4" _
 NO_CHECK CUSTOM AMOUNT     = #ClassM4PDA
!
 calculate : "M5" _
 NO_CHECK CUSTOM AMOUNT     = #ClassM5PDA
!
 calculate : "M6" _
 NO_CHECK CUSTOM AMOUNT     = #ClassM6PDA
!
 calculate : "M7" _
 NO_CHECK CUSTOM AMOUNT     = #ClassM7PDA
!
 calculate : "M8" _
 NO_CHECK CUSTOM AMOUNT     = #ClassM8PDA
!
 calculate : "B" _
 NO_CHECK CUSTOM AMOUNT     = #ClassBPDA
!
 calculate : "RESID" _
 NO_CHECK CUSTOM AMOUNT     = MAX(0, #Princ - OPTIMAL_PRINCPMT("SNR", "A4", "M1",
"M2", "M3", "M4", "M5", "M6", "M7", "M8", "B"))
!
----------------------------------
!
```

```
---------------------------------- Pay Interest to SNR  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS INTEREST  SEQUENTIAL  ( "SNR" )
----------------------------------
 {#SNR_Int}
----------------------------------
!
---------------------------------- Pay Interest to X  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS INTEREST  SEQUENTIAL  ( "X" )
----------------------------------
!
---------------------------------- Pay Interest to A4  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS INTEREST  SEQUENTIAL  ( "A4" )
----------------------------------
!
---------------------------------- Pay Interest to M1  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS INTEREST  SEQUENTIAL  ( "M1" )
----------------------------------
!
---------------------------------- Pay Interest to M2  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS INTEREST  SEQUENTIAL  ( "M2" )
----------------------------------
!
---------------------------------- Pay Interest to M3  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS INTEREST  SEQUENTIAL  ( "M3" )
----------------------------------
!
---------------------------------- Pay Interest to M4  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS INTEREST  SEQUENTIAL  ( "M4" )
----------------------------------
!
---------------------------------- Pay Interest to M5  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS INTEREST  SEQUENTIAL  ( "M5" )
----------------------------------
!
---------------------------------- Pay Interest to M6  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS INTEREST  SEQUENTIAL  ( "M6" )
----------------------------------
!
---------------------------------- Pay Interest to M7  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS INTEREST  SEQUENTIAL  ( "M7" )
----------------------------------
!
---------------------------------- Pay Interest to M8  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS INTEREST  SEQUENTIAL  ( "M8" )
```

```
----------------------------------
!
---------------------------------- Pay Interest to B  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTEREST  SEQUENTIAL  ( "B" )
----------------------------------
!
---------------------------------- Pay Interest Shortfall to SNR  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "SNR" )
----------------------------------
 {#SNR_InS}
----------------------------------
!
---------------------------------- Pay Interest Shortfall to X  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "X" )
----------------------------------
!
---------------------------------- Pay Interest Shortfall to A4  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "A4" )
----------------------------------
!
---------------------------------- Pay Interest Shortfall to M1  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M1" )
----------------------------------
!
---------------------------------- Pay Interest Shortfall to M2  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M2" )
----------------------------------
!
---------------------------------- Pay Interest Shortfall to M3  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M3" )
----------------------------------
!
---------------------------------- Pay Interest Shortfall to M4  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M4" )
----------------------------------
!
---------------------------------- Pay Interest Shortfall to M5  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M5" )
----------------------------------
!
---------------------------------- Pay Interest Shortfall to M6  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M6" )
----------------------------------
!
---------------------------------- Pay Interest Shortfall to M7  From Cash Account
```

```
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M7" )
----------------------------------
!
---------------------------------- Pay Interest Shortfall to M8  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M8" )
----------------------------------
!
---------------------------------- Pay Interest Shortfall to B  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "B" )
----------------------------------
!
---------------------------------- Pay Expense Mgmt Fee  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  EXPENSE ( "Mgmt_Fee" )
----------------------------------
!
---------------------------------- Pay Principal to SNR  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCIPAL SEQUENTIAL  ( "SNR" )
----------------------------------
 {#SNR_Prn}{1}
----------------------------------
!
---------------------------------- Pay Principal to A4  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCIPAL SEQUENTIAL  ( "A4" )
----------------------------------
 {#A4_Prn}
----------------------------------
!
---------------------------------- Pay Principal to M1  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
----------------------------------
 {#M1_Prn}
----------------------------------
!
---------------------------------- Pay Principal to M2  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
----------------------------------
 {#M2_Prn}
----------------------------------
!
---------------------------------- Pay Principal to M3  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
----------------------------------
 {#M3_Prn}
----------------------------------
!
---------------------------------- Pay Principal to M4  From Cash Account
```

```
    from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
----------------------------------
 {#M4_Prn}
----------------------------------
!
---------------------------------- Pay Principal to M5  From Cash Account
    from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
----------------------------------
 {#M5_Prn}
----------------------------------
!
---------------------------------- Pay Principal to M6  From Cash Account
    from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M6" )
----------------------------------
 {#M6_Prn}
----------------------------------
!
---------------------------------- Pay Principal to M7  From Cash Account
    from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M7" )
----------------------------------
 {#M7_Prn}
----------------------------------
!
---------------------------------- Pay Principal to M8  From Cash Account
    from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M8" )
----------------------------------
 {#M8_Prn}
----------------------------------
!
---------------------------------- Pay Principal to B  From Cash Account
    from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B" )
----------------------------------
 {#B_Prn}
----------------------------------
!
---------------------------------- Payback Basis Risk Shortfall From Cash Account
    from :  CLASS ( "ROOT" )
     pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "1A1"; "SNR_2"; "3A1"; "3A2"; "A4"; "M1";
"M2"; "M3"; "M4"; "M5"; "M6"; "B" )
----------------------------------
----------------------------------
!
---------------------------------- Pay Writedown Loss to A4  From Cash Account
    from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "A4" )
----------------------------------
!
---------------------------------- Pay Writedown Loss to M1  From Cash Account
    from :  CLASS ( "ROOT" )
```

```
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
----------------------------------
!
---------------------------------- Pay Writedown Loss to M2  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
----------------------------------
!
---------------------------------- Pay Writedown Loss to M3  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
----------------------------------
!
---------------------------------- Pay Writedown Loss to M4  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
----------------------------------
!
---------------------------------- Pay Writedown Loss to M5  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
----------------------------------
!
---------------------------------- Pay Writedown Loss to M6  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
----------------------------------
!
---------------------------------- Pay Writedown Loss to M7  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M7" )
----------------------------------
!
---------------------------------- Pay Writedown Loss to M8  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M8" )
----------------------------------
!
---------------------------------- Pay Writedown Loss to B  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B" )
----------------------------------
     from :  HEDGE ("CAP")
 subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP", "ACTUAL_PMT")))
      pay :  CLASS COUPONCAP_SHORT PRO_RATA("1A1" ; "SNR_2" ; "3A1" ; "3A2" ; "A4" ; "M1" ;
"M2" ; "M3" ; "M4" ; "M5" ; "M6" ; "B")
----------------------------------
     from :  HEDGE ("CAP")
      pay :  AS_INTEREST ("R#1")
----------------------------------
!
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCIPAL SEQUENTIAL  ( "RESID" )
      pay :  AS_INTEREST ( "OC#1" )
----------------------------------
```

```
      pay :  SEQUENTIAL  ( "OC#1" )
-----------------------------------
  calculate : #WriteDown = MAX(0.0,
BBAL("1A1#1","1A2#1","2A#1","3A1#1","3A2#1","A4#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","
M7#1","M8#1","B#1","OC#1") - COLL_BAL)
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN PRO_RATA ( "OC#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "B#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M8#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M7#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "A4#1" )
-----------------------------------
  calculate : #BondBal    =
BBAL("1A1#1","1A2#1","2A#1","3A1#1","3A2#1","A4#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","
M7#1","M8#1","B#1")
  calculate : #BondBal1   = BBAL("SNR_1")
  calculate : #BondBal2   = BBAL("SNR_2")
  calculate : #BondBal3   = BBAL("SNR_3")
  calculate : #OC         = MAX( 0, COLL_BAL - #BondBal )
  calculate : #IncrOC     = MAX( 0, #OC - BBAL( "OC#1" ) )
  calculate : #DecrOC     = MAX( 0, BBAL( "OC#1" ) - #OC)
-----------------------------------
     from :  SUBACCOUNT ( #IncrOC )
      pay :  WRITEUP SEQUENTIAL ( "OC#1" )
-----------------------------------
     from :  SUBACCOUNT ( #DecrOC )
      pay :  WRITEDOWN SEQUENTIAL ( "OC#1" )
-----------------------------------
```

```
Schedule "INV_1" GROUP 1
DECLARE
VALUES OK
   20040425            0
!
Schedule "INV_2" GROUP 2
DECLARE
VALUES OK
   20040425            0
!
Schedule "INV_3" GROUP 3
DECLARE
VALUES OK
   20040425            0
!
Schedule "INV_1_BAL" GROUP 1
DECLARE
VALUES OK
   20040425            0
!
Schedule "INV_2_BAL"
DECLARE
VALUES OK
   20040425            0
!
Schedule "INV_3_BAL" GROUP 3
DECLARE
VALUES OK
   20040425            0
!
!
!
!
 DEFINE TABLE "SRFTBLA" (3, 2) = "PERIOD" "SRF"
    10.1       0.72053
    30.1       0.82053
    999        1.07053
!
 DEFINE DYNAMIC #SRFA          = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
DEAL_FIRST_PAYDATE) + 1, "SRFTBLA", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBLB" (3, 2) = "PERIOD" "SRF"
    10.1       1.75
    30.1       1.85
    999        2.1
!
 DEFINE DYNAMIC #SRFB          = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
DEAL_FIRST_PAYDATE) + 1, "SRFTBLB", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBLC" (3, 2) = "PERIOD" "SRF"
    10.1       0.66218
    30.1       0.76218
    999        1.01218
!
 DEFINE DYNAMIC #SRFC          = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
```

```
DEAL_FIRST_PAYDATE) + 1, "SRFTBLC", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBLD" (3, 2) = "PERIOD" "SRF"
   10.1      0.82215
   30.1      0.92215
   999       1.17215
!
 DEFINE DYNAMIC #SRFD        = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
DEAL_FIRST_PAYDATE) + 1, "SRFTBLD", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBLE" (3, 2) = "PERIOD" "SRF"
   10.1      0.66287
   30.1      0.76287
   999       1.01287
!
 DEFINE DYNAMIC #SRFE        = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
DEAL_FIRST_PAYDATE) + 1, "SRFTBLE", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBLF" (3, 2) = "PERIOD" "SRF"
   10.1      0.64477
   30.1      0.74477
   999       0.99477
!
 DEFINE DYNAMIC #SRFF        = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
DEAL_FIRST_PAYDATE) + 1, "SRFTBLF", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBLG" (3, 2) = "PERIOD" "SRF"
   10.1      0.69888
   30.1      0.79888
   999       1.04888
!
 DEFINE DYNAMIC #SRFG        = LOOKUP_TBL( "STEP", LOAN("AGE"), "SRFTBLG", "PERIOD",
"SRF" )
!
 DEFINE TABLE "SRFTBLH" (3, 2) = "PERIOD" "SRF"
   10.1      0.60529
   30.1      0.70529
   999       0.95529
!
 DEFINE DYNAMIC #SRFH        = LOOKUP_TBL( "STEP", LOAN("AGE"), "SRFTBLH", "PERIOD",
"SRF" )
!
 DEFINE TABLE "SRFTBLI" (3, 2) = "PERIOD" "SRF"
   10.1      0.61129
   30.1      0.71129
   999       0.96129
!
 DEFINE DYNAMIC #SRFI        = LOOKUP_TBL( "STEP", LOAN("AGE"), "SRFTBLI", "PERIOD",
"SRF" )
!
 DEFINE TABLE "SRFTBLJ" (3, 2) = "PERIOD" "SRF"
   10.1      0.57289
   30.1      0.67289
   999       0.92289
!
```

```
 DEFINE DYNAMIC #SRFJ         = LOOKUP_TBL( "STEP", LOAN("AGE"), "SRFTBLJ", "PERIOD",
"SRF" )
!
 DEFINE TABLE "SRFTBLK" (3, 2) = "PERIOD" "SRF"
   10.1      0.35412
   30.1      0.45412
   999       0.70412
!
 DEFINE DYNAMIC #SRFK         = LOOKUP_TBL( "STEP", LOAN("AGE"), "SRFTBLK", "PERIOD",
"SRF" )
!
 DEFINE TABLE "SRFTBLL" (3, 2) = "PERIOD" "SRF"
   10.1      1.54845
   30.1      1.64845
   999       1.89845
!
 DEFINE DYNAMIC #SRFL         = LOOKUP_TBL( "STEP", LOAN("AGE"), "SRFTBLL", "PERIOD",
"SRF" )
!
 DEFINE TABLE "SRFTBLM" (3, 2) = "PERIOD" "SRF"
   10.1      0.69482
   30.1      0.79482
   999       1.04482
!
 DEFINE DYNAMIC #SRFM         = LOOKUP_TBL( "STEP", LOAN("AGE"), "SRFTBLM", "PERIOD",
"SRF" )
!
 DEFINE TABLE "SRFTBLN" (3, 2) = "PERIOD" "SRF"
   10.1      0.51469
   30.1      0.61469
   999       0.86469
!
 DEFINE DYNAMIC #SRFN         = LOOKUP_TBL( "STEP", LOAN("AGE"), "SRFTBLN", "PERIOD",
"SRF" )
!
 DEFINE TABLE "SRFTBLO" (3, 2) = "PERIOD" "SRF"
   10.1      0.61721
   30.1      0.71721
   999       0.96721
!
 DEFINE DYNAMIC #SRFO         = LOOKUP_TBL( "STEP", LOAN("AGE"), "SRFTBLO", "PERIOD",
"SRF" )
!
 Collateral OVER
!
!    Factor    --Delay--
! Type  Date     P/Y   BV   Use BV for 0
 WL  20040401   9999 9999   FALSE
!
! Pool# Type   Gross    Current    Original  --Fee-- Maturity Orig  ARM        Gross #mos #mos
P#mos P#mos Life  Reset Life  Max  Look
!           Coupon   Factor    Balance   P/Y  BV  P/Y  BV Term  Index       Margin ToRst RstPer
ToRst RstPer Cap   Cap  Floor  Negam Back
!! BEGINNING OF COLLATERAL
M     1    "1 // // //15 YR Fixed // // 0"          WL    00    WAC        7.78106 (     2273984.28 /
```

2273984.28); 2273984.28 0.75586 0.75586 178:2 178:2 180
NO_CHECK
GROUP "1F"
M 2 "1 // // //2/28 Libor // // 0" WL 00 WAC 7.11568 (131787898.49 /
131787898.49); 131787898.49 1.02144 1.02144 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 5.877 22 6 SYNC_INT 13.96 1
7.129 0 45 INIT_PERCAP 2.157 GROUP "1A"
TEASER
M 3 "1 // // //2/28 Libor //IO// 60" WL 00 WAC 6.7809 (19622892.64 /
19622892.64); 19622892.64 1.16234 1.16234 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 5.983 22 6 SYNC_INT 13.57 1
6.789 0 45 INIT_PERCAP 2.211 AMORT NONE FOR 60
GROUP "1A" TEASER
M 4 "1 // // //30 YR Fixed // // 0" WL 00 WAC 7.29207 (38784346.79 /
38784346.79); 38784346.79 1.01584 1.01584 358:2 358:2 360
NO_CHECK
GROUP "1F"
M 5 "1 // // //30 YR Fixed //IO// 60" WL 00 WAC 7.22735 (3595931.73 /
3595931.73); 3595931.73 0.7376 0.7376 357:3 357:3 360 NO_CHECK
AMORT NONE FOR 60 GROUP "1F"
M 6 "1 // // //3/27 Libor // // 0" WL 00 WAC 6.97701 (34172262.58 /
34172262.58); 34172262.58 1.01532 1.01532 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 5.875 34 6 SYNC_INT 13.96 1
6.988 0 45 INIT_PERCAP 2.022 GROUP "1A"
TEASER
M 7 "1 // // //3/27 Libor //IO// 60" WL 00 WAC 6.54099 (4729192.19 /
4729192.19); 4729192.19 1.31105 1.31105 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 5.859 34 6 SYNC_INT 13.54 1
6.568 0 45 INIT_PERCAP 2 AMORT NONE FOR 60 GROUP
"1A" TEASER
M 8 "1 // // //5/1 ARM // // 0" WL 00 WAC 7.55484 (539454.33 /
539454.33); 539454.33 0.5 0.5 358:2 358:2 360 NO_CHECK ARM
CMT_1YR 5.839 59 12 SYNC_INT 13.56 2 7.555 0 45
GROUP "1A" TEASER
M 9 "1 // // //5/25 Libor // // 0" WL 00 WAC 7.01701 (1711473.84 /
1711473.84); 1711473.84 1.50772 1.50772 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 6.055 58 6 SYNC_INT 14.02 1
7.060 0 45 INIT_PERCAP 2 GROUP "1A"
TEASER
M 10 "1 // // //Balloon // // 0" WL 00 WAC 8.59348 (198537.22 /
198537.22); 198537.22 1.33008 1.33008 357:3 357:3 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "1F"
M 11 "1 // //PREFUND //15 YR Fixed // // 0" WL 00 WAC 7.47505 (1874296.86
/ 1874296.86); 1874296.86 0.70993 0.70993 178:2 178:2 180
NO_CHECK
GROUP "1F"
M 12 "1 // //PREFUND //2/28 Libor // // 0" WL 00 WAC 7.53828 (130267322.58
/ 130267322.58); 130267322.58 0.75197 0.75197 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 5.688 23 6 SYNC_INT 13.54 1
7.538 0 45 INIT_PERCAP 3 GROUP "1A"
TEASER
M 13 "1 // //PREFUND //2/28 Libor //IO// 60" WL 00 WAC 6.98076 (647349.84
/ 647349.84); 647349.84 1.21621 1.21621 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 3.75 23 6 SYNC_INT 13.98 1
6.981 0 45 INIT_PERCAP 2 . AMORT NONE FOR 60 GROUP

"1A" TEASER
M 14 "1 // //PREFUND //30 YR Fixed // // 0" WL 00 WAC 8.41374 (
41690840.50 / 41690840.50); 41690840.50 0.84455 0.84455 358:2 358:2
360 NO_CHECK
GROUP "1F"
M 15 "1 // //PREFUND //3/27 Libor // // 0" WL 00 WAC 7.64292 (3636516.38 /
3636516.38); 3636516.38 0.7849 0.7849 358:2 358:2 360 NO_CHECK
ARM LIBOR_6MO 5.726 35 6 SYNC_INT 13.64 1 7.643 0
45 INIT_PERCAP 3 GROUP "1A" TEASER
M 16 "1 // //PREFUND //5/25 Libor // // 0" WL 00 WAC 7.30199 (975955.26 /
975955.26); 975955.26 1.12203 1.12203 358:2 358:2 360 NO_CHECK
ARM LIBOR_6MO 5.785 58 6 SYNC_INT 13.3 1 7.302 0
45 INIT_PERCAP 3 GROUP "1A" TEASER
M 17 "1 //OOMC_STEP1// //15 YR Fixed // // 0" WL 00 WAC 8.12429 (
4343587.45 / 4343587.45); 4343587.45 (#SRFA); 0.00 177:3 177:3
180 NO_CHECK
GROUP "1F"
M 18 "1 //OOMC_STEP1// //15/30 Libor // // 0" WL 00 WAC 8.44 (202923.32
/ 202923.32); 202923.32 (#SRFB); 0.00 357:3 357:3 360
NO_CHECK ARM LIBOR_6MO 6.34 178 6 SYNC_INT 14.44 1
8.440 0 45 INIT_PERCAP 3 GROUP "1A"
TEASER
M 19 "1 //OOMC_STEP1// //2/28 Libor // // 0" WL 00 WAC 7.40398 (
201935447.15 / 201935447.15); 201935447.15 (#SRFC); 0.00 357:3 357:3
360 NO_CHECK ARM LIBOR_6MO 5.299 21 6 SYNC_INT 13.41 1.002
7.405 0 45 INIT_PERCAP 2.995 GROUP "1A"
TEASER
M 20 "1 //OOMC_STEP1// //30 YR Fixed // // 0" WL 00 WAC 7.93905 (
78297079.99 / 78297079.99); 78297079.99 (#SRFD); 0.00 357:3 357:3
360 NO_CHECK
GROUP "1F"
M 21 "1 //OOMC_STEP1// //3/27 Libor // // 0" WL 00 WAC 7.17097 (
14768127.09 / 14768127.09); 14768127.09 (#SRFE); 0.00 357:3 357:3
360 NO_CHECK ARM LIBOR_6MO 5.126 34 6 SYNC_INT 13.17 1
7.171 0 45 INIT_PERCAP 2.992 GROUP "1A"
TEASER
M 22 "2 // // //15 YR Fixed // // 0" WL 00 WAC 7.65889 (8566241.90 /
8566241.90); 8566241.90 0.78551 0.78551 176:2 176:2 178
NO_CHECK
GROUP "2F"
M 23 "2 // // //2/1 ARM // // 0" WL 00 WAC 5.79518 (420541.76 /
420541.76); 420541.76 0.5 0.5 356:4 356:4 360 NO_CHECK ARM
CMT_1YR 3.6 21 12 SYNC_INT 11.8 2 3.600 0 45
GROUP "2A" TEASER
M 24 "2 // // //2/28 Libor // // 0" WL 00 WAC 7.57009 (142944757.01 /
142944757.01); 142944757.01 0.89446 0.89446 357:3 357:3 360
NO_CHECK ARM LIBOR_6MO 6.152 22 6 SYNC_INT 14.24 1
7.254 0 45 INIT_PERCAP 2.586 GROUP "2A"
TEASER
M 25 "2 // // //2/28 Libor //IO// 24" WL 00 WAC 6.27576 (13874790.12 /
13874790.12); 13874790.12 0.5 0.5 350:5 350:5 355 NO_CHECK
ARM LIBOR_6MO 2.762 20 6 SYNC_INT 12.28 1 5.236 0
45 INIT_PERCAP 3 AMORT NONE FOR 24 GROUP "2A" TEASER
M 26 "2 // // //2/28 Libor //IO// 60" WL 00 WAC 6.96621 (14304817.59 /
14304817.59); 14304817.59 0.99376 0.99376 358:2 358:2 360

NO_CHECK ARM LIBOR_6MO 6.077 22 6 SYNC_INT 13.49 1
6.991 0 45 INIT_PERCAP 2.477 AMORT NONE FOR 60
GROUP "2A" TEASER
M 27 "2 // // //2/28 Libor //IO//120" WL 00 WAC 5.98474 (12749581.03 /
12749581.03); 12749581.03 0.55393 0.55393 356:4 356:4 360
NO_CHECK ARM LIBOR_6MO 3.526 20 6 SYNC_INT 11.1 1
3.663 0 45 INIT_PERCAP 2.972 AMORT NONE FOR 120
GROUP "2A" TEASER
M 28 "2 // // //30 YR Fixed // // 0" WL 00 WAC 7.45687 (95461129.31 /
95461129.31); 95461129.31 0.92461 0.92461 347:2 347:2 349
NO_CHECK
GROUP "2F"
M 29 "2 // // //30 YR Fixed //IO// 60" WL 00 WAC 6.85639 (699195.79 /
699195.79); 699195.79 0.8937 0.8937 357:3 357:3 360 NO_CHECK
AMORT NONE FOR 60 GROUP "2F"
M 30 "2 // // //30 YR Fixed //IO//120" WL 00 WAC 6.07647 (2683156.62 /
2683156.62); 2683156.62 0.5 0.5 355:5 355:5 360 NO_CHECK
AMORT NONE FOR 120 GROUP "2F"
M 31 "2 // // //3/27 Libor // // 0" WL 00 WAC 7.79716 (38002207.79 /
38002207.79); 38002207.79 0.73058 0.73058 357:3 357:3 360
NO_CHECK ARM LIBOR_6MO 6.964 34 6 SYNC_INT 14.75 1.002
7.779 0 45 INIT_PERCAP 2.539 GROUP "2A"
TEASER
M 32 "2 // // //3/27 Libor //IO// 60" WL 00 WAC 6.15159 (3670308.53 /
3670308.53); 3670308.53 0.72923 0.72923 357:3 357:3 360
NO_CHECK ARM LIBOR_6MO 5.408 34 6 SYNC_INT 12.47 1
6.274 0 45 INIT_PERCAP 2.678 AMORT NONE FOR 60
GROUP "2A" TEASER
M 33 "2 // // //5/1 ARM // // 0" WL 00 WAC 5.42136 (1245326.82 /
1245326.82); 1245326.82 0.5 0.5 358:2 358:2 360 NO_CHECK
ARM LIBOR_1YR 2.25 59 12 SYNC_INT 10.42 2 2.250 0
45 INIT_PERCAP 5 GROUP "2A" TEASER
M 34 "2 // // //5/1 ARM //IO// 60" WL 00 WAC 7.25 (356000.00 /
356000.00); 356000.00 0.5 0.5 358:2 358:2 360 NO_CHECK ARM
CMT_1YR 6.25 59 12 SYNC_INT 13.25 2 7.250 0 45
AMORT NONE FOR 60 GROUP "2A" TEASER
M 35 "2 // // //5/1 ARM //IO//120" WL 00 WAC 5.33481 (992800.00 /
992800.00); 992800.00 0.5 0.5 358:2 358:2 360 NO_CHECK ARM
LIBOR_1YR 2.25 59 12 SYNC_INT 10.34 2 2.250 0 45
INIT_PERCAP 5 AMORT NONE FOR 120 GROUP "2A" TEASER
M 36 "2 // // //5/25 Libor // // 0" WL 00 WAC 6.01943 (2659079.48 /
2659079.48); 2659079.48 0.80101 0.80101 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 4.275 58 6 SYNC_INT 11.92 1.16
4.622 0 45 INIT_PERCAP 4.087 GROUP "2A"
TEASER
M 37 "2 // // //5/25 Libor //IO//120" WL 00 WAC 5.18322 (2805344.98 /
2805344.98); 2805344.98 0.5 0.5 357:3 357:3 360 NO_CHECK
ARM LIBOR_6MO 2.585 58 6 SYNC_INT 10.69 1.502 2.638 0
45 INIT_PERCAP 5.502 AMORT NONE FOR 120 GROUP "2A"
TEASER
M 38 "2 // // //Balloon // // 0" WL 00 WAC 10.5056 (3323394.68 /
3323394.68); 3323394.68 0.55879 0.55879 358:2 358:2 360
NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "2F"
M 39 "2 // //PREFUND //15 YR Fixed // // 0" WL 00 WAC 7.5541 (696817.73 /

696817.73); 696817.73 1.43752 1.43752 178:2 178:2 180 NO_CHECK
GROUP "2F"
M 40 "2 // //PREFUND //2/28 Libor // // 0" WL 00 WAC 7.70042 (5763723.93 /
5763723.93); 5763723.93 0.87275 0.87275 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 6.303 23 6 SYNC_INT 13.7 1
7.700 0 45 INIT_PERCAP 3 GROUP "2A"
TEASER
M 41 "2 // //PREFUND //30 YR Fixed // // 0" WL 00 WAC 7.98703 (9639080.84
/ 9639080.84); 9639080.84 0.96218 0.96218 349:1 349:1 350
NO_CHECK
GROUP "2F"
M 42 "2 // //PREFUND //3/27 Libor // // 0" WL 00 WAC 6.69292 (487133.07 /
487133.07); 487133.07 1.71214 1.71214 358:2 358:2 360 NO_CHECK
ARM LIBOR_6MO 5.705 35 6 SYNC_INT 12.69 1 6.693 0
45 INIT_PERCAP 3 GROUP "2A" TEASER
M 43 "2 //OOMC_STEP1// //15 YR Fixed // // 0" WL 00 WAC 7.49784 (
2955114.16 / 2955114.16); 2955114.16 (#SRFF); 0.00 164:3 164:3
167 NO_CHECK
GROUP "2F"
M 44 "2 //OOMC_STEP1// //15/30 Libor // // 0" WL 00 WAC 7.75506 (
604263.99 / 604263.99); 604263.99 (#SRFG); 0.00 357:3 357:3
360 NO_CHECK ARM LIBOR_6MO 5.712 178 6 SYNC_INT 13.76 1
7.755 0 45 INIT_PERCAP 3 GROUP "2A"
TEASER
M 45 "2 //OOMC_STEP1// //2/28 Libor // // 0" WL 00 WAC 7.97408 (
291502524.26 / 291502524.26); 291502524.26 (#SRFH); 0.00 356:3 356:3
359 NO_CHECK ARM LIBOR_6MO 6.001 22 6 SYNC_INT 13.98 1.002
7.976 0 45 INIT_PERCAP 2.999 GROUP "2A"
TEASER
M 46 "2 //OOMC_STEP1// //30 YR Fixed // // 0" WL 00 WAC 7.43051 (
44038718.40 / 44038718.40); 44038718.40 (#SRFI); 0.00 344:3 344:3
347 NO_CHECK
GROUP "2F"
M 47 "2 //OOMC_STEP1// //3/27 Libor // // 0" WL 00 WAC 7.73246 (
17064368.45 / 17064368.45); 17064368.45 (#SRFJ); 0.00 357:3 357:3
360 NO_CHECK ARM LIBOR_6MO 5.847 34 6 SYNC_INT 13.75 1.006
7.732 0 45 INIT_PERCAP 3 GROUP "2A"
TEASER
M 48 "3 // // //15 YR Fixed // // 0" WL 00 WAC 6.93278 (972366.86 /
972366.86); 972366.86 0.5 0.5 177:3 177:3 180 NO_CHECK
GROUP "3F"
M 49 "3 // // //2/28 Libor // // 0" WL 00 WAC 7.09478 (52900056.61 /
52900056.61); 52900056.61 0.81264 0.81264 356:3 356:3 359
NO_CHECK ARM LIBOR_6MO 5.901 22 6 SYNC_INT 13.75 1.026
7.015 0 45 INIT_PERCAP 2.546 GROUP "3A"
PREPAY_FLAG NONE ; TEASER
M 50 "3 // // //2/28 Libor //IO// 24" WL 00 WAC 6.1434 (465714.30 /
465714.30); 465714.30 0.5 0.5 355:5 355:5 360 NO_CHECK ARM
LIBOR_6MO 3.734 20 6 SYNC_INT 12.61 1 5.607 0 45
INIT_PERCAP 2.537 AMORT NONE FOR 24 GROUP "3A" TEASER
M 51 "3 // // //2/28 Libor //IO// 36" WL 00 WAC 5 (521600.00 /
521600.00); 521600.00 0.5 0.5 355:5 355:5 360 NO_CHECK ARM
LIBOR_6MO 4 20 6 SYNC_INT 12 1 5.000 0 45
INIT_PERCAP 2 AMORT NONE FOR 36 GROUP "3A" TEASER
M 52 "3 // // //2/28 Libor //IO// 60" WL 00 WAC 6.53472 (20745418.31 /

20745418.31); 20745418.31 0.88602 0.88602 357:3 357:3 360
NO_CHECK ARM LIBOR_6MO 5.852 22 6 SYNC_INT 13.09 1
6.522 0 45 INIT_PERCAP 2.602 AMORT NONE FOR 60
GROUP "3A" TEASER
M 53 "3 // // //30 YR Fixed // // 0" WL 00 WAC 7.31004 (14907897.08 /
14907897.08); 14907897.08 0.9399 0.9399 348:3 348:3 351
NO_CHECK
GROUP "3F"
M 54 "3 // // //30 YR Fixed //IO// 60" WL 00 WAC 6.72501 (2693699.94 /
2693699.94); 2693699.94 1.19932 1.19932 358:2 358:2 360
NO_CHECK
AMORT NONE FOR 60 GROUP "3F"
M 55 "3 // // //3/27 Libor // // 0" WL 00 WAC 6.71425 (8666237.68 /
8666237.68); 8666237.68 0.86331 0.86331 357:3 357:3 360
NO_CHECK ARM LIBOR_6MO 5.84 34 6 SYNC_INT 13.51 1.026
6.626 0 45 INIT_PERCAP 2.475 GROUP "3A"
TEASER
M 56 "3 // // //3/27 Libor //IO// 60" WL 00 WAC 6.09699 (4134714.08 /
4134714.08); 4134714.08 0.77453 0.77453 357:3 357:3 360
NO_CHECK ARM LIBOR_6MO 5.65 34 6 SYNC_INT 12.74 1
6.097 0 45 INIT_PERCAP 2.589 AMORT NONE FOR 60
GROUP "3A" TEASER
M 57 "3 // // //5/1 ARM // // 0" WL 00 WAC 5.09872 (805446.35 /
805446.35); 805446.35 0.5 0.5 358:2 358:2 360 NO_CHECK ARM
LIBOR_1YR 2.25 59 12 SYNC_INT 10.1 2 2.250 0 45
INIT_PERCAP 5 GROUP "3A" TEASER
M 58 "3 // // //5/1 ARM //IO//120" WL 00 WAC 5.47871 (883500.00 /
883500.00); 883500.00 0.5 0.5 358:2 358:2 360 NO_CHECK ARM
LIBOR_1YR 2.25 59 12 SYNC_INT 10.48 2 2.250 0 45
INIT_PERCAP 5 AMORT NONE FOR 120 GROUP "3A" TEASER
M 59 "3 // // //5/25 Libor // // 0" WL 00 WAC 5.89579 (1602712.46 /
1602712.46); 1602712.46 0.97858 0.97858 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 5.673 59 6 SYNC_INT 12.6 1.125
5.910 0 45 INIT_PERCAP 2.669 GROUP "3A"
TEASER
M 60 "3 // // //5/25 Libor //IO// 60" WL 00 WAC 7.04416 (842000.00 /
842000.00); 842000.00 0.5 0.5 357:3 357:3 360 NO_CHECK ARM
LIBOR_6MO 6.434 57 6 SYNC_INT 13.43 1 7.044 0 45
INIT_PERCAP 3 AMORT NONE FOR 60 GROUP "3A" TEASER
M 61 "3 // // //5/25 Libor //IO//120" WL 00 WAC 5.5 (143000.00 /
143000.00); 143000.00 0.5 0.5 358:2 358:2 360 NO_CHECK ARM
LIBOR_6MO 2.25 59 6 SYNC_INT 11.5 2 2.250 0 45
INIT_PERCAP 6 AMORT NONE FOR 120 GROUP "3A" TEASER
M 62 "3 // // //Balloon // // 0" WL 00 WAC 10.32598 (5338454.55 /
5338454.55); 5338454.55 0.5 0.5 356:4 356:4 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "3F"
M 63 "3 // //PREFUND //15 YR Fixed // // 0" WL 00 WAC 10.25 (89208.97 /
89208.97); 89208.97 0.5 0.5 177:3 177:3 180 NO_CHECK
GROUP "3F"
M 64 "3 // //PREFUND //2/28 Libor // // 0" WL 00 WAC 7.04096 (31351974.30 /
31351974.30); 31351974.30 1.04497 1.04497 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 5.729 23 6 SYNC_INT 13.04 1
7.041 0 45 INIT_PERCAP 3 GROUP "3A"
TEASER
M 65 "3 // //PREFUND //2/28 Libor //IO// 60" WL 00 WAC 6.75 (495000.00 /

495000.00); 495000.00 0.5 0.5 416:2 416:2 420 NO_CHECK ARM LIBOR_6MO 6 23 6 SYNC_INT 12.75 1 6.750 0 45 INIT_PERCAP 3 BALLOON SCHED_BOTH 360 AMORT NONE FOR 60 GROUP "3A" TEASER
M 66 "3 // //PREFUND //30 YR Fixed // // 0" WL 00 WAC 7.46955 (11558636.31 / 11558636.31); 11558636.31 0.9812 0.9812 358:2 358:2 360 NO_CHECK
GROUP "3F"
M 67 "3 // //PREFUND //3/27 Libor // // 0" WL 00 WAC 6.5 (511071.78 / 511071.78); 511071.78 0.5 0.5 358:2 358:2 360 NO_CHECK ARM LIBOR_6MO 5.5 35 6 SYNC_INT 12.5 1 6.500 0 45 INIT_PERCAP 3 GROUP "3A" TEASER
M 68 "3 // //PREFUND //5/25 Libor // // 0" WL 00 WAC 6.06538 (804320.50 / 804320.50); 804320.50 1.95 1.95 358:2 358:2 360 NO_CHECK ARM LIBOR_6MO 5.755 59 6 SYNC_INT 12.07 1 6.065 0 45 INIT_PERCAP 3 GROUP "3A" TEASER
M 69 "3 //OOMC_STEP1// //15 YR Fixed // // 0" WL 00 WAC 7.80962 (4620758.87 / 4620758.87); 4620758.87 (#SRFK); 0.00 178:2 178:2 180 NO_CHECK
GROUP "3F"
M 70 "3 //OOMC_STEP1// //15/30 Libor // // 0" WL 00 WAC 7.61355 (395013.01 / 395013.01); 395013.01 (#SRFL); 0.00 357:3 357:3 360 NO_CHECK ARM LIBOR_6MO 6.119 178 6 SYNC_INT 13.61 1 7.614 0 45 INIT_PERCAP 3 GROUP "3A" TEASER
M 71 "3 //OOMC_STEP1// //2/28 Libor // // 0" WL 00 WAC 7.39029 (161583123.98 / 161583123.98); 161583123.98 (#SRFM); 0.00 357:3 357:3 360 NO_CHECK ARM LIBOR_6MO 5.361 22 6 SYNC_INT 13.4 1 7.390 0 45 INIT_PERCAP 2.996 GROUP "3A" TEASER
M 72 "3 //OOMC_STEP1// //30 YR Fixed // // 0" WL 00 WAC 7.1952 (57835942.33 / 57835942.33); 57835942.33 (#SRFN); 0.00 356:3 356:3 359 NO_CHECK
GROUP "3F"
M 73 "3 //OOMC_STEP1// //3/27 Libor // // 0" WL 00 WAC 7.21283 (13140959.01 / 13140959.01); 13140959.01 (#SRFO); 0.00 357:3 357:3 360 NO_CHECK ARM LIBOR_6MO 5.206 33 6 SYNC_INT 13.23 1.007 7.213 0 45 INIT_PERCAP 3 GROUP "3A" TEASER